ECHELON®

Echelon's 2007 Annual Report

Dear Shareholder:

Echelon had a very strong year in 2007. Our revenue grew 140 percent and we achieved profitability in the fourth quarter. We did well from a market perspective. We gained an important foothold in the U.S. utility market with our Networked Energy Services (NES) smart grid product line, winning both a pilot and initial deployment with Duke Energy in its "Utility of the Future" project. We expanded the presence of the NES system outside the United States with significant new deployment wins in Russia and Denmark. We focused our marketing efforts for our LonWorks® Infrastructure (LWI) product line on energy and operational savings in distributed enterprise applications, and were pleased to be selected as the technology platform that McDonald's Corporation will use in its "Kitchen of the Future" project. We did well in product development and introduced our third-generation NES products and our new *i*.LON® SmartServer. We quickly ramped up production capacity to take advantage of our mushrooming market opportunities, and shipped our one-m... NES meter in early 2008. And maybe most importantly, despite the compl ... great proc ... performar ...

These suc ... respond t ... able today. Our customers and increasingly ... g to understand that our LWI and NES product lines create an intelligent networking infrastructure — one that can economically turn the consumer electricity grid, commercial buildings, factories, streetlights, and virtually any device that uses electricity into an energy-aware universe of devices that can manage and control energy use without human intervention. In fact, our products are the source of the most available form of alternative energy: conservation and control. For example, with no human intervention, Echelon's headquarters building sheds about 30 percent of its energy use within minutes of receiving a signal that electrical generating capacity in Northern California is scarce. And, importantly, our employees are not affected and are able to carry on their work in comfort and safety. There are many examples like this of LWI and NES products creatively and intelligently saving energy worldwide — in street lighting, in factories, in buildings, in homes — in fact, anywhere energy is used. And those examples will only multiply and expand. They are fueling our optimism about our future.

We also expect 2008 to be a very strong year, but we realize these expectations must be tempered by the reality of the difficult current economic environment. We can take some comfort from the fact that much of what we do is even more appealing in difficult economic times, as investments in energy-aware utilities, buildings, homes, streetlights, and so on can often pay for themselves very rapidly. We expect continued dramatic revenue growth in our NES product line and we expect good growth in our LWI product line. We are working to reduce the costs of our products and have placed significant restraints on the growth of our operating expenses in 2008. As a result, our goal is to report net income profitability, on a non-GAAP basis, for 2008.

Everything we accomplish depends on the outstanding and highly dedicated team of people we have at Echelon and the support of our shareholders. I want to thank our employees for a great year in 2007 and thank you, our shareholders, for your confidence and support.

Ken Oshman
Chairman and CEO
April 7, 2008

The foregoing may contain statements relating to future plans, events or performance. These forward-looking statements may involve risks and uncertainties, including risks associated with uncertainties pertaining to anticipated growth in the control networks market and in Echelon's business, in general, and the LonWorks infrastructure business and NES business, in particular; the ability of Echelon's products to perform as designed; and other risks identified in our SEC filings. Actual results, events and performance may differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of this date. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after this date or to reflect the occurrence of unanticipated events.

ECHELON CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 27, 2008
10:00 A.M. PACIFIC TIME

We cordially invite you to attend the 2008 Annual Meeting of Stockholders of Echelon Corporation. The meeting will be held on Tuesday, May 27, 2008 at 10:00 a.m., Pacific Time, at 570 Meridian Avenue, San Jose, California 95126. At the meeting we will:

1. Elect two Class A directors for a term of three years and until their successors are duly elected and qualified;

2. Ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008; and

3. Transact any other business as may properly come before the meeting or any postponement or adjournment thereof.

These items are fully discussed in the following pages, which are made part of this Notice. Stockholders who owned our common stock at the close of business on Monday, March 31, 2008 are entitled to notice of and to vote at the annual meeting.

Your vote is important. Whether or not you plan to attend the annual meeting, please cast your vote, as instructed in the Notice of Internet Availability of Proxy Materials, over the Internet or by telephone, as promptly as possible. You may also request a paper proxy card to submit your vote by mail, if you prefer. We encourage you to vote via the Internet. It is convenient, is more environmentally friendly, and saves us significant postage and processing costs.

Sincerely,

M. Kenneth Oshman
Chairman of the Board and Chief Executive Officer

San Jose, California
April 16, 2008

2008 ANNUAL MEETING OF STOCKHOLDERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

ECHELON CORPORATION

PROXY STATEMENT
FOR
2008 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

General

Our Board of Directors is soliciting Proxies for the 2008 Annual Meeting of Stockholders to be held at 570 Meridian Avenue, San Jose, California 95126 on Tuesday, May 27, 2008, at 10:00 a.m., Pacific Time. The address of our principal executive office is 550 Meridian Avenue, San Jose, California 95126 and our telephone number at this address is 408-938-5200. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters set forth in the attached Notice of Annual Meeting. Please read it carefully.

Beginning on April 16, 2008, we made copies of this Proxy Statement available to persons who were stockholders at the close of business on March 31, 2008, the record date for the annual meeting.

Notice of Internet Availability of Proxy Materials

Pursuant to rules recently adopted by the Securities and Exchange Commission, or the SEC, we have chosen to provide access to our proxy materials over the Internet. We are sending a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") to our stockholders of record and our beneficial owners. All stockholders will have the option to access the proxy materials on a website referred to in the Notice of Internet Availability or to request a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy of the proxy materials are included in the Notice of Internet Availability. You may also request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis.

Electronic Access to Proxy Materials

The Notice of Internet Availability will provide you with instructions on how to:

- View on the Internet our proxy materials for our annual meeting; and
- Instruct us to send our future proxy materials to you electronically by e-mail.

Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing the proxy materials to you and will reduce the environmental impact of our annual meeting. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions including a link to the proxy materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Costs of Solicitation

We will pay the costs of soliciting proxies from stockholders. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners, including fees associated with:

- Forwarding the Notice of Internet Availability to beneficial owners;
- Forwarding printed proxy materials by mail to beneficial owners who specifically request them; and
- Obtaining beneficial owners' voting instructions.

Certain of our directors, officers and employees may solicit proxies on our behalf, without additional compensation, personally or by written communication, telephone, facsimile or other electronic means.

Record Date and Shares Outstanding

Only stockholders of record at the close of business on March 31, 2008, are entitled to attend and vote at the annual meeting. On the record date, 40,820,374 shares of our common stock were outstanding and held of record. The closing price of our common stock on the Nasdaq Stock Market on the record date was $13.50 per share.

QUESTIONS AND ANSWERS REGARDING OUR ANNUAL MEETING

Although we encourage you to read this Proxy Statement in its entirety, we include this question and answer section to provide some background information and brief answers to several questions you may have about the annual meeting or this Proxy Statement.

Q: Why am I receiving these proxy materials?

A: Our Board of Directors is providing these proxy materials for you in connection with our annual meeting of stockholders, which will take place on May 27, 2008. Stockholders are invited to attend the annual meeting and are requested to vote on the proposals described in this Proxy Statement.

Q: What is the Notice of Internet Availability?

A: In accordance with rules and regulations recently adopted by the SEC, instead of mailing a printed copy of our proxy materials to all stockholders entitled to vote at the annual meeting, we are furnishing the proxy materials to our stockholders over the Internet. If you received a Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice of Internet Availability will instruct you as to how you may access and review the proxy materials and submit your vote via the Internet. If you received a Notice of Internet Availability by mail and would like to receive a printed copy of the proxy materials, please follow the instructions for requesting such materials included in the Notice of Internet Availability.

We expect to mail the Notice of Internet Availability on or about April 16, 2008, to all stockholders entitled to vote at the annual meeting. On the date of mailing of the Notice of Internet Availability, all stockholders and beneficial owners will have the ability to access all of our proxy materials on a website referred to in the Notice of Internet Availability. These proxy materials will be available free of charge.

Q: What proposals will be voted on at the annual meeting?

A: There are two proposals scheduled to be voted on at the annual meeting:

- Election of the nominees for director set forth in this Proxy Statement; and
- Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

Q: What is Echelon's voting recommendation?

A: Our Board of Directors recommends that you vote your shares "FOR" each of the two nominees to our Board of Directors and "FOR" ratification of the appointment of our independent registered public accounting firm.

Q: Who can vote at the meeting?

A: Our Board of Directors has set March 31, 2008 as the record date for the annual meeting. All stockholders who owned Echelon common stock at the close of business on March 31, 2008, or the record date, may attend and vote at the annual meeting. Each stockholder is entitled to one vote for each share of common stock held as of the record date on all matters to be voted on. Stockholders do not have the right to cumulate votes. On March 31, 2008, 40,820,374 shares of our common stock were outstanding. Shares held as of the record date include shares that are held directly in your name as the stockholder of record and those shares held for you as a beneficial owner through a broker, bank or other nominee.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: Most stockholders of Echelon hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholders of Record

If your shares are registered directly in your name with Echelon's transfer agent, BNY Mellon Shareowner Services, you are considered the stockholder of record with respect to those shares and the Notice of Internet Availability has been sent directly to you. As the stockholder of record, you have the right to grant your voting proxy directly to Echelon or to vote in person at the annual meeting.

Beneficial Owners

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and the Notice of Internet Availability has been forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote and are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the annual meeting unless you request a "legal proxy" from the broker, bank or other nominee who holds your shares, giving you the right to vote the shares at the annual meeting.

Q: How many votes does Echelon need to hold the annual meeting?

A: A majority of Echelon's outstanding shares as of the record date must be present at the annual meeting in order to hold the meeting and conduct business. This is called a quorum. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. Broker non-votes, however, are not counted as shares present and entitled to be voted with respect to the matter on which the broker has expressly not voted. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the annual meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (1) the broker has not received voting instructions from the beneficial owner and (2) the broker lacks discretionary voting power to vote such shares.

Shares are counted as present at the meeting if you:

- are present and vote in person at the meeting; or
- have properly submitted a proxy card or voting instruction card or voted by telephone or via the Internet.

Q: How are votes counted?

A: You may vote either "FOR" or "WITHHOLD" with respect to each Class A nominee for our Board of Directors. You may vote "FOR," "AGAINST" or "ABSTAIN" on the other proposal. If you abstain from voting on the other proposal, it has the same effect as a vote against. If you just sign your proxy card with no further instructions, your shares will be counted as a vote "FOR" each Class A Director nominee and "FOR" ratification of the appointment of our independent registered public accounting firm. If you do not vote and you hold your shares in a brokerage account or through a bank or other nominee, also known as "street name" (see description of "Beneficial Ownership" above), your shares will not be counted in the tally of the number of shares cast "FOR," "AGAINST" or "ABSTAIN" on any proposal where your broker, bank or other nominee does not have discretionary authority to vote, and therefore will have the effect of reducing the number of shares needed to approve any of those items. However, shares held in street name and that are not voted, known as "broker non-votes," may be counted for the purpose of establishing a quorum for the annual meeting as described above under the caption "Beneficial Ownership." Voting results are tabulated and certified by Broadridge Financial Solutions, Inc.

Q: What is the voting requirement to approve each of the proposals?

A: With respect to Proposal One (the election of our Class A directors), directors are elected by a plurality vote, and therefore the two individuals receiving the highest number of "FOR" votes will be elected. Votes of "WITHHOLD" and broker non-votes have no legal effect on the election of directors due to the fact that such elections are by a plurality. Proposal Two (ratification of the appointment of our independent registered public accounting firm) requires the affirmative "FOR" vote of a majority of the shares of our outstanding common stock represented, in person or by proxy, and entitled to vote.

Q: How can I vote my shares in person at the annual meeting?

A: Shares held directly in your name as the stockholder of record may be voted in person at the annual meeting. If you choose to do so, please bring your proxy card or proof of identification to the annual meeting. Even if you plan to attend the annual meeting, Echelon recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the annual meeting. If you hold your shares in street name, you must request a legal proxy from your broker or other holder of record in order to vote at the annual meeting.

Q: How can I vote my shares without attending the annual meeting?

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the annual meeting. If you are a stockholder of record, you may vote by submitting a proxy; please refer to the voting instructions in the Notice of Internet Availability or below. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, bank or other nominee; please refer to the voting instructions provided to you by your broker, bank or other nominee.

Internet — Stockholders of record with Internet access may submit proxies by following the "Vote by Internet" instructions on the Notice of Internet Availability until 11:59 p.m., Eastern Time, on May 26, 2008 or by following the instructions at www.proxyvote.com. Most of our stockholders who hold shares beneficially in street name may vote by accessing the website specified in the voting instructions provided by their brokers, banks or other nominees. A large number of banks and brokerage firms are participating in Broadridge Financial Solutions, Inc.'s (formerly ADP Investor Communication Services) online program. This program provides eligible stockholders the opportunity to vote over the Internet or by telephone. Voting forms will provide instructions for stockholders whose bank or brokerage firm is participating in Broadridge's program.

Telephone — Depending on how your shares are held, you may be able to vote by telephone. If this option is available to you, you will have received information with the Notice of Internet Availability explaining this procedure.

Mail — If you are a stockholder of record, you may request a proxy card from our company, and indicate your vote by completing, signing and dating the card where indicated and by returning it in the prepaid envelope that will be provided. Stockholders who hold shares beneficially in street name may request a voting instruction form from their broker, bank or other nominee.

Q: How can I change or revoke my vote?

A: Subject to any rules your broker, bank or other nominee may have, you may change your proxy instructions at any time before your proxy is voted at the annual meeting.

Stockholders of record — If you are a stockholder of record, you may change your vote by (1) filing with our General Counsel, prior to your shares being voted at the annual meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy relating to the same shares, or (2) by attending the annual meeting and voting in person (although attendance at the annual meeting will not, by itself, revoke a proxy). Any written notice of revocation or subsequent proxy card must be received by our General Counsel prior to the taking of the vote at the annual meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to our General Counsel or should be sent so as to be delivered to our principal executive offices, Attention: General Counsel.

A stockholder of record who has voted via the Internet or by telephone may also change his, her or its vote by making a timely and valid later Internet or telephone vote no later than 11:59 p.m., Eastern Time, on May 26, 2008.

Beneficial owners — If you are a beneficial owner of shares held in street name, you may change your vote (1) by submitting new voting instructions to your broker, bank or other nominee, or (2) if you have obtained, from the broker, bank or other nominee who holds your shares, a legal proxy giving you the right to vote the shares by attending the annual meeting and voting in person.

Q: Where can I find the voting results of the annual meeting?

A: The preliminary voting results will be announced at the annual meeting. The final results will be published in our first quarterly report on Form 10-Q filed after the date of the annual meeting.

Q: Who are the proxies and what do they do?

A: The two persons named as proxies on the proxy card, Kathleen B. Bloch, our Senior Vice President and General Counsel, and Oliver R. Stanfield, our Chief Financial Officer, were designated by our Board of Directors. All properly executed proxies will be voted (except to the extent that authority to vote has been withheld) and where a choice has been specified by the stockholder as provided in the proxy card, it will be voted in accordance with the instructions indicated on the proxy card. If you submit the proxy card, but do not indicate your voting instructions, your shares will be voted "FOR" Proposals One and Two.

Q: What should I do if I receive more than one Notice of Internet Availability or set of proxy materials?

A: If you received more than one Notice of Internet Availability or set of proxy materials, your shares are registered in more than one name or brokerage account. Please follow the voting instructions on each Notice of Internet Availability or voting instruction card that you receive to ensure that all of your shares are voted.

Q: What happens if additional proposals are presented at the annual meeting?

A: Other than the two proposals described in this Proxy Statement, Echelon does not expect any additional matters to be presented for a vote at the annual meeting. If you grant a proxy, the persons named as proxy holders, Kathleen B. Bloch, our Senior Vice President and General Counsel, and Oliver R. Stanfield, our Chief Financial Officer, will have the discretion to vote your shares on any additional matters properly presented for a vote at the annual meeting. If for any unforeseen reason any of Echelon's Class A nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by our Board of Directors.

Q: Is my vote confidential?

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Echelon or to third parties except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote or (3) to facilitate a successful proxy solicitation by our Board of Directors. Occasionally, stockholders provide written comments on their proxy cards, which are then forwarded to Echelon's management.

Q: Who will bear the cost of soliciting votes for the annual meeting?

A: Echelon will bear all expenses of soliciting proxies. Echelon may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners of common stock for their reasonable expenses in forwarding solicitation material to such beneficial owners. Directors, officers and employees of Echelon may also solicit proxies in person or by other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Echelon may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. Echelon's costs for such services, if retained, will not be significant.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Our stockholders may submit proposals that they believe should be voted upon at our next year's annual meeting or nominate persons for election to our Board of Directors. Stockholders may also recommend candidates for election to our Board of Directors (See *"Corporate Governance and Other Matters–Consideration of Stockholder Recommendations and Nominations of Board Members"*). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, some stockholder proposals may be eligible for inclusion in our 2009 proxy statement and proxy. Any such stockholder proposals must be submitted in writing to the attention of Kathleen B. Bloch, Senior Vice President, General Counsel and Secretary, Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126, no later than December 17, 2008, which is the date 120 calendar days prior to the one-year anniversary of the mailing date of this Proxy Statement. Stockholders interested in submitting such a proposal are advised to contact knowledgeable legal counsel with regard to the detailed requirements of applicable securities laws. The submission of a stockholder proposal does not guarantee that it will be included in our 2009 proxy statement.

Alternatively, under our Bylaws, a proposal or a nomination that the stockholder does not seek to include in our 2009 proxy statement pursuant to Rule 14a-8 may be submitted in writing to Kathleen B. Bloch, Senior Vice President, General Counsel and Secretary, Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126, for the 2009 annual meeting of stockholders not less than 20 days nor more than 60 days prior to the date of such meeting. Note, however, that in the event we provide less than 30 days notice or prior public disclosure to stockholders of the date of the 2009 annual meeting, any stockholder proposal or nomination not submitted pursuant to Rule 14a-8 must be submitted to us not later than the close of business on the tenth day following the day on which notice of the date of the 2009 annual meeting was mailed or public disclosure was made. For example, if we provide notice of our 2009 annual meeting on April 14, 2009, for a 2009 annual meeting on May 26, 2009, any such proposal or nomination will be considered untimely if submitted to us after April 24, 2009. For purposes of the above, "public disclosure" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service, or in a document publicly filed by us with the SEC. As described in our Bylaws, the stockholder submission must include certain specified information concerning the proposal or nominee, as the case may be, and information as to the stockholder's ownership of our common stock. If a stockholder gives notice of such a proposal after the deadline computed in accordance with our Bylaws, or the Bylaw Deadline, the stockholder will not be permitted to present the proposal to our stockholders for a vote at the 2009 annual meeting.

The rules of the SEC also establish a different deadline for submission of stockholder proposals that are not intended to be included in our 2009 proxy statement with respect to discretionary voting, or the Discretionary Vote Deadline. The Discretionary Vote Deadline for the 2009 annual \meeting is March 2, 2009, the date which is 45 calendar days prior to the one-year anniversary of the mailing date of this Proxy Statement. If a stockholder gives notice of such a proposal after the Discretionary Vote Deadline, our proxy holders will be allowed to use their discretionary voting authority to vote against the stockholder proposal when and if the proposal is raised at the 2009 annual meeting.

Because the Bylaw Deadline is not capable of being determined until we publicly announce the date of our 2009 annual meeting, it is possible that the Bylaw Deadline may occur after the Discretionary Vote Deadline. In such a case, a proposal received after the Discretionary Vote Deadline but before the Bylaw Deadline would be eligible to be presented at the 2009 annual meeting and we believe that our proxy holders at such meeting would be allowed to use the discretionary authority granted by the proxy to vote against the proposal at such meeting without including any disclosure of the proposal in the proxy statement relating to such meeting.

CORPORATE GOVERNANCE AND OTHER MATTERS

Corporate Governance

Corporate Governance Guidelines

Our Board of Directors adopted Corporate Governance Guidelines in November 2002 that outline, among other matters, the role and functions of the Board of Directors and the composition and responsibilities of various committees of the Board of Directors. The Corporate Governance Guidelines are available, along with other important corporate governance materials, at the investor relations section of our website at www.echelon.com.

The Corporate Governance Guidelines provide, among other things, that:

- A majority of the directors must meet the independence criteria established by Nasdaq.
- If the Chairman of the Board is not an independent director, then a Presiding Director must be appointed by the outside directors to assume the responsibility of chairing the regularly scheduled meetings of outside directors.
- Our Board of Directors shall have a policy of holding separate meeting times for outside directors.
- All of the members of the Nominating and Governance Committee, Audit Committee and Compensation Committee must meet the criteria for independence established by Nasdaq, except that the Board may make exceptions to this policy with respect to the Nominating and Governance Committee that are consistent with regulatory requirements.

- Our Board of Directors shall have responsibility over such matters as overseeing our Chief Executive Officer and other senior management in the competent and ethical operation of our company, gathering and analyzing information obtained from management, retaining counsel and expert advisors, and overseeing and monitoring the effectiveness of governance practices.

In March 2005, our Board of Directors appointed Robert R. Maxfield as Presiding Director. Pursuant to the Corporate Governance Guidelines, the Presiding Director was selected by our non-employee directors and assumed the responsibilities of chairing meetings of non-employee directors, serving as the liaison between our Chief Executive Officer and our independent directors, approving Board of Directors meeting agendas and schedules and information flow to our Board of Directors and such further responsibilities that the non-employee directors as a whole designate from time to time.

As the operation of the Board of Directors is a dynamic process, the Board of Directors regularly reviews changing legal and regulatory requirements, evolving best practices and other developments. Accordingly, the Board of Directors may modify the Corporate Governance Guidelines from time to time, as it deems appropriate.

Consideration of Stockholder Recommendations and Nominations of Board Members

The Nominating and Corporate Governance Committee of our Board of Directors will consider both recommendations and nominations from stockholders for candidates to our Board of Directors. A stockholder who desires to recommend a candidate for election to our Board of Directors shall direct the recommendation in writing to the Company Corporate Secretary, Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and our company within the last three years and evidence of the nominating person's ownership of our stock and amount of stock holdings. For a stockholder recommendation to be considered by the Nominating and Corporate Governance Committee as a potential candidate at an annual meeting, nominations must be received on or before the deadline for receipt of stockholder proposals.

If, instead, a stockholder desires to nominate a person directly for election to our Board of Directors, the stockholder must follow the rules set forth by the SEC (see "*Deadline for Receipt of Stockholder Proposals*" above) and meet the deadlines and other requirements set forth in our Bylaws, including, (1) as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director: (a) the name, age, business address and residence address of such person, (b) the principal occupation or employment of such person, (c) the class and number of shares of our company which are beneficially owned by such person, (d) any other information relating to such person that is required by law to be disclosed in solicitations of proxies for election of directors and (e) such person's written consent to being named as a nominee and to serving as a director if elected; and (2) as to the stockholder giving the notice: (a) the name and address, as they appear on our company's books, of such stockholder, (b) the class and number of shares of our company which are beneficially owned by such stockholder and (c) a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) relating to the nomination.

Identifying and Evaluating Nominees for our Board of Directors

The Nominating and Corporate Governance Committee shall use the following procedures to identify and evaluate the individuals that it selects, or recommends that our Board of Directors select, as director nominees:

- The Committee shall review the qualifications of any candidates who have been properly recommended or nominated by stockholders, as well as those candidates who have been identified by management, individual members of our Board of Directors or, if the Committee determines, a search firm. Such review may, in the Committee's discretion, include a review solely of information provided to the Committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the Committee deems proper.

- The Committee shall evaluate the performance and qualifications of individual members of our Board of Directors eligible for re-election at the annual meeting of stockholders.

- The Committee shall consider the suitability of each candidate, including the current members of our Board of Directors, in light of the current size and composition of our Board of Directors. In evaluating the suitability of the candidates, the Committee considers many factors, including, among other things, issues of character, judgment, independence, diversity, age, expertise, diversity of experience, length of service, other commitments and the like. The Committee evaluates such factors, among others, and considers each individual candidate in the context of the current perceived needs of our Board of Directors as a whole. Except as may be required by rules promulgated by Nasdaq or the SEC, it is the current sense of the Committee that there are no specific minimum qualifications that must be met by each candidate for our Board of Directors, nor are there specific qualities or skills that are necessary for one or more of the members of our Board of Directors to possess.

- After such review and consideration, the Committee selects, or recommends that our Board of Directors select, the slate of director nominees, either at a meeting of the Committee at which a quorum is present or by unanimous written consent of the Committee.

- The Committee will endeavor to notify, or cause to be notified, all director candidates of its decision as to whether to nominate such individual for election to our Board of Directors.

Standards of Business Conduct

We have adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of Echelon. The Code of Business Conduct and Ethics can be viewed at the investor relations section of our website at www.echelon.com. We will post any amendments to, or waivers from, our Code of Business Conduct and Ethics at that location on our website.

Stockholder Communications

Any stockholder may contact any of our directors by writing to them by mail or express mail c/o Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126.

Any stockholder communications directed to our Board of Directors (other than concerns regarding questionable accounting or auditing matters directed to the Audit Committee or otherwise in accordance with our Financial Information Integrity Policy, which Financial Information Integrity Policy can be viewed at the investor relations section of our website at www.echelon.com) will first go to our General Counsel, who will log the date of receipt of the communication as well as (for non-confidential communications) the identity of the correspondent in our stockholder communications log.

Unless the communication is marked "confidential," our General Counsel will review, summarize and, if appropriate, draft a response to the communication in a timely manner. The summary and response will be in the form of a memo, which will become part of our stockholder communications log that our General Counsel maintains with respect to all stockholder communications.

At least quarterly, or more frequently as our General Counsel deems appropriate, our General Counsel will forward all such original stockholder communications along with the related memos to our Board of Directors for review.

Any stockholder communication marked "confidential" will be logged by our General Counsel as "received" but will not be reviewed, opened or otherwise held by our General Counsel. Such confidential correspondence will be immediately forwarded to the addressee(s) without a memo or any other comment by our General Counsel.

Meetings and Attendance of the Board of Directors and Committees of the Board of Directors

Attendance of Directors at 2007 Annual Meeting of Stockholders

It is the policy of our Board of Directors to strongly encourage board members to attend the annual meeting of stockholders. All but one member of our Board of Directors attended in person our annual meeting of stockholders on May 15, 2007.

Attendance at Board and Committee Meetings

Our Board of Directors held seven meetings in 2007. Each director is expected to attend each meeting of our Board of Directors and those Committees on which he or she serves. During 2007, no director attended fewer than 75% of the aggregate of (i) the total number of meetings of our Board of Directors and (ii) the total number of meetings held by all committees of our Board of Directors on which such director served. During 2007, certain matters were approved by our Board of Directors or a committee of our Board of Directors by unanimous written consent.

Committees of the Board of Directors

Our Board of Directors currently has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Each of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee has a written charter that has been approved by our Board of Directors, copies of which can be viewed at the investor relations section of our website at www.echelon.com. Pursuant to our 1997 Stock Option Plan, our Board delegated authority to our Chief Executive Officer, Mr. Oshman, to grant stock options and performance shares to employees who are not executive officers of up to a maximum of 25,000 shares per person per year and, generally, up to an aggregate of 250,000 shares per year. The Compensation Committee, Audit Committee, and Nominating and Corporate Governance Committee are described as follows:

Compensation Committee

In 2007, the Compensation Committee consisted of directors Armas Clifford Markkula, Jr., Robert R. Maxfield and Richard M. Moley. The current members of the Compensation Committee are Armas Clifford Markkula, Jr., Robert R. Maxfield (Chair) and Richard M. Moley. The Compensation Committee held three meetings in 2007. The purposes of the Compensation Committee are to:

- discharge the responsibilities of our Board of Directors relating to compensation of our executive officers;
- approve and evaluate executive officer compensation plans, policies and programs; and
- produce an annual report on executive compensation for inclusion in our proxy statement.

The responsibilities of the Compensation Committee include annually reviewing and approving, for our Chief Executive Officer and our other executive officers, (1) annual base salary, (2) annual incentive bonus, including the specific goals and amount, (3) equity compensation, (4) employment agreements, severance arrangements and change in control agreements and provisions and (5) any other benefits, compensation or arrangements; and conducting an annual review of the performance of our Chief Executive Officer.

Audit Committee

In 2007, the Audit Committee consisted of directors Robert J. Finocchio, Jr., Robert R. Maxfield and Betsy Rafael. The current members of the Audit Committee are Robyn M. Denholm, Robert J. Finocchio, Jr. (Chair) and Betsy Rafael. Our Board of Directors has determined that directors Denholm, Finocchio and Rafael are "audit committee financial experts," as that term is defined in Item 401(h) of Regulation S-K of the Securities Act of 1933, as amended, and that all members of our Audit Committee are independent within the meaning of Rule 4200(a)(15) of the listing standards of the Marketplace Rules of the Nasdaq Stock Market. The Audit Committee held five meetings in 2007. The purposes of the Audit Committee are to:

- oversee our accounting and financial reporting processes and the internal and external audits of our financial statements;
- assist our Board of Directors in the oversight and monitoring of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent auditor's qualifications, independence and performance and (4) our internal accounting and financial controls;
- outline to our Board of Directors the results of its monitoring and recommendations derived therefrom and improvements made, or to be made, in internal accounting controls;
- prepare the report that the rules of the SEC require to be included in our annual proxy statement;
- appoint our independent registered public accounting firm; and

- provide to our Board of Directors such additional information and materials as it may deem necessary to make our Board of Directors aware of significant financial matters that require the attention of our Board of Directors.

The responsibilities of the Audit Committee include the continuous review of the adequacy of our system of internal controls; oversight of the work of our independent registered public accounting firm, including a post-audit review of the financial statements and audit findings; oversight of compliance with SEC requirements regarding audit related matters; review, in conjunction with counsel, any legal matters that could significantly impact our financial statements; and oversight and review of our information technology and management information systems policies and risk management policies, including our investment policies.

Nominating and Corporate Governance Committee

In 2007, the Nominating and Corporate Governance Committee consisted of directors Armas Clifford Markkula, Jr., Richard M. Moley and Larry Sonsini. The current members of the Nominating and Corporate Governance Committee are Armas Clifford Markkula, Jr., Richard M. Moley and Larry Sonsini (Chair). The Nominating and Corporate Governance Committee held one meeting in 2007. The purposes of the Nominating and Corporate Governance Committee are to:

- assist our Board of Directors by identifying prospective director nominees and to recommend to our Board of Directors the director nominees for the next annual meeting of stockholders;
- develop and recommend to our Board of Directors the governance principles applicable to our company;
- oversee the evaluation of our Board of Directors and management; and
- recommend to our Board of Directors director nominees for each committee.

The responsibilities of the Nominating and Corporate Governance Committee include evaluating the composition, organization and governance of our Board of Directors and its committees, including determining future requirements; overseeing the performance evaluation process of our Board of Directors; making recommendations to our Board of Directors concerning the appointment of directors to committees, selecting Board committee chairs and proposing the slate of directors for election; and making recommendations to our Board of Directors regarding compensation for non-employee directors and Board committee members.

Director Independence

Our Board of Directors has affirmatively determined that each of its members, other than M. Kenneth Oshman, are independent directors under the listing standards of the Marketplace Rules of the Nasdaq Stock Market and applicable SEC rules, and that all of its members, other than Mr. Oshman, Ms. Rafael, who joined our Board of Directors in November 2005, and Ms. Denholm, who joined our Board of Directors in February 2008, were independent directors under the listing standards of the Marketplace Rules of the Nasdaq Stock Market in the three prior years.

Our Board of Directors has also determined that all directors serving as members of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee are independent under the Nasdaq listing standards and the rules of the SEC. Additionally, our Board of Directors has determined that all members of the Compensation Committee meet the non-employee definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, and the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended.

Director Compensation

In November 2002, our Board of Directors determined that in consideration for service on our Board of Directors, each non-employee director shall receive a cash payment of $20,000 per fiscal year, to be payable on or before the day of the first meeting of our Board of Directors in each fiscal year. On February 8, 2007, our Board of Directors approved changes to the cash compensation payable to the non-employee directors. Accordingly, beginning in 2007 the cash compensation payable to each non-employee director was increased to $40,000 per fiscal year, to be paid quarterly.

In addition, in consideration for service on our Board of Directors or on one or more of our Compensation and/or Nominating and Corporate Governance Committees of our Board of Directors, each non-employee director shall receive a cash payment of $1,000 per Board of Directors meeting or Committee meeting attended, to be payable on the date of each such meeting so attended. We also determined that in consideration of the significantly greater time commitment and potential risk exposure for serving as a member of our Audit Committee, each director shall receive a cash payment of $2,000 per Audit Committee meeting attended, to be payable on the date of each such meeting so attended.

Furthermore, non-employee directors are eligible to participate in our 1998 Director Option Plan which provides for the automatic grant of an option to purchase 25,000 shares of common stock to each non-employee director who first becomes a non-employee director after May 29, 1998. Additionally, each non-employee director shall automatically be granted a 10,000 share option on the date of each annual meeting of stockholders, provided he or she is re-elected to our Board of Directors or otherwise remains on our Board of Directors on such date and provided that on such date he or she shall have served on our Board of Directors for at least the preceding six months. All options granted under this plan are fully vested at grant. On May 15, 2007, the date of our 2007 annual meeting of stockholders, directors Finocchio, Markkula, Maxfield, Moley, Rafael and Sonsini were each granted a 10,000 share option at a per share exercise price of $13.74. Our 1998 Director Option Plan expires on July 27, 2008.

Director Summary Compensation Table for Fiscal 2007

The table below summarizes the compensation paid by our company to non-employee directors for the fiscal year ended December 31, 2007.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)(2)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert J. Finocchio, Jr.	55,000	—	33,112	—	—	—	88,112
Armas Clifford Markkula, Jr. ...	50,000	—	33,112	—	—	—	83,112
Robert R. Maxfield	60,000	—	33,112	—	—	—	93,112
Richard M. Moley	51,000	—	33,112	—	—	—	84,112
Betsy Rafael	52,000	—	33,112	—	—	—	85,112
Larry W. Sonsini	47,000	—	33,112	—	—	—	80,112

(1) Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures) for fiscal 2007, in accordance with SFAS 123R, and thus may include amounts from awards granted in and prior to 2007. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 17, 2008. These amounts do not correspond to the actual value that will be recognized by the directors.

(2) In fiscal 2007, each non-employee director serving in such capacity for at least six months prior to the May 15, 2007 date of our 2007 annual meeting of stockholders was granted on such date a fully vested option to purchase 10,000 shares of our common stock at a per share exercise price of $13.74.

(3) As of December 31, 2007, the aggregate number of shares underlying options outstanding for each of our non-employee directors was:

Name	Aggregate Number of Shares
Robert J. Finocchio, Jr.	50,000
Armas Clifford Markkula, Jr.	50,000
Robert R. Maxfield	30,000
Richard M. Moley	50,000
Betsy Rafael	10,000
Larry W. Sonsini	50,000

PROPOSAL ONE

ELECTION OF DIRECTORS

General

We currently have eight members on our Board of Directors. Our Board of Directors is divided into three classes, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Directors M. Kenneth Oshman and Larry W. Sonsini are the Class A directors whose terms will expire at the 2008 Annual Meeting of Stockholders and they have been nominated by our Board of Directors for reelection at the Annual Meeting of Stockholders to be held May 27, 2008. Directors Robert J. Finocchio, Jr., Armas Clifford Markkula, Jr. and Robert R. Maxfield are the Class B directors whose terms will expire at the 2009 Annual Meeting of Stockholders and Robyn M. Denholm, Richard M. Moley and Betsy Rafael are the Class C directors whose terms will expire at the 2010 Annual Meeting of Stockholders. All of the directors, including the Class A nominees, are incumbent directors. There are no family relationships among any of our directors or executive officers, including any of the nominees mentioned above. Unless otherwise instructed, the holders of proxies solicited by this Proxy Statement will vote the proxies received by them for the two Class A nominees. In the event that any nominee is unable or declines to serve as a director at the time of the annual meeting, the proxy holders will vote for a nominee designated by the present Board of Directors to fill the vacancy. We are not aware of any reason that any nominee will be unable or will decline to serve as a director. Our Board of Directors recommends a vote "FOR" the election of each of the Class A nominees listed above.

Director Information

Current Directors

The names of the members of our Board of Directors, including the Class A nominees, their ages as of March 31, 2008 and certain information about them, are set forth below.

Name	Age	Principal Occupation
M. Kenneth Oshman (1) (2)	67	Chairman of the Board and Chief Executive Officer of Echelon
Robyn M. Denholm (3)	44	Chief Financial Officer of Juniper Networks, Inc.
Robert J. Finocchio, Jr. (3)	56	Corporate director, private investor and part time professor
Armas Clifford Markkula, Jr. (4) (5)	66	Vice Chairman of the Board of Directors of Echelon
Robert R. Maxfield (4)	66	Private investor
Richard M. Moley (4) (5)	69	Private investor
Betsy Rafael (3)	46	Vice President, Corporate Controller and Principal Accounting Executive of Apple, Inc.
Larry W. Sonsini (2) (5)	67	Chairman of Wilson Sonsini Goodrich & Rosati, P.C.

(1) Member of the Stock Option Committee.
(2) Denotes nominee for election at the 2008 Annual Meeting of Stockholders.
(3) Member of the Audit Committee.
(4) Member of the Compensation Committee.
(5) Member of the Nominating and Corporate Governance Committee.

Director Biographies

M. Kenneth Oshman has been Chief Executive Officer of our company since December 1988 and Chairman of our Board of Directors since September 1989. He also served as our President from 1988 to 2001. Mr. Oshman, with three associates, founded ROLM Corporation, a telecommunications equipment company, in 1969. He was Chief Executive Officer, President and a director at ROLM from its founding until its merger with IBM in 1984. Following the merger, he became a Vice President of IBM and a member of its Corporate Management Board. He remained in that position until 1986. Prior to founding ROLM, Mr. Oshman was a member of the technical staff at Sylvania Electric Products from 1963 to 1969. Mr. Oshman also serves as a director of Sun Microsystems. Mr. Oshman earned B.A. and B.S.E.E. degrees from Rice University and M.S. and Ph.D. degrees in Electrical Engineering from Stanford University.

Robyn M. Denholm has been a director of our company since February 2008. Ms. Denholm is currently Chief Financial Officer of Juniper Networks. Prior to joining Juniper Networks in August 2007, Ms. Denholm was employed at Sun Microsystems where she served as Senior Vice President, Corporate Strategic Planning. In that role, she was responsible for Sun's corporate operating system, and the global sales and service administration function and she served as the leader of Sun's business transformation initiative. Ms. Denholm joined Sun in 1996 and served in executive assignments that included Senior Vice President, Finance; Vice President and Corporate Controller (Chief Accounting Officer); Vice President, Finance; Service Division, Director, Shared Financial Services APAC and Controller, Australia/New Zealand. Prior to joining Sun, Ms. Denholm served at Toyota Motor Corporation Australia for seven years and at Arthur Andersen and Company for five years, in various finance assignments. Ms. Denholm is a Fellow of the Institute of Chartered Accountants of Australia and holds a Bachelors degree in Economics from the University of Sydney and a Masters of Commerce degree from the University of New South Wales.

Robert J. Finocchio, Jr. has been a director of our company since 1999. Mr. Finocchio served as Chairman of the Board of Informix Corporation, an information management software company, from August 1997 to September 2000. Since September 2000, Mr. Finocchio has been a dean's executive professor at Santa Clara University's Leavey School of Business. From July 1997 until July 1999, Mr. Finocchio served as President and Chief Executive Officer of Informix. From December 1988 until May 1997, Mr. Finocchio was employed with 3Com Corporation, a global data networking company, where he held various positions, most recently serving as President, 3Com Systems. Mr. Finocchio also serves as a director of Altera Corp. and Sun Microsystems. Mr. Finocchio is a Trustee of Santa Clara University. Mr. Finocchio holds a B.S. degree in Economics from Santa Clara University and an M.B.A. degree from the Harvard Business School.

Armas Clifford Markkula, Jr. is the founder of our company and has served as a director since 1988. He has been Vice Chairman of our Board of Directors since 1989. Mr. Markkula was Chairman of the Board of Apple Computer from January 1977 to May 1983 and from October 1993 to February 1996 and was a director from 1977 to 1997. A founder of Apple, he held a variety of positions there, including President/Chief Executive Officer and Vice President of Marketing. Prior to founding Apple, Mr. Markkula was with Intel Corporation as Marketing Manager, Fairchild Camera and Instrument Corporation as Marketing Manager in the Semiconductor Division, and Hughes Aircraft as a member of the technical staff in the company's research and development laboratory. Mr. Markkula is a trustee of Santa Clara University. Mr. Markkula received B.S. and M.S. degrees in Electrical Engineering from the University of Southern California.

Robert R. Maxfield has been a director of our company since 1989. He was a co-founder of ROLM in 1969, and served as Executive Vice President and a director until ROLM's merger with IBM in 1984.

Following the merger, he continued to serve as Vice President of ROLM until 1988. Since 1988, he has been a private investor. Dr. Maxfield was a venture partner with Kleiner, Perkins, Caufield & Byers, a venture capital firm, from 1989 to 1992. Dr. Maxfield received B.A. and B.S.E.E. degrees from Rice University, and M.S. and Ph.D. degrees in Electrical Engineering from Stanford University.

Richard M. Moley has been a director of our company since 1997. Since August 1997, Mr. Moley has been a private investor. From July 1996 to August 1997, he served as Senior Vice President, Wide Area Business Unit and as a director of Cisco Systems, following Cisco Systems' purchase of StrataCom, where he was Chairman of the Board, Chief Executive Officer and President. Mr. Moley also serves as a director of Linear Technology. Mr. Moley received a B.S. degree in Electrical Engineering from Manchester University, an M.S. degree in Electrical Engineering from Stanford University and an M.B.A. degree from Santa Clara University.

Betsy Rafael has been a director of our company since November 2005. Since August 2007, Ms. Rafael has held the position of Vice President and Corporate Controller for Apple and was appointed to the additional role of Principal Accounting Executive in January 2008. From September 2006 to August 2007, Ms. Rafael held the position of Vice President, Corporate Finance for Cisco Systems. From April 2002 to September 2006, she served as Vice President, Corporate Controller and Principal Accounting Officer of Cisco Systems. From December 2000 to April 2002, Ms. Rafael was the Executive Vice President, Chief Financial Officer, and Chief Administrative Officer of Aspect Communications, Inc., a provider of customer relationship portals. From April 2000 to November 2000, Ms. Rafael was Senior Vice-President and CFO of Escalate Inc., an enterprise e-commerce application service provider. From 1994 to 2000, Ms. Rafael held a number of senior positions at Silicon Graphics, culminating her career at Silicon Graphics as Senior Vice President and Chief Financial Officer. Prior to SGI, Ms. Rafael held senior management positions in finance with Sun Microsystems and Apple Computer. Ms. Rafael began her career with Arthur Young & Company. Ms. Rafael received a B.S.C. degree in Accounting from Santa Clara University.

Larry W. Sonsini has been a director of our company since 1993. Mr. Sonsini serves as Chairman of the law firm of Wilson Sonsini Goodrich & Rosati, P.C., where he has practiced since 1966. Mr. Sonsini received an A.B. degree in Political Science and Economics and an L.L.B. degree from the University of California at Berkeley.

Class A Director Nominees

M. Kenneth Oshman
Larry W. Sonsini

Vote Required

Directors shall be elected by a plurality vote. The two Class A nominees for director receiving the highest number of affirmative votes of the shares entitled to be voted for them shall be elected as directors. Votes against, abstentions and broker non-votes have no legal effect on the election of directors due to the fact that such elections are by a plurality.

Board Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSED SLATE OF CLASS A DIRECTORS.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

With authority granted by our Board of Directors, the Audit Committee of our Board of Directors has appointed KPMG LLP as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending December 31, 2008, and our Board of Directors recommends that our stockholders vote "FOR" ratification of such appointment.

KPMG LLP was originally appointed as our independent registered public accounting firm on March 21, 2002, when we retained the firm to perform the annual audit of our financial statements for the fiscal year ending December 31, 2002. A representative of KPMG LLP is expected to be present at the annual meeting, will have an opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions from our stockholders.

Audit and Non-Audit Fees

The following table sets forth fees for services KPMG LLP provided during fiscal years 2007 and 2006:

	2007	2006
Audit fees (1)	$ 914,000	$ 925,000
Audit-related fees	$ —	$ —
Tax fees	$ —	$ —
All other fees (2)	$ 45,814	$ 40,000
Total	$ 959,814	$ 965,000

(1) Represents fees for professional services provided in connection with the audit of our annual financial statements and review of our quarterly financial statements, advice on accounting matters that arose during the audit and audit services provided in connection with other statutory or regulatory filings. The audit fees for 2007 represent the amount billed to our company as of the date of this Proxy Statement.

(2) Represents fees for consultation and due diligence assistance regarding acquisitions that we did not pursue.

Our Audit Committee has considered whether the non-audit services provided by KPMG LLP are compatible with maintaining the independence of KPMG LLP and has concluded that the independence of KPMG LLP is maintained and is not compromised by the services provided. In accordance with its charter, the Audit Committee approves in advance all audit and non-audit services to be provided by KPMG LLP. During fiscal year 2007, 100% of the services were pre-approved by the Audit Committee in accordance with this policy.

Stockholder ratification of the selection of KPMG LLP as our independent registered public accounting firm is not required by our Bylaws or other applicable legal requirement. However, our Board of Directors is submitting the selection of KPMG LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of a different independent accounting firm at any time during the year if it determines that such a change would be in our best interests and the best interests of our stockholders.

SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT

To our knowledge, the following table sets forth certain information with respect to beneficial ownership of our common stock, as of February 29, 2008, for:

- each person who we know beneficially owns more than 5% of our common stock;
- each of our directors;
- each of our executive officers set forth in the Summary Compensation Table; and
- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock shown held by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes shares of common stock underlying options held by such person that are exercisable within 60 calendar days of February 29, 2008, but excludes shares of common stock underlying options held by any other person. Percentage of beneficial ownership is based on 40,810,133 shares of common stock outstanding as of February 29, 2008.

Name	Shares Beneficially Owned	Percentage Beneficially Owned
5% Stockholders:		
ENEL Investment Holding BV (1)	3,000,000	7.4%
Invesco Ltd. (2)	2,586,282	6.3%
Directors and Executive Officers:		
M. Kenneth Oshman (3) (4)	5,760,481	13.9%
Armas Clifford Markkula, Jr. (4) (5)	1,822,038	4.5%
Beatrice Yormark (4) (6)	1,057,652	2.6%
Oliver R. Stanfield (4) (7)	865,821	2.1%
Frederik H. Bruggink (4)	443,443	1.1%
Robert R. Maxfield (4) (8)	380,137	*
Richard M. Moley (4)	205,589	*
Russell Harris (4)	144,537	*
Robert J. Finocchio, Jr. (4)	95,000	*
Larry W. Sonsini (4)	64,261	*
Robyn M. Denholm (4)	25,000	*
Betsy Rafael (4)	10,000	*
All directors and executive officers as a group (14 persons) (4)	11,196,142	26.0%

* Less than 1%.

(1) Affiliate of Enel S.p.A. Principal address is Viale Regina Margherita 137, Rome, Italy 00198.

(2) The shares are held by PowerShares Capital Management Ireland LTD and PowerShares Capital Management LLC, subsidiaries of Invesco Ltd. ("Invesco"), as disclosed in a Schedule 13G/A filed by Invesco with the SEC on February 13, 2008. The address of Invesco is 1360 Peachtree Street NE, Atlanta, GA 30309.

(3) Mr. Oshman's principal address is c/o Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126. Includes (i) 3,543,434 shares held by M. Kenneth Oshman and Barbara S. Oshman, Trustees of the Oshman Trust dated July 10, 1979, (ii) 175,706 shares held by M. Kenneth Oshman, Trustee of the M. Kenneth Oshman Annuity Trust II dated February 15, 2007, (iii) 175,706 shares held by M. Kenneth Oshman, Trustee of the Barbara S. Oshman Annuity Trust II dated February 15, 2007, (iv) 299,072 shares held by M. Kenneth Oshman, Trustee of the M. Kenneth Oshman 2008 Annuity Trust dated February 19, 2008, (v) 299,072 shares held by M. Kenneth Oshman, Trustee of the Barbara S. Oshman 2008 Annuity Trust dated February 19, 2008, and (vi) 488,428 shares held by O-S Ventures, of which Mr. Oshman is general partner.

(4) Includes, for the applicable director or executive officer, the following shares exercisable within 60 days of February 29, 2008 upon the exercise of options and/or stock settled stock appreciation rights, or SARs. The number of shares issued upon the exercise of SARs will be reduced at the time of exercise by (i) a number of shares sufficient to cover the grant price times the number of shares with respect to which the SAR is being exercised plus (ii) a number of shares sufficient to cover the amount of certain minimum withholding taxes due at the time of exercise. The number of shares withheld to cover the grant price and withholding taxes will be calculated based on the fair market value of our common stock on the date of exercise.

	Options	SARs
• M. Kenneth Oshman	765,000	14,063
• Armas Clifford Markkula, Jr.	50,000	0
• Beatrice Yormark	255,000	9,375
• Oliver R. Stanfield	255,000	9,375
• Frederik H. Bruggink	207,500	6,563
• Robert R. Maxfield	30,000	0
• Richard M. Moley	50,000	0
• Russell Harris	133,603	6,563
• Robert J. Finocchio, Jr.	50,000	0
• Larry W. Sonsini	50,000	0
• Robyn M. Denholm	25,000	0
• Betsy Rafael	10,000	0
• All directors and executive officers as a group	2,160,685	59,065

(5) Includes 1,635,110 shares held by Armas Clifford Markkula, Jr. and Linda Kathryn Markkula, Trustees of the Restated Arlin Trust Dated December 12, 1990, and 136,928 shares held by the Markkula Family Limited Partnership. Mr. Markkula and his spouse disclaim beneficial ownership of all but 27,500 of the shares held by the Markkula Family Limited Partnership.

(6) Includes 793,277 shares held by Justin C. Walker and Beatrice Yormark, Trustees of the Walker-Yormark Family Trust Dated October 2, 1992.

(7) Includes 530,596 shares by held by Oliver Rueben Stanfield and Janet Helen Stanfield, Trustees of the Stanfield Family Trust UDT dated February 2, 2001, and 250 shares held by Mr. Stanfield's spouse.

(8) Includes 350,137 shares held by Robert R. Maxfield, Trustee UA DTD 12/14/87.

EXECUTIVE COMPENSATION AND RELATED MATTERS

Compensation Discussion and Analysis

Overview of Compensation Program and Philosophy

Our executive compensation programs are designed to meet the following objectives:

- Attract and retain highly qualified executives with a view to the competitive nature of the marketplace in the Silicon Valley and other areas in which we may seek executive talent;
- Provide an executive compensation structure that is not only competitive in our geographic and industry areas, but is internally equitable and consistent based on the level of responsibilities for each executive position;
- Motivate our executives to perform to the best of their abilities; and
- Align the interests of our executives with those of our stockholders by linking our financial and operating results to compensation paid to executive officers.

These objectives fit within our overall compensation philosophy by helping to continuously improve our company's performance, secure the future potential of our business, enhance stockholder value, provide proper compliance with regulatory and related requirements, and create a cohesive executive team.

To meet these objectives, we have implemented an executive compensation program based on the following policies:

- Pay cash compensation in the form of executive base pay that is competitive with the practices of other leading high technology companies in our area; and
- Pay for performance:
    - by providing long-term, significant incentives in the form of equity compensation awards, which include stock options, performance shares (also referred to as "restricted stock units"), and/or stock appreciation rights (also referred to as "SARs"), in order to retain those individuals with the leadership abilities necessary to increase long-term stockholder value; and
    - through a management bonus plan that is based upon our company's strategic business or operating objectives.

The Compensation Committee is responsible for ensuring compliance with these objectives and policies. Accordingly, the Compensation Committee reviews and approves our company's annual compensation arrangements with our executive officers, including annual base salary, annual incentive bonus, equity compensation, and other benefits or compensation. In performing these duties, the Compensation Committee obtains the assistance of compensation consultants from time to time, is supported by our Human Resources Department, and receives input from our executive management.

Our executive team is currently comprised of the following individuals:

Title	Name
Chief Executive Officer:	M. Kenneth Oshman
President and Chief Operating Officer:	Beatrice Yormark
Executive Vice President and Chief Financial Officer:	Oliver R. Stanfield
Senior Vice President and General Counsel:	Kathleen B. Bloch
Senior Vice President – General Manager/Service Provider Group:	Frederik H. Bruggink
Senior Vice President of Operations and Hardware Engineering:	Russell Harris
Senior Vice President of Sales and Marketing:	Anders Axelsson

Throughout this proxy statement, our executive team is referred to as the "executive officers" and includes our "Named Executive Officers."

Role of our Compensation Committee

Our Compensation Committee approves, administers and interprets our executive compensation and benefits plans and policies, including our stockholder-approved Amended and Restated 1997 Stock Plan. Our Compensation Committee is appointed by our Board of Directors, and consists entirely of directors who are independent for purposes of the listing standards of the Nasdaq Stock Market, "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, and "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended. The members of our Compensation Committee are Armas Clifford Markkula, Jr., Robert R. Maxfield and Richard M. Moley, and the Committee is chaired by Mr. Maxfield. Our Compensation Committee operates under a written charter adopted by our Board of Directors which is available at the Investor Relations section of our website at www.echelon.com. The Compensation Committee held three meetings during 2007.

Role of Executive Officers in Compensation Decisions

Our Chief Executive Officer and Chief Operating Officer review the performance of each other officer, including the Named Executive Officers (with our Chief Executive Officer reviewing the performance of our Chief Operating Officer), and present their findings to our Compensation Committee, together with recommendations for compensation structures applicable to the subject year. The Compensation Committee alone or in consultation with the full Board of Directors reviews our Chief Executive Officer's performance. The Compensation Committee considers these findings and recommendations, but makes its own final determinations. This review process is generally conducted twice each year: first, in advance of annual salary adjustments and the adoption of the annual management bonus program described below, and second, in connection with the annual equity compensation award.

Role of Compensation Consultants and Benchmarking

The Compensation Committee has the authority to engage its own independent advisors to assist in carrying out its responsibilities. For example, in 2006, the Compensation Committee engaged Compensia, a management compensation consulting firm, regarding key trends and observations for executive equity compensation practices by peer companies. This independent compensation consultant did not provide any other services to our company and received compensation only with respect to the services provided to the Compensation Committee. The Committee did not engage an independent consultant in 2007.

Each year, our company and the Compensation Committee use benchmarking to assess the competitiveness of the compensation of our officers in light of the compensation offered to executives at other companies. These peer companies are not limited to competitors, given the complex nature of our company's business and the geographic locations in which we compete for talent. In 2007, the Compensation Committee relied on data from AON Radford Surveys + Consulting and salary.com. Generally, with respect to the Radford data, the Compensation Committee considered companies in Northern California, in peer groups defined as the "software and networking industry" and the "electronics, electronic equipment and semiconductor industry," with revenue of between $200 million and $500 million and between $500 million and $1.0 billion. While these revenue ranges are greater than the Company's revenue for 2006 or 2007, the Compensation Committee considered that we compete for talent with larger companies. The Compensation Committee also reviewed international data provided by the Radford survey, where appropriate. In the salary.com survey data, the Committee also drew from data for the San Jose, California area and the energy and utility industry.

The following companies were included in the relevant peer groups:

Ariba	Eclipsys	Openwave
BEA Systems	Extreme Networks	Salesforce.com
Brocade Communications	Foundry Networks	Synopsis
Business Objects	Informatica	Tivo
Cadence Design Systems	Interwoven	Ubisoft
Dolby Laboratories	Macrovisision	Wind River Systems

The overall competitive data presented included base salary and formal incentive compensation in the 25th, 50th and 75th percentile and average compensation information. We generally target salaries to be in approximately the 75th percentile of peer group companies, although other factors, such as individual performance, experience and responsibilities; maintaining internal consistency of compensation for similarly situated officers; and company performance, are also important.

Elements of Compensation

Our executive officers' compensation, as is the case with all of our officers, has three primary components:

- Base salary;
- Participation in the management bonus plan; and
- Participation in the annual equity compensation award.

In addition, we provide our executive officers with employee benefits that are generally available to all salaried employees in the geographical location in which they are based. We do not provide pension arrangements, post-termination payments, deferred compensation or other similar benefits to our executive officers, except that in the case of our Senior Vice President–General Manager/Service Provider Group, who is employed by our Netherlands subsidiary, we provide termination and pension payments as mandated by Dutch law.

We believe that this combination of elements provides an appropriate mix of fixed and variable pay, balances short-term operational performance with long-term stockholder value, and is conducive to executive recruitment and retention.

Base Salaries

Base salaries are designed to compensate our Named Executive Officers for services rendered during the year, and to meet competitive norms and reward performance on an annual basis. As outlined above under "Role of Compensation Consultants and Benchmarking," we rely on data from the Radford survey and salary.com, as well as general market sources, to keep our base salaries competitive when compared to the noted peer companies.

Salaries are reviewed each year in light of individual performance. The Compensation Committee and management also give significant weight to each officer's salary as it compares to that of other officers on our executive team, as well as to our company's overall financial and operating results. During 2007, our company continued to invest in our Networked Energy Services (NES) products and, as projected by management, we realized a net loss for the fiscal year ended December 31, 2007. As a result, after considering the projected financial performance of our company at the time, and taking into account the recommendations of our Chief Executive Officer and Chief Operating Officer, the Compensation Committee determined generally to limit salary increases for our officers, including our executive officers, to an increase of 4.0% from 2006 to 2007. The Compensation Committee also met in December 2007 to consider salaries for our officers, including our executive officers for 2008. The Compensation Committee limited base salary increases from 2007 to 2008 to between 2.98% and 6.00%, with most increases in the 3.0% range.

Management Bonus Plan

We have a management bonus plan that is intended to motivate key members of management, including our executive officers, to perform well and achieve important company objectives. The amount of the management bonus is determined based on each manager's expected contribution to the overall outcome of our company's performance objectives, and also reflects market conditions. Under the terms of the management bonus plan, the management bonus may be paid in cash or other forms of compensation, including performance shares, and vesting requirements may be imposed, as determined by our Compensation Committee in its discretion.

After reviewing the recommendations of our Chief Executive Officer and Chief Operating Officer, the Compensation Committee selects which of our employees (and employees of our subsidiaries) will be eligible to receive awards under the management bonus plan. The actual number of employees who will be eligible to receive an award under the bonus plan in any year cannot be determined in advance because the Compensation Committee has the discretion to select the participants. However, it is expected that approximately 20 employees would participate in the bonus plan in any year, for each performance period. For 2007, 18 employees were eligible to participate in the management bonus plan. For 2008, we expect that 16 employees will be eligible to participate in the management bonus plan. The Compensation Committee generally will assign a target award and one or more goals that must be achieved before an award will actually be paid to a participant. The award may be expressed as a percentage of the participant's salary, or may be designated as a dollar amount or based on some other metric as determined by the Compensation Committee. Performance metrics might include cash position, earnings per share, individual objectives, net income, operating cash flow, operating income, return on assets, return on equity, revenue, total stockholder return, or other metrics.

The management bonus plan was approved by our stockholders in May 2004. Our Board of Directors may amend or terminate the management bonus plan at any time and for any reason. Any such amendment will be submitted for stockholder approval to maintain the bonus plan's compliance with Section 162(m) of the Internal Revenue Code. Section 162(m) limits the tax deductibility by a corporation of compensation in excess of $1.0 million paid to its chief executive officer and its four other most highly compensated executive officers. However, compensation that qualifies as "performance based" is excluded from the $1.0 million limit if, among other requirements, the compensation in payable only upon attainment of pre-established, objective performance goals under a plan approved by the corporation's stockholders. We intend to maintain the eligibility of our management bonus plan as providing "performance based" compensation under Section 162(m).

At the end of 2006, as we were considering the bonus plan for 2007, we anticipated that the company would incur a loss for the full year 2007. As a result, management recommended and the Compensation Committee determined that it would be in the best interests of our company and our stockholders to continue to conserve our cash by paying a bonus for officers in performance shares rather than cash in 2007. The Compensation Committee also determined that it was important to motivate our executive officers and other officers to return our company's financial performance to long-term profitability. As with the 2006 bonus program, the Compensation Committee determined that the overall amount of the non-cash bonus paid to each manager should be less than an amount that it might determine to pay in cash if our company were then expected to have a profitable year.

To accomplish this goal, the Compensation Committee approved a management bonus plan for 2007 that established individual management bonus amounts. Under the bonus plan, each officer, including each executive officer, was contingently granted a right to receive performance shares in an amount equal to 75% of each officer's individual bonus amount, divided by the $8.85 per share closing price of our common stock on the February 8, 2007 grant date. The Committee also imposed a company performance requirement as a prerequisite to the issuance of the performance shares, such that within three years from the date of grant, our company must achieve at least two consecutive quarters of profitability, calculated on a non-GAAP basis excluding equity compensation and extraordinary expense. As of December 31, 2007, the performance requirement had not been achieved. If the performance criterion is met and the performance shares are issued, we will withhold from each officer a portion of the performance shares that have an aggregate market value sufficient to pay the minimum federal, state and local income and other applicable taxes required to be withheld by our company. This mandatory "net issuance" of performance shares will result in less dilution to our stockholders than if the full number of shares were withheld and then a portion of the shares were sold to pay such tax obligations. If the performance criterion is not met during that three year period, then the performance shares will not vest and will automatically be returned to our 1997 Stock Plan.

At the end of 2007, the Compensation Committee also established the management bonus plan for 2008. As with the 2007 bonus plan, the Compensation Committee established individual management bonus amounts for, each officer, including each executive officer. Each officer was contingently granted a right to receive performance shares in an amount equal to 75% of his or her individual bonus amount, divided by the $13.32 per share closing price of Echelon's common stock on February 11, 2008. The issuance of the shares of our common stock underlying the performance shares is subject to requirements tied to operating income for the fiscal year ending 2008 and, in some cases, to the amount of certain reported revenue for the fiscal year ending 2008. If the performance criteria are met, the performance shares will be issued on a "net issuance" basis; that is, net of applicable withholding and other taxes. If none of the performance criteria is met for the fiscal year, then the performance shares will not vest and will automatically be returned to the 1997 Stock Plan.

We expect that in future years, as we project that our company will achieve profitability, the Compensation Committee will continue to consider imposing specific financial performance metrics under the management bonus plan.

Amended and Restated 1997 Stock Plan

The Amended and Restated 1997 Stock Plan was approved by our stockholders at our 2004 annual meeting. It provides for the grant of the following types of incentive awards:

- Stock options,
- Stock purchase rights,
- Stock appreciation rights, and
- Performance units and performance shares.

The 1997 Stock Plan allows for awards to be made to employees, directors and consultants who provide services to Echelon and its subsidiaries. Options may be granted as either nonqualified stock options or incentive stock options under the 1997 Stock Plan and generally must be exercised within three months following a service provider's termination other than for death or disability. Stock appreciation rights may be granted alone or in tandem with stock options. A stock appreciation right is the right to receive the appreciation in fair market value of common stock between the exercise date and the date of grant, and the appreciation may be paid by our company in either the form of cash or shares of our common stock. Following a participant's termination from our company, he or she will only be able to exercise the vested portion of the stock appreciation right for the period of time stated in the award agreement, which is generally one month following termination other than for death or disability. Stock purchase rights are awarded pursuant to agreements that grant our company the right to repurchase shares granted to a participant that remain subject to a restriction upon termination of the participant's service with our company for any reason. The restrictions on vesting may be whatever our company determines to be appropriate, including specific performance goals. Performance units and performance shares are awards that will result in payment to a participant only if specified performance goals or other vesting criteria are met or the awards otherwise vest. Performance units have a dollar value established by our company on the date of grant and performance shares have an initial value equal to the fair market value of a share of our common stock on the date of grant.

As of February 29, 2008, a total of 16,070,072 shares of our common stock were reserved for issuance under the 1997 Stock Plan, with 6,791,340 of such shares subject to outstanding awards granted under the 1997 Stock Plan and 9,278,732 of such shares remaining available for new awards to be granted in the future.

Long-Term Equity Incentive Compensation, including Grant Guidelines

Our Compensation Committee regularly monitors the environment in which we operate and makes changes to our equity compensation program to help us meet our goals, including achieving long-term stockholder value. We use various forms of equity compensation to motivate and reward long-term performance and encourage our employees to participate in the ownership of our company. We have granted awards based on options, stock appreciation rights, or SARs, and performance shares, each of which carries a vesting requirement.

Our Compensation Committee is empowered by our Board of Directors and the provisions of our 1997 Stock Plan to grant awards under the Plan. In addition, our Board of Directors has delegated to a "stock option committee" comprised solely of our Chief Executive Officer a limited power to make equity compensation awards. In his "stock option committee" capacity, our Chief Executive Officer is empowered to grant stock options, performance shares and/or SARs under our 1997 Stock Plan, only to non-executive officer employees of our company, up to a maximum of 25,000 shares per employee per year and an aggregate limit of 250,000 shares per year. Any equity compensation awards to any executive officer or to any employee in excess of 25,000 shares in any year or in excess of the 250,000 share aggregate limit must be approved by the Compensation Committee or the Board of Directors.

In 2007, our Board of Directors and Compensation Committee adopted general equity compensation grant guidelines regarding the timing of granting equity compensation awards to company employees, including executive officers. The guidelines provide that while we intend to follow the timing guidelines to the extent possible, the Board of Directors, the Compensation Committee or the stock option committee may issue equity compensation grants at a different time if doing so would be in the best interests of our company, our stockholders and our employees.

The equity compensation grant guidelines provide that awards will generally be granted on the 10th day of the calendar month (or the next business day, if the 10th day is not a business day). The grant date of the award will be the date that the share price (determined as the closing price for our company's common stock on the Nasdaq Stock Market) and vesting date are set. Awards may be approved in advance of the grant date for that month. Award approvals by the Compensation Committee generally will be made at an in-person or telephonic committee meeting. If an award is approved by unanimous written consent, the effective date of such written consent will be the date the last signature is obtained.

The guidelines apply to awards for both new and existing employees, including executive officers. The grant date for new employees will generally be the 10th day of the month following the date the award is approved, provided that the grant date cannot be prior to the employee's first day of employment. The guidelines provide that, in the case of the annual equity compensation award to all or any subset of existing employees, the grant date will be the date of our company's annual meeting of stockholders for such year. In the case of awards to executive officers (including the annual award), if our company's "insider trading window" is not then open, then the grant date shall be the day the insider trading window next opens.

Because the guidelines were adopted in 2007, after the date of our annual stockholders' meeting but before the annual grant to employees was made, the guidelines provided that the annual grant in 2007 would be made as of a date selected by the Compensation Committee. The annual grant was approved by the Compensation Committee in August 2007, with a grant date of September 10, 2007. The insider trading window was open on that date. Since the guidelines were adopted in August 2007, no exceptions to the formula for calculating the grant date of an award have been made.

The Compensation Committee has not granted, nor does it intend in the future to grant, equity compensation awards in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement. Similarly, our Compensation Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates.

Form of Equity Compensation Awards

On an annual basis, our Compensation Committee approves an annual equity compensation award to our employees, including our executive officers, under our 1997 Stock Plan. We intend that equity awards granted under our 1997 Stock Plan will offer long-term incentives to our employees to remain with our company and continue to perform well, and will reward each of our employees, including our executive officers, by participating in our company's success. We regard our equity award program as an important tool for retaining and motivating our employees.

Historically, we granted equity awards to our employees in the form of stock options. However, because of the evolution of the accounting treatment of certain types of awards, particularly as a result of SFAS 123R, *Share Based Payment*, which requires a company to recognize as an expense the fair value of stock options and other stock-based compensation granted to employees, our Compensation Committee has determined that it is in the best interests of our stockholders to consider issuing forms of equity compensation other than stock options in order to limit to the extent possible the amount of compensation expense our company must record and the resulting negative impact on our earnings and earnings per share.

In 2006, the Compensation Committee reviewed recommendations presented by management, and also consulted with Compensia, the independent management compensation consulting firm that it had retained, regarding key trends and observations for equity compensation practices by peer companies. After reviewing these recommendations and trends, the Compensation Committee elected to grant equity compensation awards in an overall amount that was reduced from the 2005 stock option grant. In addition, the 2006 award did not consist of stock options, but rather consisted of two components: (i) stock appreciation rights, or SARs, and (ii) performance shares. In 2007, the Compensation Committee continued this practice and granted SARs and performance shares in lieu of stock options as part of the annual equity compensation award to our employees.

Each SAR entitles the employee to exercise the SAR in exchange for shares of our common stock, less applicable withholding tax obligations, determined by (1) multiplying (A) the difference between the fair market value of a share of our common stock on the date of exercise over the stated exercise price of the SAR, times (B) the number of shares with respect to which the SAR is exercised; and (2) dividing the product of (A) and (B) by the fair market value of a share of our common stock on the date of exercise. Thus, as with stock options, employees are able to profit from SARs only if our stock price increases in value over the SAR's stated exercise price. We believe that the use of these stock-settled SARs will provide our company with an appropriate employee retention and motivation tool, but will result in considerably less dilution to our stockholders than if we issued stock options or did not mandate a "net exercise."

We also believe that the use of performance shares provides a more predictable value to employees than stock options, and therefore they are an efficient tool to retain and motivate employees, while also serving as an incentive to increase the value of our common stock. Performance shares also may be efficient with respect to the use of our 1997 Stock Plan share reserves because, as explained below, we believe that fewer performance shares are needed to provide a retention and incentive value similar to stock options.

In 2007, the amount of the equity compensation award to each employee, including each executive officer, was determined based on information obtained from management (and in the case of our Chief Executive Officer, the Board of Directors), with a view to motivating the employee to perform well, while meeting internal and external competitive norms. In 2007, the Compensation Committee allocated to each executive officer a dollar amount of equity compensation that was deemed appropriate based on the information and recommendations obtained by the Compensation Committee. For each executive officer, half of that allocated amount (the "SAR amount") was then granted in SARs, determined by dividing the SAR amount by the fair market value of our common stock on the date of grant. The balance of each executive officer's award amount was allocated to performance shares on a three-to-one ratio, so that the executive would receive only one third of the number of performance shares when compared to SARs. While both SARs and performance shares are subject to vesting over a four-year period, the Compensation Committee realized that performance shares retain value even if the market price of our common stock at the time the shares are issued is less than the market price at the time of grant. Thus, as with grants made in 2006, the Compensation Committee determined that for 2007, it would be appropriate to grant performance shares on a pro rated basis when compared with SARs.

In 2007, no special retention grants were made to any of our company's officers.

Stock Ownership Guidelines

In 2007, our Board of Directors determined that our directors and executive officers should own and hold common stock of our company to further align their interests and actions with the interests of our stockholders. Accordingly, our Board has adopted stock ownership guidelines applicable to our directors and executive officers. The guidelines provide that directors who are not also officers of our company are expected to own and hold common stock of our company with a minimum of value of $100,000. In addition, the following guidelines apply to our executive officers:

Position	Minimum Ownership Guideline
CEO:	Shares equal to 5 times base salary
President, COO, CFO:	Shares equal to 3 times base salary
Senior Vice President:	Lesser of 20,000 shares or shares with a value equal to one times

base salary

Company common stock that will count towards satisfying the guidelines includes :

- Shares owned outright by the director or officer and his or her immediate family members who share the same household, whether held individually or jointly, and shares held in trust where the director or officer is the beneficial owner;
- Shares owned outright and resulting from the exercise of stock options or SARs; and
- Shares purchased in the open market.

Existing directors and officers are expected to achieve the specified stock ownership level within five years after the August 2007 adoption date of the guidelines. New directors or officers are expected to meet the specified stock ownership with five years from the date of their appointment. Currently, five of seven non-employee directors, six of eight executive officers and four of six Named Executive Officers exceed these ownership guidelines.

Generally Available Benefits and Other Programs

We also offer a number of other benefits to our employees, including our executive officers, including medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, wellness programs, educational assistance, and employee assistance programs. We also maintain a tax-qualified 401(k) Plan, which provides for broad-based employee participation. Our company does not offer matching for 401(k) Plan contributions, nor does our company offer a pension program, except as mandated by local laws.

We believe that the availability of these benefits programs generally enhances employee productivity and loyalty to our company. The main objectives of our benefits programs are to give our employees access to quality healthcare, financial protection from unforeseen events, assistance in achieving retirement financial goals, and enhanced health and productivity. These generally available benefits typically do not specifically factor into decisions regarding an individual executive's total compensation or equity award package.

Mr. Oshman, our Chief Executive Officer, from time to time uses private air travel services for company business for himself and any employees that accompany him. We reimburse Mr. Oshman for the cost of first class commercial air travel services, which net outlays have not been material.

Chief Executive Officer Compensation for 2007

The Compensation Committee, in consultation with our Board of Directors, sets our Chief Executive Officer's compensation in accordance with the foregoing principles. As in past years, for 2007 and continuing in 2008, our Chief Executive Officer received a low salary when compared to other officers of our company and chief executive officers of our peer companies. However, the Compensation Committee has determined that in the case of Mr. Oshman, weighing our Chief Executive Officer's compensation very heavily towards equity compensation is an appropriate method to continue to align his interests with our company's long-term goals and the interests of our stockholders.

Employment Arrangements

Generally, none of our executive officers is subject to an employment or comparable agreement. However, our Senior Vice President–General Manager/Service Provider Group, Fredrick H. Bruggink, is the subject of an employment agreement in accordance with Dutch law with our Netherlands subsidiary, Echelon BV. Under Dutch law, if Mr. Bruggink's employment is terminated unilaterally by our company prior to the Dutch statutory retirement age, a severance payment, which is typically paid in a lump sum, will be calculated as the product of (A) the number of the employee's years of employment (provided that when the employee is between 40 and 50 years of age, each year is considered as 1.5 employment years, and when the employee is above 50 years of age, each year is considered as two employment years,) multiplied by (B) the employee's average gross monthly earnings (fixed salary including holiday allowance) over a certain immediately preceding period (typically one year), and multiplied by (C) a factor between 0 and 2 (which is normally 1) based on the employee's perceived "culpability" for the termination. Under Dutch law, the period in clause (B) and the factor in clause (C) are to be mutually agreed by the employer and the employee, provided that if agreement is not reached, then the issues will be submitted to the Director of the Centre of Labor & Income or the Cantonal Court (Kantongerecht) in the Netherlands.

In addition, our Senior Vice President and General Counsel, Kathleen B. Bloch, is the subject of an agreement that provides that in the event our company is acquired or otherwise the subject of a change in control merger (meaning a merger of our company into another corporation or the sale of substantially all of the assets of our company) and her employment is either involuntarily terminated or she is not named to a comparable position in the successor company, then any then-unvested stock options issued to her during her first four years of employment with our company (which four year period ended in February 2007) will vest at the time of the change in control.

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that Echelon specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis for fiscal 2007. Based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Echelon's Proxy Statement for its 2008 Annual Meeting of Stockholders.

This report is submitted by the Compensation Committee of the Board of Directors of Echelon.

Armas Clifford Markkula, Jr.
Robert R. Maxfield, Chairman
Richard M. Moley

Summary Compensation Table

The following table shows compensation information for the fiscal years ended December 31, 2007 and December 31, 2006 for the named executive officers (the "Named Executive Officers"):

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Grants ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
M. Kenneth Oshman	2007	105,000	—	323,847	332,927	—	—	761,774
Chairman of the Board and Chief Executive Officer	2006	100,000	—	272,515	235,978	—	—	608,493
Oliver R. Stanfield..................	2007	345,000	—	156,815	175,865	—	—	677,680
Executive Vice President & Chief Financial Officer	2006	329,583	—	118,276	84,003	—	—	531,862
Frederik H. Bruggink (2).........	2007	417,809	—	125,917	137,153	—	45,511 (3)	726,390
Senior Vice President and General Manager - Service Provider Group	2006	363,374	24,028 (4)	71,374	58,802	—	41,429 (5)	559,007
Beatrice Yormark	2007	345,000	—	160,161	175,865	—	—	681,026
President and Chief Operating Office	2006	329,583	—	118,276	84,003	—	—	531,862
Russell Harris	2007	330,000	—	107,031	137,153	—	—	574,184
Senior Vice President of Operations	2006	313,750	—	75,574	58,802	—	—	448,126

(1) Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures) for the applicable fiscal year, in accordance with SFAS 123R, and thus may include amounts for awards granted in and prior to the applicable fiscal year. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 17, 2008. These amounts do not correspond to the actual value that will be recognized by the Named Executive Officers.

(2) Mr. Bruggink's compensation consisting of salary, bonus, and amounts included in "All Other Compensation" was paid in euros. Translation of compensation into U.S. dollars is made using the exchange rate in effect on the date of payment.

(3) Includes €23,040 (approximately $31,618) contribution to private pension plan and car allowance of €9,650 (approximately $13,893).

(4) This bonus payment was granted by our Board of Directors to Mr. Bruggink in recognition of his contributions to our NES business in fiscal 2005.

(5) Includes €9,650 (approximately $12,508) contribution to private pension plan and car allowance of €23,040 (approximately $28,921). Does not include €863 (approximately $1,060) paid in the fiscal year ended December 31, 2006 and earned in the fiscal year ended December 31, 2005.

Grants of Plan-Based Awards in 2007

The following table presents information concerning each grant of an award made to a Named Executive Officer in fiscal 2007 under any plan. All awards were granted under our 1997 Stock Plan.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards(1)							
Name	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Shares of Stock or Units (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
M. Kenneth Oshman..	02/08/2007	12/15/2006	—	—	—	—	35,593	—	—	—	—	8.85	314,998
	09/10/2007	08/16/2007	—	—	—	—	—	—	18,750	—	—	27.80	521,250
	09/10/2007	08/16/2007	—	—	—	—	—	—	—	56,250	27.80	27.80	700,252
Oliver R. Stanfield.....	02/08/2007	12/15/2006	—	—	—	—	9,322	—	—	—	—	8.85	82,500
	09/10/2007	08/16/2007	—	—	—	—	—	—	12,500	—	—	27.80	347,500
	09/10/2007	08/16/2007	—	—	—	—	—	—	—	37,500	27.80	27.80	466,837
Frederik H. Bruggink	02/08/2007	12/15/2006	—	—	—	—	8,284	—	—	—	—	8.85	73,313
	09/10/2007	08/16/2007	—	—	—	—	—	—	11,250	—	—	27.80	312,750
	09/10/2007	08/16/2007	—	—	—	—	—	—	—	33,750	27.80	27.80	420,151
Beatrice Yormark	02/08/2007	12/15/2006	—	—	—	—	10,593	—	—	—	—	8.85	93,748
	09/10/2007	08/16/2007	—	—	—	—	—	—	12,500	—	—	27.80	347,500
	09/10/2007	08/16/2007	—	—	—	—	—	—	—	37,500	27.80	27.80	466,837
Russell Harris	02/08/2007	12/15/2006	—	—	—	—	5,932	—	—	—	—	8.85	52,498
	09/10/2007	08/16/2007	—	—	—	—	—	—	11,250	—	—	27.80	312,750
	09/10/2007	08/16/2007	—	—	—	—	—	—	—	33,750	27.80	27.80	420,151

(1) The target amounts shown reflect estimated payouts pursuant to performance share grants, the vesting of which is subject to specific performance requirements of our company. The performance requirement is such that within three years from the date of grant, we must have achieved (calculated as of the date of announcement of our quarterly earnings) at least two consecutive quarters of profitability, calculated on a non-GAAP basis excluding equity compensation or any other extraordinary expense, as reasonable determined by the Compensation Committee of our Board of Directors. If the performance requirement is met, then all of the shares will be issued, subject to such executive officer continuing to be employed by our company as of the end of the second consecutive quarter of profitability. If the performance requirement is not met during the three-year period, then the performance shares granted will not vest and will be returned to our 1997 Stock Plan. If all or substantially all of our stock or assets are acquired, then the performance requirement will automatically be eliminated and the performance shares shall vest.

(2) The amounts shown reflect performance share grants under our 1997 Stock Plan. Such grants vest as to one-fourth of the shares on September 10, 2008 and each yearly anniversary thereafter.

(3) The amounts shown reflect grants of stock appreciation rights under our 1997 Stock Plan. Such grants vest as to one-fourth of the shares on September 10, 2008 and each yearly anniversary thereafter.

(4) Reflects the grant date fair value of each equity award computed in accordance with SFAS 123R (disregarding an estimate of forfeitures). The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 17, 2008. These amounts do not correspond to the actual value that will be recognized by the Named Executive Officers.

Outstanding Equity Awards at 2007 Fiscal Year-End

The table below shows all outstanding equity awards held by the Named Executive Officers at the end of our fiscal year ended December 31, 2007. All awards were granted under our 1997 Stock Plan.

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (5)
M. Kenneth Oshman.............	02/23/2001	250,000 (1)	—	—	16.69	02/23/2011	—	—	—	—
	02/22/2002	200,000 (1)	—	—	16.35	02/22/2012	—	—	—	—
	05/21/2003	120,000 (1)	—	—	12.91	05/21/2008	—	—	—	—
	03/17/2004	120,000 (1)	—	—	10.89	03/17/2009	—	—	—	—
	08/15/2005	75,000 (2)	75,000 (2)	—	8.19	08/15/2010	—	—	—	—
	10/31/2006	14,063 (3)	42,187(3)	—	8.43	10/31/2011	—	—	—	—
	09/10/ 2007	—	56,250 (4)	—	27.80	09/10/2012	—	—	—	—
	02/01/2006	—	—	—	—	—	33,259 (6)	686,466	—	—
	09/10/2007	—	—	—	—	—	18,750 (7)	387,000	—	—
	10/31/2006	—	—	—	—	—	—	—	18,750 (8)	387,000
	02/08/2007	—	—	—	—	—	—	—	35,593 (9)	734,640
Oliver R. Stanfield	04/10/2001	2 (1)	—	—	11.61	04/10/2011	—	—	—	—
	04/10/2001	49,998 (1)	—	—	11.61	04/10/2011	—	—	—	—
	02/22/2002	100,000 (1)	—	—	16.35	02/22/2012	—	—	—	—
	03/17/2004	80,000 (1)	—	—	10.89	03/17/2009	—	—	—	—
	08/15/2005	25,000 (2)	25,000 (2)	—	8.19	08/15/2010	—	—	—	—
	10/31/2006	9,375 (3)	28,125 (3)	—	8.43	10/31/2011	—	—	—	—
	09/10/2007	—	37,500 (4)	—	27.80	09/10/2012	—	—	—	—
	08/15/2005	—	—	—	—	—	8,333 (10)	171,993	—	—
	02/01/2006	—	—	—	—	—	9,977 (6)	205,925	—	—
	09/10/2007	—	—	—	—	—	12,500 (7)	258,000	—	—
	10/31/2006	—	—	—	—	—	—	—	12,500 (8)	258,000
	02/08/2007	—	—	—	—	—	—	—	9,322 (9)	192,406

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (5)
Frederik H. Bruggink	04/10/2001	30,006 (11)	—	—	11.61	04/10/2011	—	—	—	—
	04/10/2001	19,994 (11)	—	—	11.61	04/10/2011	—	—	—	—
	02/22/2002	3,157 (12)	—	—	16.35	02/22/2012	—	—	—	—
	02/22/2002	56,843 (12)	—	—	16.35	02/22/2012	—	—	—	—
	09/20/2002	20,000 (12)	—	—	10.52	09/20/2012	—	—	—	—
	03/17/2004	60,000 (12)	—	—	10.89	03/17/2009	—	—	—	—
	08/15/2005	35,000 (13)	—	—	8.19	08/15/2010	—	—	—	—
	10/31/2006	6,563 (3)	19,687 (3)	—	8.43	10/31/2011	—	—	—	—
	09/10/2007	—	33,750 (4)	—	27.80	09/10/2012	—	—	—	—
	08/15/2005	—	—	—	—	—	5,833 (14)	120,393	—	—
	02/01/2006	—	—	—	—	—	8,377 (6)	172,901	—	—
	10/31/2006	—	—	—	—	—	6,562 (15)	135,440	—	—
	09/10/2007	—	—	—	—	—	11,250 (7)	232,200	—	—
	02/08/2007	—	—	—	—	—	—	—	8,284 (9)	170,982
Beatrice Yormark	04/10/2001	2 (1)	—	—	11.61	04/10/2011	—	—	—	—
	04/10/2001	49,998 (1)	—	—	11.61	04/10/2011	—	—	—	—
	02/22/2002	100,000 (1)	—	—	16.35	02/22/2012	—	—	—	—
	03/17/2004	80,000 (1)	—	—	10.89	03/17/2009	—	—	—	—
	08/15/2005	25,000 (2)	25,000 (2)	—	8.19	08/15/2010	—	—	—	—
	10/31/2006	9,375 (3)	28,125 (3)	—	8.43	10/31/2011	—	—	—	—
	08/15/2005	—	—	—	—	—	8,333 (10)	171,993	—	—
	02/01/2006	—	—	—	—	—	9,977 (6)	205,925	—	—
	09/10/2007	—	—	—	—	—	12,500 (7)	258,000	—	—
	10/31/2006	—	—	—	—	—	—	—	12,500 (8)	258,000
	02/08/2007	—	—	—	—	—	—	—	10,593 (9)	218,640
Russell Harris	09/04/2001	125,672 (16)	—	—	16.44	09/04/2011	—	—	—	—
	04/22/2005	1,042 (17)	—	—	8.52	02/22/2012	—	—	—	—
	04/22/2005	4,535 (17)	—	—	8.52	02/22/2012	—	—	—	—
	04/22/2005	2,353 (18)	—	—	8.52	03/17/2009	—	—	—	—
	04/22/2005	1 (18)	—	—	8.52	03/17/2009	—	—	—	—
	08/15/2005	—	17,500 (19)	—	8.19	08/15/2010	—	—	—	—
	10/31/2006	6,563	19,687 (3)	—	8.43	10/31/2011	—	—	—	—
	08/15/2005	—	—	—	—	—	5,833 (14)	120,393	—	—
	02/01/2006	—	—	—	—	—	5,543 (6)	114,408	—	—
	10/31/2006	—	—	—	—	—	6,562 (15)	135,440	—	—
	09/10/2007	—	—	—	—	—	11,250 (7)	232,200	—	—
	02/08/2007	—	—	—	—	—	—	—	5,932 (9)	122,436

(1) This option was originally subject to vesting at the rate of one-fourth of the shares on the first anniversary of the grant date and monthly thereafter over the next 36 months. The vesting of this option was accelerated in full by our Board of Directors on September 17, 2004 to compensate for the optionee not being eligible to

participate in an option exchange program pursuant to which eligible employees could exchange certain high priced options for new lower priced options (the "Option Exchange Program").

(2) This option is subject to vesting at the rate of one-fourth of the shares on August 15, 2006 and each one-year anniversary thereafter, subject to the employee's continued employment with our company.

(3) This stock appreciation right is subject to vesting at the rate of one-fourth of the shares on October 31, 2007 and each one-year anniversary thereafter, subject to the employee's continued employment with our company.

(4) This stock appreciation right is subject to vesting at the rate of one-fourth of the shares on September 10, 2008 and each one-year anniversary thereafter, subject to the employee's continued employment with our company.

(5) The market value is based on the $20.64 per share closing price of our common stock on December 31, 2007.

(6) This performance share grant is subject to vesting at the rate of 100% of the shares on February 1, 2008, subject to the employee's continued employment with our company.

(7) This performance share grant is subject to vesting at the rate of one-fourth of the shares on September 10, 2008 and each one-year anniversary thereafter, subject to the employee's continued employment with our company.

(8) This performance share grant is subject to vesting at the rate of one-fourth of the shares on October 31, 2007 and each one-year anniversary thereafter, subject to the employee's continued employment with our company. The performance requirement is such that we must have achieved (calculated as of the date of announcement of our quarterly earnings) cumulative profitability over four consecutive quarters, calculated on a non-GAAP basis excluding equity compensation or any other extraordinary expense, as reasonably determined by the Compensation Committee of our Board of Directors, at some point during the four year time-based vesting period. If the performance requirement is met, then the time-based vesting will be credited as of such date and will continue on the original schedule. The original vesting schedule is that one-fourth of the shares will vest on October 31, 2007 and each one-year anniversary thereafter. If the performance requirement is never achieved during the four year time-based vesting period, then the performance shares granted will not vest and will be returned to our 1997 Stock Plan. If all or substantially all of our stock or assets are acquired, then the performance requirement will automatically be eliminated, but the time-based vesting will continue. Vesting is also subject to the employee's continued employment with our company through the applicable vesting date.

(9) The vesting of this performance share grant is subject to specific performance requirements of our company. See "Grants of Plan-Based Awards in 2007," footnote (1).

(10) This performance share grant was originally for 16,667 shares and subject to vesting at the rate of one-fourth of the shares on August 15, 2006 and each one-year anniversary thereafter, subject to the employee's continued employment with our company. 4,167 of such performance shares were issued and released on each of August 15, 2006 and August 15, 2007.

(11) This option is subject to vesting at the rate of one-fourth of the shares on the first anniversary of the grant date and monthly thereafter over the next 36 months, subject to the employee's continued employment with our company.

(12) This option was originally subject to vesting at the rate of one-fourth of the shares on the first anniversary of the grant date and monthly thereafter over the next 36 months. The vesting of this option was accelerated in full by our Board on November 18, 2005 to eliminate future stock compensation expense that we would otherwise have been required to recognize (the "2005 Option Acceleration Program").

(13) This option is subject to vesting at the rate of one-fourth of the shares on August 15, 2006 and each one-year anniversary thereafter, subject to the employee's continued employment with our company. The option agreement permits exercise prior to full vesting, subject to the employee entering into a restricted stock purchase agreement with respect to unvested shares.

(14) This performance share grant was originally for 11,667 shares and subject to vesting at the rate of one-fourth of the shares on August 15, 2006 and each one-year anniversary thereafter, subject to the employee's continued employment with our company. 2,917 of such performance shares were issued and released on each of August 15, 2006 and August 15, 2007.

(15) This performance share grant is subject to vesting at the rate of one-fourth of the shares on October 31, 2007 and each one-year anniversary thereafter, subject to the employee's continued employment with our company.

(16) This option was originally granted for 150,000 shares, of which 24,328 have been exercised. Such 150,000 share option vested at the rate of one-fourth of the shares on the first anniversary of the grant date and monthly thereafter over the next 36 months.

(17) On April 22, 2005, an option to purchase 25,000 shares was issued in replacement of 50,000 option shares cancelled on October 21, 2004 pursuant to our Option Exchange Program. Such 25,000 share option, 24,328 shares of which have been exercised, was subject to full vesting on April 22, 2006. The vesting of these remaining option shares was accelerated in full by our Board of Directors on November 18, 2005 pursuant to the 2005 Option Acceleration Program.

(18) On April 22, 2005, an option to purchase 60,000 shares was issued in replacement of 60,000 option shares cancelled on October 21, 2004 pursuant to our Option Exchange Program. Such 60,000 share option, 57,646 shares of which have been exercised, was subject to vesting at the rate of 31,250 shares on April 22, 2006 and as to 1,250 shares on each one-month anniversary thereafter. The vesting of these remaining option shares was accelerated in full by our Board of Directors on November 18, 2005 pursuant to the 2005 Option Acceleration Program.

(19) This option was originally granted for 35,000 shares, of which 17,500 have been exercised. Such 35,000 share option is subject to vesting at the rate of one-fourth of the shares on August 15, 2006 and each one-year anniversary thereafter, subject to the employee's continued employment with our company.

Option Exercises and Stock Vested for Fiscal 2007

The table below shows all stock options exercised and value realized upon exercise, and all stock awards vested and value realized upon vesting, by the Named Executive Officers during the fiscal year ended December 31, 2007.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting ($) (2)
M. Kenneth Oshman	—	—	36,298	293,208
Oliver R. Stanfield	80,000	1,205,600	15,246	179,433
Frederik H. Bruggink	60,000	806,800	7,953	134,887
Beatrice Yormark	80,000	1,367,200	15,246	179,433
Russell Harris	168,897	1,869,049	12,491	170,918

(1) The value realized equals the difference between the option exercise price and the fair market value of our common stock on the date of exercise, multiplied by the number of shares for which the option was exercised.

(2) The value realized equals the fair market value of our common stock on the date of vesting, multiplied by the number of shares vested.

Compensation Committee Interlocks and Insider Participation

During fiscal 2007, the following non-employee directors were members of Echelon's Compensation Committee: Armas Clifford Markkula, Jr., Robert R. Maxfield and Richard M. Moley. None of these directors has at any time been an officer or employee of Echelon. None of Echelon's executive officers serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on Echelon's Board of Directors or Compensation Committee.

Policies and Procedures with Respect to Related Party Transactions

Our Corporate Governance Guidelines require our directors to take a proactive, focused approach to their position and to set standards that ensure that our company is committed to business success through the maintenance of the highest standards of responsibility and ethics. Thus, our Board of Directors is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, it is Echelon's preference to avoid related party transactions.

The charter of our Audit Committee requires that the members of the Audit Committee, all of whom are independent directors, review and approve in advance all related party transactions for which approval is required under applicable law. Current SEC rules define a related party transaction to include any transaction, arrangement or relationship in which our company is a participant and in which any of the following persons has or will have a direct or indirect interest:

- an executive officer, director or director nominee of Echelon;
- any person who is known to be the beneficial owners of more than 5% of our common stock;

- any person who is an immediate family member (as defined in Item 404 of Regulation S-K) of an executive officer, director or director nominee or beneficial owner of more than 5% of our common stock; and

- any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person, together with any other of the foregoing persons, has a 5% or greater beneficial ownership interest.

Certain Relationships

Loans to Employees

On October 29, 2001, we loaned Russell Harris, our Senior Vice President of Operations, $1,000,000 to purchase a principal residence. Mr. Harris issued to us a promissory note secured by residential real estate. The note bears interest at the rate of 4.5% per annum, compounded monthly. The interest accruing under the note is due and payable in monthly installments over the nine year term of the note, and the principal is due and payable on October 29, 2010, subject to earlier repayment upon the occurrence of certain events. The terms of this loan have never been amended.

Agreements with ENEL

In the second quarter of 2000, we entered into a research and development and technological cooperation agreement with ENEL Distribuzione S.p.A., an affiliate of ENEL S.p.A., or ENEL, under which we have been cooperating with ENEL to integrate our LONWORKS technology into ENEL's remote metering management project in Italy. Through this project, ENEL replaced its existing stand-alone electricity meters with networked electricity meters to 27 million customers throughout ENEL's service territory. Our shipments for the deployment phase of the ENEL project were substantially completed during 2005. During 2007, we recognized revenue from products and services sold to ENEL and its designated manufacturers of approximately $14.2 million, $3.0 million of which was included in accounts receivable at December 31, 2007. During 2006, we recognized revenue from products and services sold to ENEL and its designated manufacturers of approximately $7.1 million, none of which was included in accounts receivable at December 31, 2006. During 2005, we recognized revenue from products and services sold to ENEL and its designated manufacturers of approximately $26.9 million.

Pursuant to a common stock purchase agreement, dated June 30, 2000, between our company and ENEL, ENEL agreed to purchase, for cash, three million newly issued shares of our common stock for a purchase price to be based on the average trading price prior to the closing (subject to a minimum price of $87.3 million and a maximum price of $130.9 million). The closing of this stock purchase occurred on September 11, 2000. Based on the average price of our common stock prior to that date, the total purchase price for the three million shares was $130.9 million and after deducting expenses associated with the transaction, we received $130.7 million. It was agreed that until the earlier of September 11, 2003 or 30 days following the termination of the research and development and technological cooperation agreement with ENEL Distribuzione, ENEL would not, except under limited circumstances, sell or otherwise transfer such shares. As a result, ENEL is now free to sell shares of our common stock. The stock purchase agreement also gives ENEL the right to nominate a member of our Board of Directors as long as ENEL owns at least two million shares of our common stock. As a condition to the closing of the stock purchase agreement, our directors and our Chief Financial Officer agreed to enter into a voting agreement with ENEL in which each of them agreed to vote the shares of our company's common stock that they beneficially own or control in favor of ENEL's nominee to our Board of Directors. M. Francesco Tatò served as ENEL's representative on our

Board of Directors from September 2000 until June 2002. ENEL has not nominated a replacement for Mr. Tatò on our Board of Directors. In December 2005, ENEL transferred to a related entity, Enel Investment Holding BV, its three million shares of our common stock. To our knowledge, ENEL, through Enel Investment Holding BV, currently holds 3,000,000 shares of our common stock, representing 7.3% of our outstanding common stock as of March 31, 2008.

Pursuant to a registration rights agreement, dated September 11, 2000, between our company and ENEL, ENEL may, subject to certain conditions and limitations, request that we register the shares purchased under the common stock purchase agreement. In the event we elect to register any of our securities, ENEL may, subject to certain limitations, include the shares purchased under the common stock purchase agreement in such registration.

Legal Services

During fiscal year 2007, the law firm of Wilson Sonsini Goodrich & Rosati, P.C. acted as principal outside counsel to our company. Mr. Sonsini, a director of our company, is a member of Wilson Sonsini Goodrich & Rosati, P.C. We incur bills for legal services that vary from year to year depending upon our legal needs. In determining the independence of Mr. Sonsini, our Board of Directors reviews our relationship with Wilson Sonsini Goodrich & Rosati, P.C. in conjunction with the applicable independence guidelines under the applicable listing standards of the Nasdaq Stock Market and SEC rules.

OTHER INFORMATION

Section 16(a) Beneficial Ownership Reporting Information

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file certain reports with the SEC regarding ownership of, and transactions in, our securities. Such officers, directors and 10% stockholders are also required by the SEC to furnish us with copies of all Section 16(a) forms that they file.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and more than 10% stockholders were complied with during the fiscal year ended December 31, 2007.

No Incorporation by Reference

In Echelon's filings with the SEC, information is sometimes "incorporated by reference." This means that we are referring you to information that has previously been filed with the SEC and the information should be considered as part of the particular filing. As provided under SEC regulations, the "Report of the Audit Committee of our Board of Directors" and the "Compensation Committee Report" contained in this Proxy Statement specifically are not incorporated into any other filings with the SEC. In addition, this Proxy Statement includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this Proxy Statement.

Stockholder Proposals—2009 Annual Meeting

Stockholders may present proposals for action at a future meeting if they comply with SEC rules and Echelon's bylaws. For additional details and deadlines for submitting proposals, see "*Deadline for Receipt of Stockholder Proposals*" in this Proxy Statement above. If you would like a copy of the requirements contained in our bylaws, please contact: Kathleen B. Bloch, Senior Vice President, General Counsel and Secretary, Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126.

Available Information

You may obtain a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 without charge by sending a written request to Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126, Attention: Investor Relations. The annual report is also available online at www.echelon.com or the SEC's website at www.sec.gov.

REPORT OF THE AUDIT COMMITTEE OF OUR BOARD OF DIRECTORS

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, this report of the Audit Committee of our Board of Directors shall not be deemed "filed" with the SEC or "soliciting material" under the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any such filings.

The Audit Committee of our Board of Directors serves as the representative of our Board of Directors for general oversight of our financial accounting and reporting process, system of internal control, audit process, and process for monitoring compliance with laws and regulations. Our management has primary responsibility for preparing our financial statements and our financial reporting process. Our independent registered public accounting firm, KPMG LLP, is responsible for expressing an opinion on the conformity of our fiscal year 2007 audited financial statements to generally accepted accounting principles. In this context, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements with our management, including a discussion of the quality and acceptability of the financial reporting, the reasonableness of significant accounting judgments and estimates and the clarity of disclosures in the financial statements. In connection with this review and discussion, the Audit Committee asked a number of follow-up questions of management and our independent registered public accounting firm to help give the Audit Committee comfort in connection with its review.

2. The Audit Committee has discussed with KPMG LLP the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU §380), as modified or supplemented.

3. The Audit Committee has received the written disclosures and the letter from our independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*), as modified or supplemented, and has discussed with them their independence.

4. Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the SEC.

Our Board of Directors has adopted a written charter for the Audit Committee, a copy of which can be viewed at the investor relations section of our website at www.echelon.com. Each of the members of the Audit Committee is independent as defined under the listing standards of the National Association of Securities Dealers.

Audit Committee

Robert J. Finocchio, Jr., Chairman
Robyn M. Denholm
Betsy Rafael

OTHER MATTERS

As of the date hereof, our Board of Directors is not aware of any other matters to be submitted at the annual meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares they represent as our Board of Directors recommends or as they otherwise deem advisable.

THE BOARD OF DIRECTORS

San Jose, California
April 16, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________ to ________.

Commission file number: 000-29748

ECHELON CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**77-0203595**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

550 Meridian Avenue
San Jose, California 95126
(Address of principal executive office and zip code)

(408) 938-5200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01	The NASDAQ Stock Market LLC (The Nasdaq Global Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2007, the last business day of the registrant's most recently completed second fiscal quarter, there were 39,672,418 shares of the registrant's common stock outstanding, and the aggregate market value of such shares held by non-affiliates of the registrant (based on the per share closing sale price of $15.63 of such shares on the Nasdaq Global Market on June 29, 2007) was approximately $426.8 million. Shares of the registrant's common stock held by each executive officer and director and by each entity that owns 5% or more of the registrant's outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 29, 2008, 40,810,133 shares of the registrant's common stock, $.01 par value per share, were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Stockholders to be held May 27, 2008 (Proxy Statement)	Part III

ECHELON CORPORATION
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2007

INDEX

FORWARD-LOOKING INFORMATION

This report contains forward-looking statements within the meaning of the U.S. federal securities laws that involve risks and uncertainties. Certain statements contained in this report are not purely historical including, without limitation, statements regarding our expectations, beliefs, intentions or strategies regarding the future that are forward-looking. These statements include those discussed in Item 1, Business, including "General," "Markets," "Products and Services," "Product Development," "Marketing," "Competition," and "Government Regulation" in Item 1A, Risk Factors, in Item 2, "Properties," in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, including "Critical Accounting Policies," "Results of Operations," "Off-Balance-Sheet Arrangements and Other Contractual Obligations," "Liquidity and Capital Resources," "Related Party Transactions," "Recently Issued Accounting Standards," and elsewhere in this report. In this report, the words "anticipate," "believe," "expect," "intend," "future," "moving toward" and similar expressions also identify forward-looking statements. Our actual results could differ materially from those forward-looking statements contained in this report as a result of a number of factors including, but not limited to, those set forth in the section entitled "Risk Factors" and elsewhere in this report. All forward-looking statements and reasons why results may differ included in this report are made as of the date of this report, and we assume no obligation to update any such forward-looking statement or reason why such results might differ.

PART I

ITEM 1. BUSINESS

General

Echelon was incorporated in California in 1988 and reincorporated in Delaware in 1989. We are an ISO 9001 certified company that develops, markets, and sells system and network infrastructure products that enable everyday devices — such as air conditioners, appliances, electricity meters, light switches, thermostats, and valves — to be made smart and inter-connected. Working together, products and systems equipped with our technology can monitor and save energy, lower costs, improve productivity and enhance service, quality, safety and convenience.

In the building, home, industrial, transportation, and other automation markets, we sell a suite of network infrastructure products to original equipment manufacturers (OEMs). OEMs "design in," or embed, our products into their products and systems in order to give their products local intelligence and networking capability. We call the products that we sell to OEMs our LONWORKS® Infrastructure, or "LWI", product line. Our LWI products include transceivers, control modules, routers, network interfaces, development tools, and software tools and toolkits. Representative customers include BOC Edwards, EnerNOC, Fuji Electric, Fujitsu General, Groupe Schneider, Honeywell, Johnson Controls, NTT Data, Samsung, Schindler Elevator, Siemens, and Trane. By using our LWI products, we believe OEMs can reduce their development time and expense and bring higher quality, more functional products to market than previously possible or than would be possible using alternative development approaches. Additionally, we believe the resulting products can also be "energy aware" and save energy, and are also lower cost for end-users to install, maintain and operate.

For the electric utility industry we have developed an advanced metering infrastructure system that we call the Networked Energy Services (NES) system. The NES system provides a two-way information and control path between the utility and its customer, which we believe enables utilities to reduce operating costs; improve customer service; offer multiple tariff plans, including time-of-use metering and prepay metering; promote energy efficiency; better utilize distribution assets; improve grid quality and reliability; control loads and reduce peak demand; and respond more rapidly to changing customer and regulatory requirements. Our primary channel to market for the NES system is through value-added resellers (VARs). Examples of NES VARs and partners include ES Elektrosandberg AB, ES Mätteknik, EVB, Gorlitz, Limited Liability Company Engineering Center ENERGOAUDITCONTROL, and Telvent. These VARs in turn add application software, project management, and other value-added services to provide utilities with complete advanced metering systems offerings. Representative end-use customers include Vattenfall and E.ON in Sweden, Nuon in the Netherlands, Integral Energy in Australia, and Duke Energy in the United States.

For system integrators serving the street lighting, remote facility monitoring, and energy management markets, we have developed the *i*.LON® Internet server family of products, which provides a low-cost, robust Internet interface and local control capability for remote devices and systems. We believe that the *i*.LON product family provides a compelling platform for applications that can monitor and substantially reduce energy consumption, lower maintenance costs, and enhance safety and convenience. Representative resellers of *i*.LON–based, managed street lighting solutions include EnerNOC, Streetlight Vision, Device Insight, and Intron. Representative end-use customers include the City of Oslo, Norway and the City of Bremen, Germany.

In quick-service restaurants, our LonWorks technology and i.LON Internet Server are being used to monitor and control kitchen equipment and key building systems (including HVAC and lighting) through a single network, in an effort to manage energy use and improve efficiency. For example, the fast-food giant McDonald's is encouraging its kitchen equipment manufacturers to incorporate our LonWorks technology into new equipment as a way to lower operating costs and improve operations. The potential savings for quick-service restaurants is considerable since the average restaurant, operating without an effective control system, spends thousands of dollars a year in energy costs.

We view our system infrastructure and network infrastructure product lines as two complementary sides of the same coin, tied together by a common theme of energy management. We believe that, while each offering has substantial value on its own, together they bring a more comprehensive and valuable solution to the end user and that, over time, our success in system infrastructure applications helps drive success in the network infrastructure applications and vice-versa. For example, we believe that utilities that adopt our NES system become better prospects for *i*.LON-based street lighting systems and for in-home and in-building energy management applications based on our LWI products. We believe the same synergy is present for utilities that first adopt an *i*.LON-based street lighting system. Likewise we believe that because our system products are built on our LWI products, the availability of home and commercial devices based on our LWI products represents an opportunity for utilities to extend the reach of energy management into homes and buildings.

Markets

We market our products and services primarily in North and South America, Europe, Japan, China and other selected Asia Pacific countries. Our principal target markets include the following:

Electric Utilities

We believe the worldwide electric metering industry is transitioning from stand-alone meters or limited-function automatic metering reading (AMR) systems to advanced metering infrastructure (AMI), or "smart grid" systems. These advanced systems offer two-way communication and multiple services over a common infrastructure to utilities and their customers, and provide the ability to add new functionality over time to "future proof" the system. While the timing and speed of the transition varies by geography, and even within a given geography by utility, we believe that two principal factors will drive this change: market deregulation, which motivates utilities to increase service quality and flexibility while lowering their cost-to-serve; and growing availability and sustainability concerns, which drive regulators and utilities toward time-of-use pricing, demand response, load shifting, and other programs to reduce both energy consumption and peak-load demand.

To capitalize on this opportunity, Echelon developed the NES system. With a strategy of selling the NES system through our VAR partners, we launched the NES VAR channel and shipped the first release of our NES system products for use in trials in December 2003. We, or more often our VARs or other partners, have installations that are underway or completed in Australia, Austria, Denmark, the Netherlands, Russia, Sweden, and the United States. To date, we have shipped over one million NES meters to customers around the world. We believe that the NES system serves a worldwide market opportunity arising from the need to save energy and reduce carbon emissions. In addition to announced installations, Echelon, or more often our VARs, are participating in many trial and pilot projects.

In June 2000, we began working with the Italian utility Enel to incorporate our technology into Enel's Contatore Elettronico project. Under this project, Enel replaced its existing stand-alone electricity meters with advanced, networked electricity meters at about 27 million of its customers' locations in Italy. We completed our scheduled deliveries under this project in 2005. In October 2006, we entered into a new development and supply agreement and a software enhancement agreement with Enel. Under the development and supply agreement, Enel and its contract manufacturers purchase additional electronic components and finished goods from us. Under the software enhancement agreement, we provide software enhancements to Enel for use in the Contatore Elettronico system. Both the development and supply agreement and the software enhancement agreement expire in December 2009, although delivery of products and services can extend beyond that date and the agreements may be extended under certain circumstances. Sales to Enel and its meter manufacturers accounted for 10.3% of our total revenues in 2007, 12.4% in 2006, and 36.2% in 2005.

Building Automation.

Our LWI product line is used by companies worldwide in most areas of the building automation industry, including access control; automatic doors; elevators; energy management; fire/life/safety; heating, ventilation, and air conditioning (HVAC); lighting; metering; security; and automated window blinds. We believe that our products are widely accepted because they lower installed system cost, reduce ongoing life-cycle costs, and increase functionality. We also believe that an increased global interest in reducing energy consumption — both to reduce cost and minimize impact to the environment — has become a driving force behind the adoption of our LWI and *i*.LON Internet server products. For example, using a LONWORKS building management system to integrate and optimize HVAC, lighting, security, and other subsystems, the Crown Estate headquarters building in London was able to achieve

33% less carbon dioxide emissions than that of a comparable building and was awarded the highest rating possible by BREEAM, a U.K. assessment method that rates the environmental performance of new and existing buildings. Our OEM customers in the building automation market include Groupe Schneider, Honeywell, Johnson Controls, Philips Lighting, Schindler Elevator, Siemens, and Yamatake. Sales to Honeywell, both direct and through distribution, accounted for approximately 4.3% of our total revenues in 2007 and 11.0% of our total revenues in 2006.

Industrial Automation

Our LWI products are used in a wide range of industrial automation applications, including semiconductor fabrication plants, gas compressor stations, gasoline tank farms, oil pumping stations, water pumping stations, textile dyeing machinery, pulp and paper processing equipment, automated conveyor systems, and many other industrial environments. In such industrial installations, among other advantages, our control networks can replace complex wiring harnesses, reduce installation costs, eliminate expensive programmable logic controllers and distribute control among sensors, actuators and other devices, thereby reducing system costs, improving control and eliminating the problem of a single point of failure. For example, BOC Edwards, a leading supplier of vacuum pumping systems to the semiconductor industry, uses our products within certain vacuum pump products to replace complex wiring used to connect various motors, sensors, actuators, and displays. In addition to BOC Edwards, our OEM customers in the industrial automation market include Fuji Electric, Hitachi, Meissner & Wurst, and Yokagawa.

Demand Response

Echelon's products, including the i.LON Internet Server and SmartServer, are being used by several energy management companies to implement automated demand response solutions, that help business customers manage energy use and control energy costs during peak electricity periods.

Street Lighting

We believe that the street lighting market, which we estimate contains about 740 million street light poles worldwide, represents a large market opportunity for our LWI and *i*.LON Internet server products. Through the combination of our power line smart transceiver product built into ballasts to provide local intelligence, control, and reliable networking, and our *i*.LON Internet server, which provides local control and remote Internet connectivity, LONWORKS based street lighting systems can reduce energy consumption and cut maintenance costs through remote diagnostics and predictive failure reporting while enhancing safety and lighting quality. For example, the City of Oslo, Norway is in the process of replacing ballasts in 55,000 streetlights with electronic ballasts that communicate over existing power lines using Echelon's power line technology. Preliminary results have demonstrated energy reduction of over 50% and cost reductions on the order of 30%. Our OEM customers and reseller partners in the street lighting market include Luminext, Device Insight, Kongsberg Analogic, Philips Lighting Control, SELC, and Streetlight Vision.

Home Control

While the market for home automation and control is still in its infancy, we believe that product innovations we have made to simplify the installation of such devices, coupled with a growing consumer demand for "green" products that can help devices manage and reduce and control their energy costs, has created a new opportunity in the market for networked home control products. In response to this opportunity, in November 2006 we launched the Digital Home® Alliance. The Digital Home Alliance is designed to bring together a collection of companies that market networked home control products based upon Echelon's LONWORKS control networking technology and promote to consumers the value of the Digital Home Alliance logo as a mark of products that network together, are easy to install, and add value to consumers' lives.

Transportation

Our products are used in important transportation applications, including railcars, light rail, buses, motor coaches, fire trucks, naval vessels, and aircraft. Our control networks can be used in these transportation systems to improve efficiency, reduce maintenance costs, and increase safety and comfort. LONWORKS technology is one of the standards required by the New York City Transit Authority when evaluating replacement alternatives for its subway cars. Key OEMs in the transportation market include Bombardier, Kawasaki, New York Air Brake, and Siemens.

Products & Services

We offer a wide-ranging set of products and services. These products help our customers maximize development efficiency, minimize product cost, and maximize the opportunity to integrate across product lines and industry segments. Our products are built on a common technology base with sharing between products wherever possible.

Our LWI network infrastructure products include *transceivers*, *control modules*, *routers*, *network interfaces*, *development tools*, and *software tools and toolkits*. *Transceivers* and *control modules* are products that our OEM customers use to embed networking and intelligence into their products. In 2005, we announced a new embedded control networking platform, called Pyxos™ and in late 2006 we began deliveries of the first products based on this platform, which includes development tools and the Pyxos FT chip, which is designed to be built into the sensors and actuators embedded inside a machine. Sales of transceivers and control modules generated approximately 25.4% of our revenues during 2007, 53.5% of our revenues during 2006, and 38.1% of our revenues during 2005. *Routers* are used to control and partition network traffic, increasing the total throughput and speed of the system or to provide transparent support for multiple media, which makes it possible to signal between different types of media, such as twisted pair, power line, radio frequency, and optical fiber. *Network interfaces* are products that can be used to connect computers and controllers to a LONWORKS network. Our Mini EVK and NodeBuilder® *development tools* are designed to make it easy for OEMs to design our transceivers and control modules into their products and systems. Our *software tools and toolkits* include our LNS® network operating system, which provides a client-server platform for installing, maintaining, monitoring, and interfacing with LONWORKS networks, and the LNS based LonMaker® Integration Tool, which built on the Microsoft Visio technical drawing package to give users a graphical, "drag and drop" environment for designing their network's control system.

Our system infrastructure products include the *i*.LON family of Internet servers and the NES system. Our *i*.LON products provide cost-effective, secure LAN, WAN, and Internet connectivity to everyday devices in control networks. The *i*.LON 100 Internet server also includes a number of capabilities specifically designed to simplify the implementation and increase the functionality of LONWORKS-based street lighting and remote facility monitoring and energy management applications. Our NES system is designed to provide the core networking infrastructure necessary to build and deploy an advanced metering system. It includes a family of digital electricity meters, a family of data concentrators, and the NES system software. NES electricity meters are designed to meet the needs of residential and light commercial users. Since electricity meters are measurement devices used to bill consumers many, but not all, countries require that meters be certified (or "homologated") by a recognized authority to verify their accuracy. As of December 31, 2007, NES meters had been homologated in 17 countries. However, each new version of one of our meters will generally require re-homologation. The mechanical form-factor and characteristics also vary by country. Our initial set of NES meters conformed to the IEC standards used throughout most of Europe and parts of Asia. In 2006 we added additional products that meet the BS standards used in the UK and many former British Colonies, the AS standards used in Australia, and meters that conform to the ANSI form-factor used throughout the United States and Canada. NES data concentrators are designed to reduce system cost by enabling all of the electricity on a given low voltage transformer to share a single wide area connection. Data concentrators are offered in different configurations based upon the number of meters that they are designed to manage. Data concentrators connect to the wide area network using an industry standard modem interface and communicate using Internet standard TCP/IP, allowing our resellers and their utility customers to select a wide variety of available connectivity options including GPRS (general packet radio service), GSM (Global System for Mobile communications), PSTN (public switched telephone networks), BPL (broadband over power line), WiFi, WiMax, Fiber Optic, Ethernet and others. The NES system software is enterprise software designed to allow our customers to quickly integrate the NES system into a utility's business processes and systems. Through the NES system software, the NES system, in effect, looks like a collection of web services and events, allowing a wide range of industry standard tools and operating environments to be used. The NES system software is designed to scale from low cost, single server implementations for small pilots, to large scale systems distributed physically and geographically across multiple servers to support millions of meters with high reliability, availability, and scalability requirements.

We also offer a variety of technical training courses covering our products and technology. These courses are designed to provide hands-on, in-depth and practical experience that can be used immediately by our customers to build products and systems based on our products. In some instances these classes are also licensed to third-parties in foreign markets who present them in the local language. Additionally, we offer a variety of computer-based training courses that can be taken over the Internet. We also offer telephone, e-mail, and on-site technical support to our customers on an annual contract or per-incident basis. The goal of these support services to resolve customers' technical problems on a timely basis, ensure that our products will be used properly, and shorten the time required for our customers to develop products that use our technology.

Product Development

Our future success depends in large part on our ability to enhance existing products, reduce product cost, and develop new products that maintain technological competitiveness. We have made and intend to continue to make substantial investments in product development. We obtain extensive product development input from customers and by monitoring end-user needs and changes in the marketplace. We continue to make significant engineering investments in developing and enhancing our products and broadening the markets they serve.

Our total expenses for product development were $32.5 million for 2007, $28.4 million for 2006, and $25.1 million for 2005. Included in these totals were equity compensation expenses of $2.4 million, $1.9 million, and $143,000, for the years ended December 31, 2007, 2006, and 2005, respectively. In addition, of the $25.1 million of product development expenses incurred in 2005, approximately $37,000 related to amortization charges for intangible assets acquired in prior years. We anticipate that we will continue to commit substantial resources to product development in the future and, as a result, product development expenses may continue to increase over historical levels. To date, we have not recorded any capitalized software development costs from our development efforts.

Marketing

Our marketing efforts focus on creating awareness of our brand, the products and solutions that we offer, and the capabilities and benefits that they bring. We conduct an integrated marketing program comprised of press releases, brochures, published papers, case studies, participation in industry trade shows, speaking at industry conferences, webinars, advertising, direct mail, newsletters, our global website, and the LONWORLD® industry exhibition and conference. We have also formed and actively participate in two associations directly focused on the adoption of our products, LONMARK® International and the Digital Home Alliance, and participate in other relevant industry organizations.

Sales and Distribution

In most regions of the world we market and sell our products and services using our direct sales organization, distributors, value-added resellers, and integration partners. We rely solely on distributors in certain markets in the Asia Pacific and Latin America regions. During the three years ended December 31, 2007, the Company had five customers that accounted for a majority of its revenues: EBV Electronik GmbH ("EBV"), the Company's primary distributor of its LONWORKS® Infrastructure products in Europe, Enel S.p.A. ("Enel"), an Italian utility company (including Enel's third party meter manufacturers), and Telvent Energia y Medioambiente SA ("Telvent"), Limited Liability Company Engineering Center ENERGOAUDITCONTROL ("EAC"), and ES Elektrosandberg AB ("ES"), value added resellers of the Company's NES products. For the years ended December 31, 2007, 2006, and 2005, the percentages of the Company's revenues attributable to sales made to these customers were as follows:

	Year Ended December 31,		
	2007	2006	2005
Telvent	28.2%	---%	---%
EBV	12.8%	27.1%	21.0%
ES	11.4%	0.1%	---%
Enel	10.3%	12.4%	36.2%
EAC	7.2%	---%	---%
Total	69.9%	39.6%	57.2%

We support our worldwide sales personnel with application engineers and technical and industry experts working in our headquarters. Outside the United States, direct sales, applications engineering, and customer support are conducted through our offices in China, France, Germany, Hong Kong, Italy, Japan, the Netherlands, South Korea, and the United Kingdom. Each of these offices is staffed primarily with local employees.

Our international sales include both export sales and sales by international subsidiaries and accounted for 86.6% of our total revenues for 2007, 65.5% of our total revenues for 2006, and 77.1% of our total revenues for 2005.

Manufacturing

Our manufacturing strategy is to outsource production to third parties where it reduces our costs and to limit our internal manufacturing to such tasks as quality inspection, system integration, custom configuration, testing, and order fulfillment. We maintain manufacturing agreements with Cypress and Toshiba related to the Neuron® Chip. We also maintain manufacturing agreements with STMicroelectronics for production of our power line transceiver, with Cypress for production of our free topology transceiver, and with Cypress, On Semiconductor, and AMI Semiconductor for the production of certain other components we sell.

For most of our products requiring assembly, we use contract electronic manufacturers including WKK Technology, TYCO, Jabil, and Flextronics. These contract electronic manufacturers procure material and assemble, test, and inspect the final products to our specifications.

Working Capital

As of December 31, 2007, we had working capital, defined as current assets less current liabilities, of $129.9 million, which was a decrease of approximately $2.5 million compared to working capital of $132.4 million as of December 31, 2006.

As of December 31, 2007, we had cash, cash equivalents, and short-term investments of $107.2 million, which was a decrease of approximately $17.0 million compared to a balance of $124.2 million as of December 31, 2006. Cash used in operating activities in 2007 of $15.6 million was primarily the result of our net loss of $14.5 million and a net increase in our operating assets and liabilities of $13.0 million, all of which was partially offset by non-cash charges for stock-based compensation expenses of $6.6 million, depreciation and amortization expenses of $4.7 million, and a decrease in accrued investment income of $436,000.

Competition

Competition in our markets is intense and involves rapidly changing technologies, evolving industry standards, frequent new product introductions, and changes in customer requirements. To maintain and improve our competitive position, we must keep pace with the evolving needs of our customers and continue to develop and introduce new products, features and services in a timely and efficient manner. The principal competitive factors that affect the markets for our products include:

- our ability to anticipate changes in customer requirements and to develop new or improved products that meet these requirements in a timely manner;
- the price and features of our products such as adaptability, scalability, functionality, ease of use, and the ability to integrate with other products;
- our product reputation, quality, performance, and conformance with established industry standards;
- our customer service and support;
- warranties, indemnities, and other contractual terms; and
- customer relationships and market awareness.

In each of our markets, our competitors include both small companies as well as some of the largest companies in the electronics industry operating either alone or together with trade associations and partners. Our key competitors include companies such as Siemens in the building industry; Allen-Bradley (a subsidiary of Rockwell Automation), Groupe Schneider and Siemens in the industrial automation industry; the Bayard Capital group of companies, DCSI, Elster, Enel, GE, IBM, Iskraemeco, Itron/Actaris, and Siemens in the utility industry; Siemens in the transportation industry; and Zensys in the home control market. Key industry standard and trade group competitors include BACnet, Konnex, and DALI in the buildings industry; Profibus, HART, and DeviceNet in the industrial control market; DLMS in the utility industry; Zigbee and the ZWave alliance in the home control market; and the Train Control Network (TCN) in the rail transportation market. Each of these standards and/or alliances is backed by one or more competitors. For example, the Zigbee alliance includes over 150 member companies with promoter members such as Eaton, Freescale, Motorola, Texas Instruments, STMicroelectronics, Ember, Siemens, Honeywell, Mitsubishi Electric, Samsung, Schneider Electric, Tendril, Huawei Technologies, and Philips.

Additionally, while our product implementations are proprietary to Echelon and often protected by unique, patented implementations, LONWORKS technology is open, meaning that many of our basic control networking patents are broadly licensed without royalties or license fees. For instance, all of the network management commands required to develop software that competes with our LNS software are published. As a result, our customers are capable of developing hardware and software solutions that compete with many of our products.

Government Regulation

Many of our products and the industries in which they are used are subject to U.S. and foreign regulation as well as local, industry-specific codes and requirements. While we believe that changes in environmental regulations can benefit our sales due to the demonstrated ability of our products to reduce and better manage energy consumption, government regulatory action could also greatly reduce the market for our products or cause us to undertake significant development efforts to make our products compliant, as was the case with the Restriction of Hazardous Substances (RoHS) regulations that went into effect in Europe in 2006. Some of our competitors have also attempted to use regulatory actions to reduce the market opportunity for our products or to increase the market opportunity for their products. We have resisted these efforts and will continue to oppose competitors' efforts to use regulation to impede competition in the markets for our products.

Proprietary Rights

We own numerous patents, trademarks, and logos. As of February 29, 2008, we had received 100 United States patents, and had 5 patent applications pending. Some of these patents have also been granted in selected foreign countries. Many of the specific patents that are fundamental to LONWORKS technology have been licensed to our customers with no license fee or royalties. At present, the principal value of the remaining patents relates to our specific implementation of our products and designs.

We hold several trademarks in the United States, many of which are registered, including Echelon, LonBuilder®, LONMARK, LonTalk®, LONWORKS, Neuron, LON, LonPoint®, LonUsers®, LonMaker, 3120®, 3150®, LNS, LonManager®, Digital Home, and NodeBuilder. We have also registered some of our trademarks and logos in foreign countries.

Employees

As of February 29, 2008, we had 319 employees worldwide, of which 148 were in product development, 67 were in sales and marketing, 53 were in general and administrative, 39 were in operations, and 12 were in customer support and training. About 212 employees are located at our headquarters in California and 45 employees are located in other offices throughout the United States. Our remaining employees are located in ten countries worldwide, with the largest concentrations in Germany, Japan, the Netherlands, the United Kingdom, and Hong Kong. None of our employees is represented by a labor union. We have not experienced any work stoppages and we believe relations with our employees are good.

Where to Find More Information

We make our public filings with the Securities and Exchange Commission, or SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all exhibits and amendments to these reports, available free of charge at our website, www.echelon.com, as soon as reasonably practicable after we file such material with the SEC. These materials are located in the "Investor Relations" portion of our Web site under the link "SEC Filings." The inclusion of our Web site address in this report does not include or incorporate by reference into this report any information on our Web site. Copies of our public filings may also be obtained from the SEC Web site at www.sec.gov.

Executive Officers of the Registrant

M. Kenneth Oshman, age 67, has been our Chairman and Chief Executive Officer since December 1988. He also served as our President from 1988 to 2001. Prior to joining Echelon, Mr. Oshman, with three associates, founded ROLM Corporation, a telecommunications equipment company, in 1969. He was Chief Executive Officer, President, and a director of ROLM from its founding until its merger with IBM in 1984. Following the merger, he became a Vice President of IBM and a member of the Corporate Management Board. He remained in that position until 1986. Prior to founding ROLM, Mr. Oshman was a member of the technical staff at Sylvania Electric Products from 1963 to 1969. In addition to his responsibilities at our company, Mr. Oshman serves as a director of Sun Microsystems. Mr. Oshman earned B.A. and B.S.E.E. degrees from Rice University and M.S. and Ph.D. degrees in Electrical Engineering from Stanford University.

Beatrice Yormark, age 63, has been our President and Chief Operating Officer since September 2001. She served as our Vice President of Marketing and Sales from January 1990 to August 2001. Ms. Yormark joined our company from Connect, Inc., an on-line information services company, where she was the Chief Operating Officer. Before joining Connect, Ms. Yormark held a variety of positions, including Executive Director of Systems Engineering for Telaction Corporation, Director in the role of Partner at Coopers & Lybrand, Vice President of Sales at INTERACTIVE Systems Corporation, and various staff positions at the Rand Corporation. In addition to her responsibilities at our company, Ms. Yormark serves as a director of ID Systems, (NASDAQ: IDSY). Ms. Yormark holds a B.S. degree in Mathematics from City College of New York and a M.S. degree in Computer Science from Purdue University.

Oliver R. Stanfield, age 58, has been our Executive Vice President & Chief Financial Officer since September 2001. He served as our Vice President and Chief Financial Officer from March 1989 to August 2001. Mr. Stanfield joined our company from ROLM, where he served in several positions since 1980, including: Director of Pricing; Vice President, Plans and Controls; Vice President, Business Planning; Vice President, Financial Planning and Analysis; Treasurer; and Controller, Mil Spec Division. Prior to joining ROLM, Mr. Stanfield worked for ITEL Corporation, Computer Automation and Rockwell International. Mr. Stanfield began his business career with Ford Motor Company in 1969 in various accounting positions while completing a B.S. degree in Business Administration and an M.B.A. degree from the University of Southern California.

Anders B. Axelsson, age 48, has been our Senior Vice President of Sales & Marketing since June 2003. Prior to joining our company, he was Chief Executive Officer of PowerFile, Inc. From 1999 to 2001, he was President/General Manager of Snap Appliances, Inc. Between 1992 and 1999, he worked for Measurex, which was later acquired by Honeywell, and served in several positions, including Vice President of Engineering and Marketing and President/Managing Director for Europe. Mr. Axelsson started his career with ABB in 1981 where he worked for 11 years in various sales, marketing, and engineering management positions. He holds a B.S. in Electrical Engineering from ED Technical Institute in Jonkpoing, Sweden and is a graduate of the Executive Program at the University of Michigan.

Kathleen Bloch, age 51, has been our Senior Vice President and General Counsel since February 2003. Prior to joining our company, Ms. Bloch was a partner in the law firm of Wilson Sonsini Goodrich & Rosati, P.C., where she practiced from 1996 to

2003. Prior to joining Wilson Sonsini Goodrich & Rosati, she was a partner with the San Francisco and Los Angeles offices of Sheppard Mullin Richter & Hampton. Ms. Bloch received a B.S. degree in Business Administration from the University of Southern California and her law degree from Stanford Law School.

Frederik Bruggink, age 52, has been our Senior Vice President and General Manager of our Service Provider Group since July 2002. He served as our Senior Vice President of Sales and Marketing from September 2001 to June 2002, and as our Vice President, Europe, Middle East and Africa, from April 1996 to August 2001. Mr. Bruggink joined our company in 1996 from Banyan Systems, where he was Vice President, Europe. From 1985 to 1993, Mr. Bruggink held several positions at Stratus Computer, including General Manager for Holland, Benelux, and Northern Europe. His last position at Stratus was Vice President, Northern Europe. Prior to joining Stratus, he held sales positions at Burroughs Computers. Mr. Bruggink attended the University of Leiden.

Russell Harris, age 46, joined us in September 2001 as our Senior Vice President of Operations. Mr. Harris also manages our hardware engineering organization. Prior to joining our company, he served as the Vice President of Operations for NetDynamics from 1996 until its acquisition by Sun Microsystems in 1998. From 1998 to 1999, Mr. Harris served in a management transition role for Sun Microsystems. From 1991 to 1996, Mr. Harris was the Director of Operations at Silicon Graphics, Inc. From 1985 through 1991, he held various positions at Convergent Technologies and Unisys Corporation. His last position at Unisys was as Director of IT for Worldwide Operations. Mr. Harris earned B.S. and M.S. degrees in Industrial Engineering from Stanford University.

ITEM 1A. RISK FACTORS

Interested persons should carefully consider the risks described below in evaluating our company. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock would likely decline.

Our NES revenues may not be predictable.

We and our partners sell our NES system to utilities. For several reasons, sales cycles with utility companies are generally extended and unpredictable. Utilities generally have complex budgeting, purchasing, and regulatory processes that govern their capital spending. In addition, in many instances, a utility may require one or more field trials of automated meter infrastructure (AMI) projects that is based on our NES system before moving to a volume deployment. There is also generally an extended development and integration effort required in order to incorporate a new technology into a utility's existing infrastructure. A number of other factors may also need to be addressed before the utility decides to engage in a full-scale deployment of our NES system, including:

- the time it takes for utilities to evaluate multiple competing bids, negotiate terms, and award contracts for large scale metering system deployments;
- the deployment schedule for projects undertaken by our utility or systems integrator customers; and
- delays in installing, operating, and evaluating the results of an AMI field trial that is based on our NES system.

In addition, shipment of NES products to a particular jurisdiction or customer is generally dependent on either obtaining regulatory approval for the NES meter or other products from a third party for the relevant jurisdiction, or satisfying the customer's internal testing requirements, or both. This approval process is often referred to as homologation or type testing. Further, shipment of NES products into some jurisdictions requires our contract manufacturers to pass certain tests and meet various standards related to the production of our NES meters. Failure to receive any such approval on a timely basis or at all, or failure to maintain any such approval, would have a material adverse impact on our ability to ship our NES system products, and would therefore have an adverse affect on our results of operations and our financial condition.

Once a utility decides to move forward with a large-scale deployment of an AMI project that is based on our NES system, the timing of and our ability to recognize revenue on our NES system product shipments will depend on several factors. These factors, some of which may not be under our control, include shipment schedules that may be delayed or subject to modification, other contractual provisions, such as customer acceptance of all or any part of the AMI system, and our ability to manufacture and deliver quality products according to expected schedules. In addition, the complex revenue recognition rules relating to products such as our NES system may also require us to defer some or all of the revenue associated with NES product shipments until certain conditions are met in a future period. As a consequence, our ability to predict the amount of NES revenues that we may expect to recognize in any given fiscal quarter is likely to be limited. As NES revenues account for an increasing percentage of our overall revenues, we and our investors may have increasing difficulty in projecting our financial results.

Sales of our NES system may fail to meet our financial targets.

We have invested and intend to continue to invest significant resources in the development and sales of our NES system. Our long-term financial goals include expectations for a reasonable return on these investments. However, to date the revenues generated from sales of our NES system products have not yielded gross margins in line with our long term goals for this product line, while our NES related operating expenses have increased significantly.

In order to achieve our financial targets, we must meet the following objectives:

- Increase market acceptance of our NES system products in order to increase revenues;
- Increase gross margin from our NES revenues by continuing to reduce the cost of manufacturing our NES system products;
- Manage the manufacturing transition to reduced-cost NES products; and
- Manage our operating expenses to a reasonable percentage of revenues.

We cannot assure you that we will meet any or all of these objectives to the extent necessary to achieve our financial goals.

We depend on a limited number of key suppliers.

Our future success will depend significantly on our ability to timely manufacture our products cost-effectively, in sufficient volumes, and in accordance with quality standards. For most of our products requiring assembly, we rely on a limited number of contract electronic manufacturers (CEMs), principally WKK Technology ("WKK"), TYCO, Jabil, and Flextronics. These CEMs procure material and assemble, test, and inspect the final products to our specifications. This strategy involves certain risks, including reduced control over quality, costs, delivery schedules, availability of materials, components, and finished products, and manufacturing yields. In addition, CEMs can experience turnover and instability, exposing us to additional risks as well as missed commitments to our customers.

We also maintain manufacturing agreements with a limited number of semiconductor manufacturers for the production of key products, including those used in our NES system. The Neuron Chip, which is an important component that we and our customers use in control network devices, is currently manufactured and distributed by two providers, Toshiba and Cypress Semiconductor. Another semiconductor supplier, STMicroelectronics, manufactures our power line smart transceiver products, for which we have no alternative source. In addition, we currently purchase several key products and components from sole or limited source suppliers with which we do not maintain signed agreements that would obligate them to supply to us on negotiated terms.

We may elect to change any of these key suppliers. For example, we are currently in the process of ending our relationship with WKK and moving the production of products WKK builds for us to alternative CEMs. This transition will require us to purchase inventory from WKK that WKK procured in anticipation of our production requirements. In addition, we currently have capital equipment located at WKK that must be relocated to the new CEMs in order to continue manufacturing our products there. In addition, if any of our key suppliers were to stop manufacturing our products or supplying us with our key components, it could be expensive and time consuming to find a replacement. Also, as our NES business grows, we will be required to expand our business with our key suppliers or find additional sources of supply, as we have recently done with Flextronics and Jabil. There is no guarantee that we would be able to find acceptable alternative or additional sources. Additional risks that we face if we must transition between CEMs include:

- moving raw material, in-process inventory, and capital equipment between locations, some of which may be in different parts of the world;
- reestablishing acceptable manufacturing processes with a new work force; and
- exposure to excess or obsolete inventory held by contract manufacturers for use in our products.

The failure of any key manufacturer to produce a sufficient number of products on time, at agreed quality levels, and fully compliant with our product, assembly and test specifications could adversely affect our revenues and gross profit, and could result in claims against us by our customers, which could harm our results of operations and financial position.

We may incur penalties and/or be liable for damages with respect to sales of our NES system products.

In the event of late deliveries, late or improper installations or operations, failure to meet product specifications or other product failures, failure to achieve performance specifications, indemnities or other compliance issues, the agreements governing the sales of the NES system may expose us to penalties, damages and other liabilities. Even in the absence of such contractual provisions, we may agree to assume certain liabilities for the benefit of our customers. Any such liabilities would have an adverse effect on our financial condition and operating results.

Our products use components or materials that may be subject to price fluctuations, shortages, or interruptions of supply.

We may be vulnerable to price increases for products, components, or materials, such as copper and cobalt. In addition, in the past we have occasionally experienced shortages or interruptions in supply for certain of these items, including products or components that have been or will be discontinued, which caused us to delay shipments beyond targeted or announced dates. To help address these issues, we may decide to purchase quantities of these items that are in excess of our estimated requirements. As a result, we could be forced to increase our excess and obsolete inventory reserves to provide for these excess quantities, which could harm our operating results.

If we experience any shortage of products or components of acceptable quality, or any interruption in the supply of these products or components, or if we are not able to procure them from alternate sources at acceptable prices and within a reasonable period of time, our revenues, gross profits or both could decrease. In addition, under the terms of some of our contracts with our customers, we may also be subject to penalties if we fail to deliver our products on time.

The markets for our products are highly competitive.

Competition in our markets is intense and involves rapidly changing technologies, evolving industry standards, frequent new product introductions, rapid changes in customer requirements, and localized market requirements. In each of our markets, we compete with a wide array of manufacturers, vendors, strategic alliances, systems developers and other businesses.

The principal competitive factors that affect the markets for our products include the following:

- our ability to anticipate changes in customer requirements and to develop or improve our products to meet these requirements in a timely manner;
- the price and features of our products such as adaptability, scalability, functionality, ease of use, and the ability to integrate with other products;
- our product reputation, quality, performance, and conformance with established industry standards;
- our ability to meet a customer's required delivery schedules;
- our customer service and support;
- warranties, indemnities, and other contractual terms; and
- customer relationships and market awareness.

Competitors for our NES system products include the Bayard Capital group of companies, DCSI, Elster, Enel, General Electric, Iskraemeco, Itron/Actaris, Kamstrup, Sensus, and Siemens, which directly or through IT integrators such as IBM or telecommunications companies such as Telenor, offer metering systems that compete with our NES system offering.

For our LWI products, our competitors include some of the largest companies in the electronics industry, operating either alone or together with trade associations and partners. Key company competitors include companies such as Siemens in the building industry; Allen-Bradley (a subsidiary of Rockwell Automation), Groupe Schneider and Siemens in the industrial automation industry; Siemens in the transportation industry; and Zensys in the home control market. Key industry standard and trade group competitors include BACnet, DALI, and Konnex in the buildings industry; DeviceNet, HART, and Profibus in the industrial control market; DLMS in the utility industry; Echonet, Zigbee and the Z-Wave alliance in the home control market; and the Train Control Network (TCN) in the rail transportation market. Each of these standards and/or alliances is backed by one or more competitors. For example, the Zigbee alliance includes over 150 member companies with promoter members such as Eaton, Freescale, Motorola, Texas Instruments, STMicroelectronics, Ember, Siemens, Honeywell, Mitsubishi Electric, Samsung, Schneider Electric, Tendril, Huawei Technologies, and Philips.

Many of our competitors, alone or together with their trade associations and partners, have significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition, and broader product offerings. In addition, the utility metering market is experiencing a trend towards consolidation. As a result, these competitors may be able to devote greater resources to the development, marketing, and sale of their products, and may be able to respond more quickly to changes in customer requirements or product technology. If we are unable to compete effectively in any of the markets we serve, our revenues, results of operations, and financial position would be harmed.

Liabilities resulting from defects in or misuse of our products, whether or not covered by insurance, may delay our revenues and increase our liabilities and expenses.

Our products may contain undetected errors or failures when first introduced, as new versions are released, or as a result of the manufacturing or shipping process. In addition, our customers or their installation partners may improperly install or implement our products, which could delay completion of a deployment or hinder our ability to win a subsequent award. Furthermore, because of the low cost and interoperable nature of our products, LONWORKS technology could be used in a manner for which it was not intended.

If errors or failures are found in our products, we may not be able to successfully correct them in a timely manner, or at all. Such errors or failures could delay our product shipments and divert our engineering resources while we attempt to correct them. In addition, we could decide to extend the warranty period, or incur other costs outside of our normal warranty coverage, to help address any known errors or failures in our products and mitigate the impact on our customers. This could delay our revenues and increase our expenses.

To address these issues, the agreements we maintain with our customers may contain provisions intended to limit our exposure to potential errors and omissions claims as well as any liabilities arising from them. In certain very limited instances, these agreements require that we be named as an additional insured on our customers' insurance policies. However, our customer contracts and additional insured coverage may not effectively protect us against the liabilities and expenses associated with errors or failures attributable to our products.

Defects in our products may also cause us to be liable for losses in the event of property damage, harm or death to persons, claims against our directors or officers, and the like. Such liabilities could harm our reputation, expose our company to liability, and adversely affect our operating results and financial position.

To help reduce our exposure to these types of liabilities, we currently maintain property, general commercial liability, errors and omissions, directors and officers, and other lines of insurance. However, it is possible that such insurance may not be available in the future or, if available, may be insufficient in amount to cover any particular claim, or we might not carry insurance that covers a specific claim. In addition, we believe that the premiums for the types of insurance we carry will continue to fluctuate from period to period. Significant cost increases could also result in increased premiums or reduced coverage limits. Consequently, if we elect to reduce our coverage, or if we do not carry insurance for a particular type of claim, we will face increased exposure to these types of claims.

If we do not maintain adequate distribution channels, our revenues will be harmed.

We market our NES system products directly, as well as through selected VARs and integration partners. We believe that a significant portion of our NES system sales will be made through our VARs and integration partners, rather than directly by our company. To date, our VARs and integration partners have greater experience in overseeing projects for utilities. As a result, if our relationships with our VARs and integration partners are not successful, or if we are not able to create similar distribution channels for our NES system products with other companies in various geographic areas, revenues from sales of our NES system products may not meet our financial targets, which will harm our operating results and financial condition.

Currently, significant portions of our LWI revenues are derived from sales to distributors, including EBV, the primary independent distributor of our products to OEMs in Europe. Historically, sales to EBV, as well as sales to our other distributor partners, have accounted for a substantial portion of our total LWI revenues. Agreements with our distributor partners are generally renewed on an annual basis. If any of these agreements are not renewed, we would be required to locate another distributor or add our own distribution capability to meet the needs of our end-use customers. Any replacement distribution channel could prove less effective than our current arrangements. In addition, if any of our distributor partners fail to dedicate sufficient resources to market and sell our products, our revenues would suffer. Furthermore, if they significantly reduce their inventory levels for our products, service levels to our end-use customers could decrease.

We face financial and operational risks associated with international operations.

We have operations located in ten countries around the world. Revenues from international sales, which include both export sales and sales by international subsidiaries, accounted for about 86.6%, 65.5%, and 77.1% of our total net revenues for the years ended December 31, 2007, 2006, and 2005, respectively. We expect that international sales will continue to constitute a significant portion of our total net revenues.

Changes in the value of currencies in which we conduct our business relative to the U.S. dollar could cause fluctuations in our reported financial results. The three primary areas where we are exposed to foreign currency fluctuations are revenues, cost of goods sold, and operating expenses.

With respect to revenues generated in foreign currencies, our historical foreign currency exposure has been related primarily to the Japanese Yen and has not been material to our consolidated results of operations. However, in the future, we expect that some foreign utilities may require us to price our NES system in the utility's local currency, which will increase our exposure to foreign currency risk. In addition, we have agreed with EBV, our European distributor, that upon notice from EBV, we will sell our products to EBV in European Euros rather than U.S. dollars. If EBV were to exercise this right, our revenue exposure to foreign currency fluctuations would increase.

For our cost of goods sold, the majority of our products are assembled by CEMs in China, and to a lesser extent, in the European Union, although our transactions with these vendors have historically been denominated in U.S. dollars. These vendors may require us to pay in their local currency, or demand a U.S. dollar price adjustment or other payment to address a change in exchange rates, which would increase our cost to procure our products. This is particularly a risk in China, where any future revaluations of the Chinese currency against the U.S. dollar could result in significant cost increases.

We use the local currency to pay for our operating expenses in the various countries where we have operations. If the value of the U.S. dollar declines as compared to the local currency where the expenses are incurred, our expenses, when translated back into U.S. dollars, will increase.

To date, we have not hedged any of our foreign currency exposures and currently do not maintain any hedges to mitigate our foreign currency risks. Consequently, any resulting adverse foreign currency fluctuations could significantly harm our revenues, cost of goods sold, or operating expenses.

Additional risks inherent in our international business activities include the following:

- timing of and costs associated with localizing products for foreign countries and lack of acceptance of non-local products in foreign countries;
- inherent challenges in managing international operations;
- the burdens of complying with a wide variety of foreign laws and unexpected changes in regulatory requirements, tariffs, and other trade barriers;
- economic and political conditions in the countries where we do business;
- differing vacation and holiday patterns in other countries, particularly in Europe;
- labor actions generally affecting individual countries, regions, or any of our customers, which could result in reduced demand for, or could delay delivery or acceptance of, our products;
- international terrorism and anti-American sentiment; and
- potentially adverse tax consequences, including restrictions on repatriation of earnings.

Any of these factors could have a material adverse effect on our revenues, results of operations, and our financial condition.

The sales cycle for our LWI products is lengthy and unpredictable.

The sales cycle between initial LWI customer contact and execution of a contract or license agreement with a customer or purchase of our products, can vary widely. Initially, we must educate our customers about the potential applications of and cost savings associated with our products. If we are successful in this effort, OEMs typically conduct extensive and lengthy product evaluations before making a decision to design our products into their offerings. Once the OEM decides to incorporate our products, volume purchases of our products are generally delayed until the OEM's product development, system integration, and product introduction periods have been completed. In addition, changes in our customer's budgets, or the priority they assign to control network development, could also affect the sales cycle.

We generally have little or no control over these factors, any of which could prevent or substantially delay our ability to complete a transaction and could adversely affect the timing of our revenues and results of operations.

If we sell our NES system products directly to a utility, we will face additional risks.

If we sell our NES system products to a utility directly, we may be required to assume responsibility for installing the NES system in the utility's territory, integrating the NES system into the utility's operating and billing system, overseeing management of the combined system, and undertaking other activities. To date, we do not have any significant experience with providing these types of services. As a result, if we sold directly to a utility, it may be necessary for us to contract with third parties to satisfy these obligations. We cannot assure you that we would find appropriate third parties to provide these services on reasonable terms, or at all. Assuming responsibility for these or other services would add to the costs and risks associated with NES system installations, and could also negatively affect the timing of our revenues and cash flows related to these transactions.

Fluctuations in our operating results may cause our stock price to decline.

Our quarterly and annual results have varied significantly from period to period, and we have sometimes failed to meet securities analysts' expectations. Moreover, we have a history of losses and cannot assure you that we will achieve sustained profitability in the future. Our future operating results will depend on many factors, many of which are outside of our control, including the following:

- the mix of products and services that we sell may change to a less profitable mix;
- shipment, payment schedules, and product acceptance may be delayed;
- the complex revenue recognition rules relating to products such as our NES system could require us to defer some or all of the revenue associated with NES product shipments until certain conditions, such as delivery and acceptance criteria, are met in a future period;
- our contract electronic manufacturers may not be able to provide quality products on a timely basis, especially during periods where capacity in the CEM market is limited;
- our products may not be manufactured in accordance with specifications or our established quality standards, or may not perform as designed;
- our products may not be accepted by utilities, OEMs, systems integrators, service providers and end-users at the levels we project;
- downturns in any customer's or potential customer's business, or declines in general economic conditions, could cause significant reductions in capital spending, thereby reducing the levels of orders from our customers;
- recording of expense relating to equity compensation as required under SFAS No. 123R will decrease our earnings;
- we may incur costs associated with any future business acquisitions; and
- results of impairment tests for goodwill and other intangible assets in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, and SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* with respect to goodwill and other identified intangible assets that we acquired in the past or that we may acquire in the future may negatively affect our earnings and financial condition.

Any of the above factors could, individually or in the aggregate, have a material adverse effect on our results of operations and our financial condition, which could cause our stock price to decline.

We may be unable to promote and expand acceptance of our open, interoperable control systems over competing protocols, standards, or technologies.

LONWORKS technology is open, meaning that many of our technology patents are broadly licensed without royalties or license fees. As a result, our customers are able to develop hardware and software solutions that compete with some of our products. Because some of our customers are OEMs that develop and market their own control systems, these customers in particular could develop competing products based on our open technology. For instance, we have published all of the network management commands required to develop software that competes with our LNS software.

In addition, many of our competitors are dedicated to promoting closed or proprietary systems, technologies, software and network protocols or product standards that differ from or are incompatible with ours. We also face strong competition from large trade associations that promote alternative technologies and standards for particular vertical applications or for use in specific countries. These include BACnet, DALI, and KNX in the buildings market; DeviceNet, HART, and ProfiBus in the industrial controls market; TCN in the rail transportation market, DLMS in the metering market, and Echonet, Zigbee, and Z-Wave in the home control market.

Our technologies, protocols, or standards may not be successful or we may not be able to compete with new or enhanced products or standards introduced by our competitors, which would have a material adverse affect on our revenues, results of operations, and financial condition.

Our business may suffer if it is alleged or found that our products infringe the intellectual property rights of others.

We may be contractually obligated to indemnify our customers or other third parties that use our products in the event our products are alleged to infringe a third party's intellectual property rights. From time to time, we may also receive notice that a third party believes that our products may be infringing patents or other intellectual property rights of that third party. Responding to those claims, regardless of their merit, can be time consuming, result in costly litigation, divert management's attention and resources, and cause us to incur significant expenses.

As the result of such a claim, we may elect or be required to redesign our products, some of our product offerings could be delayed, or we could be required to cease distributing some of our products. In the alternative, we could seek a license to the third party's intellectual property. Even if our products do not infringe, we may elect to take a license or settle to avoid incurring litigation costs. However, it is possible that we would not be able to obtain such a license or settle on reasonable terms, or at all.

Lastly, our customers may not purchase our products if they are concerned our products may infringe third party intellectual property rights. This could reduce the market opportunity for the sale of our products and services.

Any of the foregoing risks could have a material adverse affect on our revenues, results of operations, and financial condition.

We have limited ability to protect our intellectual property rights.

Our success depends significantly upon our intellectual property rights. We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish, maintain and protect these intellectual property rights, all of which afford only limited protection. If any of our patents fail to protect our technology, or if we do not obtain patents in certain countries, our competitors may find it easier to offer equivalent or superior technology.

We have also registered or applied for registration for certain trademarks, and will continue to evaluate the registration of additional trademarks as appropriate. If we fail to properly register or maintain our trademarks or to otherwise take all necessary steps to protect our trademarks, the value associated with the trademarks may diminish. In addition, if we fail to protect our trade secrets or other intellectual property rights, we may not be able to compete as effectively in our markets.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or services or use information that we regard as proprietary, or it may not be economically feasible to enforce them. Any of our patents, trademarks, copyrights or intellectual property rights could be challenged, invalidated or circumvented. In addition, we cannot assure you that we have taken or will take all necessary steps to protect our intellectual property rights. Third parties may also independently develop similar technology without breach of our trade secrets or other proprietary rights. In addition, the laws of some foreign countries, including several in which we operate or sell our products, do not protect proprietary rights to as great an extent as do the laws of the United States and it may take longer to receive a remedy from a court outside of the United States. Also, some of our products are licensed under shrink-wrap license agreements that are not signed by licensees and therefore may not be binding under the laws of certain jurisdictions.

From time to time, litigation may be necessary to defend and enforce our proprietary rights. As a result, we could incur substantial costs and divert management resources, which could harm our business, regardless of the final outcome. Despite our efforts to safeguard and maintain our proprietary rights both in the United States and abroad, we may be unsuccessful in doing so. Also, the steps that we take to safeguard and maintain our proprietary rights may be inadequate to deter third parties from infringing, misusing, misappropriating, or independently developing our technology or intellectual property rights, or to prevent an unauthorized third party from misappropriating our products or technology.

Our executive officers and technical personnel are critical to our business.

Our company's success depends substantially on the performance of our executive officers and key employees. Due to the specialized technical nature of our business, we are particularly dependent on our Chief Executive Officer, our President and Chief Operating Officer, and our technical personnel. Our future success will depend on our ability to attract, integrate, motivate and retain qualified technical, sales, operations, and managerial personnel, as well as our ability to successfully implement a plan for management succession.

Competition for qualified personnel in our business areas is intense, and we may not be able to continue to attract and retain qualified executive officers and key personnel. Our product development and marketing functions are largely based in Silicon Valley, which is a highly competitive marketplace. It may be particularly difficult to recruit, relocate and retain qualified personnel in this geographic area. Moreover, the cost of living, including the cost of housing, in Silicon Valley is known to be high. Because we are legally prohibited from making loans to executive officers, we will not be able to assist potential key personnel as they acquire housing or incur other costs that might be associated with joining our company. In addition, if we lose the services of any of our key personnel and are not able to find suitable replacements in a timely manner, our business could be disrupted, other key personnel may decide to leave, and we may incur increased operating expenses in finding and compensating their replacements.

The trading price of our stock has been volatile, and may fluctuate due to factors beyond our control.

The trading price of our common stock is subject to significant fluctuations in response to numerous factors, including the following:

- significant stockholders may sell some or all of their holdings of our stock;
- investors may be concerned about our ability to develop additional customers for our products and services; and
- volatility in our stock price may be unrelated or disproportionate to our operating performance.

Any of these factors could have a negative impact on the market price of our stock.

Voluntary standards and governmental regulatory actions in our markets could limit our ability to sell our products.

Standards bodies, which are formal and informal associations that attempt to set voluntary, non-governmental product standards, are influential in many of our target markets. We participate in many voluntary standards organizations around the world in order to both help prevent the adoption of exclusionary standards and to promote voluntary standards for our products. However, we do not have the resources to participate in all voluntary standards processes that may affect our markets.

In addition, many of our products and the industries in which they are used are subject to U.S. and foreign regulation. For example, the power line medium, which is the communications medium used by some of our products, is subject to special regulations in North America, Europe and Japan. In general, these regulations limit the ability of companies to use power lines as a communication medium. In addition, some of our competitors have attempted to use regulatory actions to reduce the market opportunity for our products or to increase the market opportunity for their own products.

The adoption of voluntary standards or the passage of governmental regulations that are incompatible with our products or technology could limit the market opportunity for our products, which could harm our revenues, results of operations, and financial condition.

Our existing stockholders control a significant percentage of our stock, which will limit other stockholders' ability to influence corporate matters.

As of February 29, 2008, our directors and executive officers, together with certain entities affiliated with them (including, for this purpose, Enel, which has the right to nominate a director to our board of directors), beneficially owned 33.0% of our outstanding stock.

When we sold 3.0 million newly issued shares of our common stock to Enel on September 11, 2000, we granted Enel the right to nominate a director to our board of directors, although a nominee of Enel does not currently sit on our board. In connection with the stock sale, our directors and our Chief Financial Officer agreed to enter into a voting agreement with Enel in which each of them agreed to vote in favor of Enel's nominee to our board of directors. In addition, Enel agreed to vote for our board's recommendations for the election of directors, approval of accountants, approval of Echelon's equity compensation plans, and certain other matters. As a result, our directors and executive officers, together with certain entities affiliated with them, may be able to control substantially all matters requiring approval by our stockholders, including the election of all directors and approval of certain other corporate matters.

Natural disasters, power outages, and other factors outside of our control such as widespread pandemics could disrupt our business.

We must protect our business and our network infrastructure against damage from earthquake, flood, hurricane and similar events, as well as from power outages. A natural disaster, power outage, or other unanticipated problem could also adversely affect our business by, among other things, harming our primary data center or other internal operations, limiting our ability to communicate with our customers, and limiting our ability to sell our products. We do not insure against several natural disasters, including earthquakes.

Any outbreak of a widespread communicable disease pandemic could similarly impact our operations. Such impact could include, among other things, the inability for our sales and operations personnel located in affected regions to travel and conduct business freely, the impact any such disease may have on one or more of the distributors for our products in those regions, and increased supply chain costs. Additionally, any future health-related disruptions at our third-party contract manufacturers or other key suppliers could affect our ability to supply our customers with products in a timely manner, which would harm our results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

At our corporate headquarters in San Jose, California, we lease two buildings, each of which contains approximately 75,000 square feet of useable space. We moved to this location in October 2001. The lease for the first building, which began in October 2001, requires minimum rental payments for ten years totaling approximately $20.6 million. The lease for the second building, which began in May 2003, also requires minimum rental payments for ten years totaling approximately $23.4 million.

We also lease office space for some of our sales and marketing employees in China, France, Germany, Hong Kong, India, Italy, Japan, the Netherlands, South Korea, and the United Kingdom and for some of our research and development employees in Fargo, North Dakota, and Germany. The leases for these offices expire at various dates through 2018. As of December 31, 2007, the future minimum rental payments for all of our leased office space, including those for our corporate headquarters facilities, totaled approximately $24.4 million. For the year ended December 31, 2007, the aggregate rental expense for all leased office space was approximately $5.4 million.

We believe that the facilities under lease by us will be adequate for at least the next 12 months. For additional information regarding our obligations under property leases, please see Note 6 of Notes to Consolidated Financial Statements included in Part IV, Item 15 of this Report.

ITEM 3. LEGAL PROCEEDINGS

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of our fiscal year ended December 31, 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the Nasdaq Global Market under the symbol "ELON." We began trading on NASDAQ on July 28, 1998, the date of our initial public offering. The following table sets forth, for the quarter indicated, the high and low sales price per share of our common stock as reported on the Nasdaq Global Market.

	Price Range	
Year Ended December 31, 2007	**High**	**Low**
Fourth quarter	$ 30.66	$ 14.70
Third quarter	32.49	14.93
Second quarter	18.75	10.50
First quarter	10.68	7.19
Year Ended December 31, 2006	**High**	**Low**
Fourth quarter	$ 9.04	$ 7.70
Third quarter	8.99	6.92
Second quarter	9.49	7.32
First quarter	9.50	7.58

As of February 29, 2008, there were approximately 438 stockholders of record. Because brokers and other institutions hold many shares on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never paid dividends on our capital stock and do not currently expect to pay any dividends in the foreseeable future. We intend to retain future earnings, if any, for use in our business.

Equity Compensation Plan Summary Information

For information on our equity compensation plans, please refer to Note 2 to our accompanying consolidated financial statements.

Recent Sales of Unregistered Securities

There were no sales of unregistered securities during the fourth quarter of our fiscal year ended December 31, 2007.

Stock Price Performance Graph

The graph below compares the cumulative total stockholder return on our common stock (assuming reinvestment of dividends) with the cumulative total return on the S&P 500 Index and the S&P 500 Information Technology Index (which is comprised of those companies in the information technology sector of the S&P 500 Index). The graph assumes that $100 was invested in our common stock on December 31, 2002 and in the S&P 500 Index and the S&P 500 Information Technology Index. Historic stock price performance is not necessarily indicative of future stock performance.


TOTAL SHAREHOLDER RETURNS
Dollars
250
200
150
100
50
0
Dec02
Dec03
Dec04
Dec05
Dec06
Dec07
Years Ending
Echelon Corporation
S&P 500 Index
S&P 500 Information Technology Index

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data has been derived from the audited consolidated financial statements. The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes in Item 8 of this Form 10-K in order to fully understand factors that may affect the comparability of the information presented below.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net revenues:					
Product	$ 135,405	$ 56,515	$ 73,563	$ 108,947	$ 117,153
Service	2,172	761	865	974	1,000
Total revenues	137,577	57,276	74,428	109,921	118,153
Cost of revenues:					
Cost of product	84,934	22,032	30,955	46,110	49,407
Cost of service	2,389	1,917	2,124	2,003	2,650
Total cost of revenues	87,323	23,949	33,079	48,113	52,057
Gross profit	50,254	33,327	41,349	61,808	66,096
Operating expenses:					
Product development	32,511	28,357	25,098	25,262	35,113
Sales and marketing	21,030	20,372	21,023	19,440	18,597
General and administrative	16,490	14,505	20,018	13,388	12,108
Total operating expenses	70,031	63,234	66,139	58,090	65,818
Operating income (loss)	(19,777)	(29,907)	(24,790)	3,718	278
Interest and other income, net	5,717	5,817	5,225	2,140	2,219
Income (loss) before provision for income taxes	(14,060)	(24,090)	(19,565)	5,858	2,497
Provision for income taxes	452	350	154	586	600
Net income (loss)	$ (14,512)	$ (24,440)	$ (19,719)	$ 5,272	$ 1,897
Income (loss) per share (1):					
Basic	$ (0.36)	$ (0.62)	$ (0.49)	$ 0.13	$ 0.05
Diluted	$ (0.36)	$ (0.62)	$ (0.49)	$ 0.13	$ 0.05
Shares used in per share calculation (1):					
Basic	39,891	39,487	40,377	40,918	40,070
Diluted	39,891	39,487	40,377	41,007	40,792
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 107,190	$ 124,157	$ 154,480	$ 160,364	$ 144,923
Working capital	129,882	132,420	157,474	173,391	160,745
Total assets	192,450	196,276	195,938	223,916	214,128
Total stockholders' equity	156,110	156,575	181,308	211,062	200,924

(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of shares used in computing basic net income (loss) per share, and diluted net income (loss) per share.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report. The following discussion contains predictions, estimates, and other forward-looking statements that involve a number of risks and uncertainties about our business. These statements may be identified by the use of words such as "we believe," "expect," "anticipate," "intend," "plan," "goal," "continues," "may" and similar expressions. In addition, forward-looking statements include statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances. Such statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in the "Business" and "Risk Factors" sections. Our actual results may differ materially.

Overview

Echelon Corporation was incorporated in California in February 1988 and reincorporated in Delaware in January 1989. We are based in San Jose, California, and maintain offices in ten foreign countries throughout Europe and Asia. We develop, market, and sell system and network infrastructure products that enable everyday devices — such as air conditioners, appliances, electricity meters, light switches, thermostats, and valves — to be made smart and inter-connected. Working together, products and systems equipped with our technology can monitor and save energy, lower costs, improve productivity and enhance service, quality, safety and convenience. We offer these hardware and software products and related services to OEMs and systems integrators in the building, industrial, transportation, utility/home, and other automation markets.

We have been investing in products for use by electricity utilities for use in management of electricity distribution. We began to receive modest amounts of revenue resulting from these investments in 2004, which grew to approximately $883,000 in 2005, decreased slightly to $791,000 in 2006, and grew substantially to $70.6 million in 2007. We refer to this revenue as networked energy services, or NES, revenue. We sell certain of our products to Enel and certain suppliers of Enel for use in Enel's Contatore Elettronico electricity meter management project in Italy. We refer to Echelon's revenue derived from sales to Enel and Enel's designated manufacturers as Enel Project revenue. We refer to all other revenue as LONWORKS Infrastructure, or LWI, revenue. We also provide a variety of technical training courses related to our products and the underlying technology. Some of our customers also rely on us to provide customer support on a per-incident or term contract basis.

During the first and second quarters of 2006, we revised our revenue recognition methodology for sales made to the distributors of our LWI products. Under the revised methodology, we now defer revenue, as well as cost of goods sold, on items shipped to these distributors that remain in their inventories at quarter-end. The revision significantly reduced our first and second quarter 2006 revenues, but did not have an impact on cash flows from operations or require any changes to our historical financial statements. A more thorough explanation of this revision can be found later in this report in the "LONWORKS Infrastructure revenues" and "EBV revenues" sections of our discussion on Results of Operations.

We have a history of losses and, although we achieved profitability in past fiscal periods, including the fourth quarter of 2007, we incurred a loss for the years ended December 31, 2007, 2006, and 2005. We also expect to incur an operating loss in 2008. This expectation is due primarily to the fact that, effective January 1, 2006, we began recording compensation expense associated with stock options and other forms of equity compensation as required under SFAS No. 123 (revised 2004) ("SFAS 123R"), *Share-Based Payment*. For the years ended December 31, 2006 and 2007, we recorded approximately $4.9 million and $6.6 million, respectively, of equity compensation expense. We expect equity compensation expense in 2008 will be significantly higher than that charged in 2007.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Note 1 – Significant Accounting Policies of Notes to Consolidated Financial Statements in this Form 10-K describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to our stock-based compensation, allowance for doubtful accounts, inventories, and commitments and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies and estimates relate to those policies that are most important to the presentation of our consolidated financial statements and require the most difficult, subjective and complex judgments.

Revenue Recognition. Our revenues are derived from the sale and license of our products and to a lesser extent, from fees associated with training, technical support, and custom software design services offered to our customers. Product revenues consist of revenues from hardware sales and software licensing arrangements. Service revenues consist of product technical support (including software post-contract support services), training, and custom software development services.

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, collectibility is probable, and there are no post-delivery obligations. For hardware sales, including sales to third party manufacturers, these criteria are generally met at the time of shipment. For sales made to our distributor partners, these criteria are generally met at the time the distributor sells the products through to its end-use customer. For software licenses, these criteria are generally met upon shipment to the final end-user.

In most instances involving large-scale deployments, our Networked Energy Services ("NES") System products are sold as part of multiple element arrangements as that term is defined under AICPA Statement of Position 97-2 ("SOP 97-2"), *Software Revenue Recognition*, as amended. These arrangements may include electricity meters and data concentrators (collectively, the "Hardware"); NES System software, for which a royalty is charged on a per-meter basis; post-contract customer support ("PCS") for the NES System software; and extended warranties for the Hardware. These arrangements may require us to deliver Hardware over an extended period of time. In accordance with SOP 97-2, when the multiple element arrangement includes NES System software, we defer the recognition of all revenue until all software required under the arrangement has been delivered to the customer. Once the software has been delivered, we recognize revenues for the Hardware and NES System software royalties upon customer acceptance of the Hardware based on a constant ratio of meters to data concentrators, which is determined on a contract-by-contract basis. To the extent actual deliveries of either meters or data concentrators is disproportionate to the expected overall ratio for any given arrangement, revenue for the excess meters or data concentrators is deferred until such time as additional deliveries of meters or data concentrators has occurred. We have established vendor specific objective evidence for the PCS on the NES System software, as well as for the warranties on our NES Hardware products, based on stated renewal rates. These revenues are recognized ratably over the associated service period, which generally commences upon the latter of the delivery of all software, or the customer's acceptance of any given Hardware shipment.

We account for the rights of return, price protection, rebates, and other sales incentives offered to distributors of our products in accordance with Statement of Financial Accounting Standards ("SFAS") No. 48, *Revenue Recognition When Right of Return Exists,* and EITF 01-09, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products).*

Stock-Based Compensation. Effective January 1, 2006, we adopted the provisions of and account for stock-based compensation in accordance with SFAS 123R. We elected the modified-prospective method, under which prior periods are not revised for comparative purposes. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the estimated fair value of the award and is recognized as expense ratably over the requisite service period, which is the vesting period.

We currently use the Black-Scholes-Merton ("BSM") option-pricing model to estimate the fair value of stock options. The estimation of fair value of share-based payment awards on the date of grant using the BSM option-pricing model is affected by the fair market value of our stock on the date of grant, as well as a number of highly complex and subjective variables. These variables include the expected term of the option, the expected volatility of our stock price over the expected term of the option, risk-free interest rates, and expected dividends.

We estimate the expected term of options granted using the simplified method as illustrated in SEC Staff Accounting Bulletin No. 107 ("SAB 107"). Under the simplified method, the expected term is calculated by taking the average of the vesting term and the contractual term of the option. The expected volatility is based primarily on the historical volatility of our common stock over the most recent period commensurate with the expected term of the option, and to a lesser extent is based on implied volatility calculated from the market traded options on our common stock. We base the risk-free interest rate that we use in the BSM option-pricing model on U.S. Treasury issues in effect at the time of option grant that have remaining terms similar to the expected term of the option. We have never paid cash dividends on our common stock, and do not anticipate paying cash dividends in the foreseeable future. Therefore, we use an expected dividend yield of zero in the BSM option-pricing model.

SFAS 123R also requires us to record compensation expense for stock-based compensation net of estimated forfeitures, and to revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate prevesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All share-based payment awards are amortized using the multiple option method over their requisite service period, which is generally the vesting period.

There are significant differences among valuation models, and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and may materially affect the estimated fair value of stock-based payments. It may also result in a lack of comparability with other companies that use different models, methods, and assumptions. The BSM option-pricing model was developed for use in estimating the fair value of traded options that have no vesting or hedging restrictions and that are fully transferable, characteristics that are not present in our option grants.

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods, or if we decide to use a different option-pricing model, stock-based compensation expense in those future periods may differ significantly from what we have recorded in the current period and could materially affect our operating results.

Allowance for Doubtful Accounts. We typically sell our products and services to customers with net 30-day payment terms. In certain instances, payment terms may extend to as much as approximately net 90 days. For a customer whose credit worthiness does not meet our minimum criteria, we may require partial or full payment prior to shipment. Alternatively, customers may be required to provide us with an irrevocable letter of credit prior to shipment.

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. These determinations are made based on several sources of information, including, but not limited to, a specific customer's payment history, recent discussions we have had with the customer, updated financial information for the customer, and publicly available news related to that customer. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due, the current business environment, the credit worthiness of our overall customer base, changes in our customers' payment patterns, and our historical experience. If the financial condition of our customers were to deteriorate, or if general economic conditions worsened, additional allowances may be required in the future, which could materially impact our results of operations and financial condition. Our allowance for doubtful accounts was $330,000 as of December 31, 2007, and $250,000 as of December 31, 2006.

Inventory Valuation. At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence. This evaluation includes analyses of sales levels by product and projections of future demand. Inventories on hand in excess of one year's forecasted demand are not valued. In addition, we write off inventories that we consider obsolete. We consider a product to be obsolete when one of several factors exists. These factors include, but are not limited to, our decision to discontinue selling an existing product, the product has been re-designed and we are unable to rework our existing inventory to update it to the new version, or our competitors introduce new products that make our products obsolete. We adjust remaining inventory balances to approximate the lower of our cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

Warranty Reserves. We evaluate our reserve for warranty costs based on a combination of factors. In circumstances where we are aware of a specific warranty related problem, for example a product recall, we reserve an estimate of the total out-of-pocket costs we expect to incur to resolve the problem, including, but not limited to, costs to replace or repair the defective items and shipping costs. When evaluating the need for any additional reserve for warranty costs, management takes into consideration the term of the warranty coverage, the quantity of product in the field that is currently under warranty, historical warranty-related return rates, historical costs of repair, and knowledge of new products introduced. If any of these factors were to change materially in the future, we may be required to increase our warranty reserve, which could have a material negative impact on our results of operations and our financial condition. Our reserve for warranty costs was $301,000 as of December 31, 2007, and $224,000 as of December 31, 2006.

Results of Operations

The following table reflects the percentage of total revenues represented by each item in our Consolidated Statements of Operations for the years ended December 31, 2007, 2006, and 2005:

	Year Ended December 31,		
	2007	**2006**	**2005**
Revenues:			
Product	98.4%	98.7%	98.8%
Service	1.6	1.3	1.2
Total revenues	100.0	100.0	100.0
Cost of revenues:			
Cost of product	61.7	38.5	41.6
Cost of service	1.8	3.3	2.8
Total cost of revenues	63.5	41.8	44.4
Gross profit	36.5	58.2	55.6
Operating expenses:			
Product development	23.6	49.5	33.7
Sales and marketing	15.3	35.6	28.3
General and administrative	12.0	25.3	26.9
Total operating expenses	50.9	110.4	88.9
Loss from operations	(14.4)	(52.2)	(33.3)
Interest and other income, net	4.2	10.1	7.0
Loss before provision for income taxes	(10.2)	(42.1)	(26.3)
Provision for income taxes	0.3	0.6	0.2
Net loss	(10.5)%	(42.7)%	(26.5)%

Revenues

Total revenues

	Year Ended December 31,			2007 over 2006	2006 over 2005	2007 over 2006	2006 over 2005
(Dollars in thousands)	2007	2006	2005	$ Change	$ Change	% Change	% Change
Total revenues	$137,577	$57,276	$74,428	$80,301	($17,152)	140.2%	(23.0%)

The $80.3 million increase in total revenues in 2007 as compared to 2006 was primarily attributable to a $69.8 million increase in NES revenues, a $7.1 million increase in Enel Project revenues, and a $3.5 million increase in LONWORKS Infrastructure revenues. The $17.2 million decrease in total revenues in 2006 as compared to 2005 was primarily the result of an expected $19.8 million reduction in Enel Project revenues partially offset by a $2.8 million increase in LONWORKS Infrastructure revenues.

NES revenues

	Year Ended December 31,			2007 over 2006	2006 over 2005	2007 over 2006	2006 over 2005
(Dollars in thousands)	2007	2006	2005	$ Change	$ Change	% Change	% Change
NES Revenues	$70,558	$791	$883	$69,767	($92)	8,820.1%	(10.4%)

During 2007, NES revenues were generated primarily from large scale deployments of our NES system products, whereas in 2006, NES revenues were generated primarily from the completion of system trials and, to a lesser extent, from limited shipments of NES products. During 2005, NES revenues were primarily generated from the completion of system trials.

2007 NES revenues of $70.6 million included $14.4 million of shipments of hardware products that were accepted by our customers and, in some cases paid for, in 2006. However, we could not record this revenue in 2006 since we had not yet met all of the required criteria for revenue recognition.

We expect that, during 2008, shipments of our NES products will continue to increase over 2007 levels. Our ability to recognize revenue on these shipments depends on several factors, including, but not limited to, delivery to the customer of all of the software called for in any given agreement, the impact any modifications to existing shipment schedules included in the contracts that have been awarded to us thus far has on delivery dates, and certain contractual provisions, such as customer acceptance. In addition, the complex revenue recognition rules relating to products such as our NES system will likely require us to defer some or all of the revenue associated with NES product shipments until certain conditions are met in a future period. (See Note 1 of the Notes to Consolidated Financial Statements for a more detailed explanation of our revenue recognition methodology used to report sales of our NES system.) In some instances, the reasons for these deferrals may not be fully under our control, which could result in the actual timing of revenue being significantly different than we currently anticipate.

We also expect that some foreign utilities will require us to price our NES system in the respective utility's local currency, which will expose us to foreign currency risk. During 2007, the portion of our NES revenue transactions conducted in currencies other than the U.S. dollar, principally the European Euro and the Australian dollar, was about $3.9 million, or 5.6%. NES revenue transactions conducted in foreign currencies during 2006 and 2005 were immaterial. In most cases, in the event of a significant contract award, we intend to hedge this foreign currency risk so long as we can secure forward currency contracts that are reasonably priced and that are consistent with the scheduled deliveries for that project. In addition, we will face foreign currency exposures from the time we submit our foreign currency denominated bid until the award of a contract by the utility (the "bid to award" term). This bid to award term can often exceed several months. If a utility awards us a contract that gives the utility the right to exercise options for additional supply in the future, we would also be exposed to foreign currency risk until such time as these options, if any, were exercised. We may decide that it is too expensive to hedge the foreign currency risks during the bid to award term or for any unexercised options. Any resulting adverse foreign currency fluctuations could significantly harm our revenues, results of operations, and financial condition.

LonWorks Infrastructure revenues

	Year Ended December 31,			2007 over 2006	2006 over 2005	2007 over 2006	2006 over 2005
(Dollars in thousands)	2007	2006	2005	$ Change	$ Change	% Change	% Change
LonWorks Infrastructure Revenues	$52,840	$49,382	$46,612	$3,458	$2,770	7.0%	5.9%

Our LONWORKS Infrastructure revenues are primarily comprised of sales of our hardware products, and to a lesser extent, revenues we generate from sales of our software products and from our customer support and training offerings. The $3.5 million increase in LONWORKS Infrastructure revenues in 2007 as compared to 2006 was primarily attributable to the one-time effect of revisions we made in 2006 to our revenue recognition methodology for sales made to our distributor partners. During the first quarter of 2006, we modified our revenue recognition method for sales made to our European distributor, EBV (see EBV revenue discussion below). Under the revised method, revenue on sales made to EBV is deferred until EBV sells the products through to its end use customers. During the second quarter of 2006, we completed a similar revision to our revenue recognition methodology for sales made to our Asian distributor partners. This revision was necessary as, during the quarter, we modified our agreements with our Asian distributor partners. These contractual modifications, which allow the distributors to return certain of their excess inventory, were made to address changing business conditions in our Asian markets and to expand our customer base there. The revenue recognition methodology revisions for EBV and our Asian distributors resulted in one-time reductions in revenue of approximately $2.9 million and $1.0 million during the first and second quarters of 2006, respectively.

Excluding the impact of these revenue recognition revisions, LONWORKS Infrastructure revenues decreased by approximately $442,000, or 0.9%, during 2007 as compared to 2006. We believe this decrease was due in part to a general slowdown in economic activity in some of the markets we serve, particularly in North America.

The $2.8 million increase in LONWORKS Infrastructure revenues for the year ended December 31, 2006 as compared to the same period in 2005 was evident in all of the geographic markets that we serve, particularly in EMEA and the Americas, and to a lesser extent, in Asia. As discussed above, during 2006 we revised our revenue recognition methodology for sales made to our distributor partners in Europe and Asia, which had the one-time effect of reducing our 2006 LWI revenue by approximately $3.9 million. Excluding the impact of these revenue recognition revisions, LONWORKS Infrastructure revenues for 2006 would have increased by approximately $6.7 million, or 14.3%, compared to 2005. Partially offsetting this increase was the unfavorable impact of exchange rates on sales made in foreign currencies, which resulted in a $145,000 decrease between the two years. We believe the overall $2.8 million increase is due, at least in part, to our customer's utilization of our products in new applications, such as energy management and street lighting controls.

As long as current worldwide economic conditions do not deteriorate, we currently believe our LONWORKS Infrastructure revenues will grow modestly in 2008 as compared to 2007. However, within any given region, revenue growth may fluctuate up or down. In addition, the expected improvement in 2008 LONWORKS Infrastructure revenues will also be subject to further fluctuations in the exchange rates between the United States dollar and the foreign currencies in which we sell our LONWORKS Infrastructure products and services. In general, if the dollar were to strengthen against these currencies, our revenues from those foreign currency sales, when translated into United States dollars, would decrease. Conversely, if the dollar were to weaken against these currencies, our revenues from those foreign currency sales, when translated into United States dollars, would increase. The extent of this exchange rate fluctuation increase or decrease will depend on the amount of sales conducted in these currencies and the magnitude of the exchange rate fluctuation from year to year. The portion of our LONWORKS Infrastructure revenues conducted in currencies other than the United States dollar, principally the Japanese Yen, was about 6.8% in 2007, 6.3% in 2006, and 4.6% in 2005. We do not currently expect that, during 2008, the amount of our LONWORKS Infrastructure revenues conducted in these foreign currencies will fluctuate significantly from prior year levels. Given the historical and expected future level of sales made in foreign currencies, we do not currently plan to hedge against these currency rate fluctuations. However, if the portion of our revenues conducted in foreign currencies were to grow significantly, we would re-evaluate these exposures and, if necessary, enter into hedging arrangements to help minimize these risks.

Enel Project revenues

	Year Ended December 31,			2007 over 2006	2006 over 2005	2007 over 2006	2006 over 2005
(Dollars in thousands)	2007	2006	2005	$ Change	$ Change	% Change	% Change
Enel Project Revenues	$14,180	$7,103	$26,933	$7,077	($19,830)	99.6%	(73.6%)

In October 2006, we entered into two new agreements with Enel, a development and supply agreement and a software enhancement agreement. Under the development and supply agreement, Enel is purchasing additional metering kit and data concentrator products from us. Under the software enhancement agreement, we are providing software enhancements to Enel for use in its Contatore Elettronico system. There were no revenues from either of these new agreements during 2006. The $14.2 million of Enel project revenue recognized during 2007 related primarily to shipments under the new development and supply agreement, and to a lesser extent, from revenues attributable to the software enhancement agreement. Both the development and supply agreement and the software enhancement agreement expire on December 31, 2009, although delivery of products and services can extend beyond that date and the agreements may be extended under certain circumstances.

The $19.8 million decrease in Enel Project revenues in 2006 as compared to 2005 was primarily attributable to the expected 2005 completion of our sales of components and products for the deployment phase of Enel's Contatore Elettronico project. Early in 2006, Enel asked us to provide them with spare parts for use in their system in Italy. We agreed to this request, and the $7.1 million of Enel project revenue represents our shipments against this request.

We sell our products to Enel and its designated manufacturers in United States dollars. Therefore, the associated revenues are not subject to foreign currency risks.

We currently expect that 2008 Enel Project revenues will decrease from the $14.2 million reported in 2007, due primarily to a reduction in the number metering kits we expect to ship to Enel and its designated meter manufacturers during 2008.

EBV revenues

	Year Ended December 31,			2007 over 2006	2006 over 2005	2007 over 2006	2006 over 2005
(Dollars in thousands)	2007	2006	2005	$ Change	$ Change	% Change	% Change
EBV Revenues	$17,564	$15,511	$15,610	$2,053	($99)	13.2%	(0.6%)

Sales to EBV, our largest distributor and the sole independent distributor of our LONWORKS Infrastructure products in Europe, accounted for 12.8% of our total revenues in 2007, 27.1% in 2006, and 21.0% in 2005. The primary factor contributing to the $2.1 million increase in EBV revenues during 2007 as compared to 2006 was the fact that, during the first quarter of 2006, we revised our revenue recognition methodology for sales made to EBV. Under the revised methodology, revenues, as well as cost of goods sold, are deferred on items shipped to EBV that remain in EBV's inventories at quarter-end. Revenue is then recognized on these products, along with the corresponding gross margin, when EBV sells them to its customers in future periods. This revision resulted in a one-time revenue decrease of approximately $2.9 million for the quarter ended March 31, 2006. The revision did not have an impact on cash flows from operations or require any changes to historical financial statements.

Excluding the impact of the accounting method revision, EBV's shipments to its customers decreased by approximately $847,000 during 2007 as compared to 2006. We believe this decrease is the result of the Restriction of Hazardous Substances, or RoHS, regulations, which became effective in the European Union July 1, 2006. Under these new rules, manufacturers such as Echelon were required to eliminate certain hazardous substances (e.g., lead, cadmium, mercury, etc.) from the products they sell into the region. We believe that many of EBV's customers increased their purchases of our non-RoHS compliant products during the first half of 2006, prior to effective date of the new regulations. This resulted in a high level of EBV revenue during the first half of 2006.

The primary factor contributing to the $99,000 decrease in EBV revenues between 2006 and 2005 was again the $2.9 million reduction in revenues attributable to the revenue recognition methodology revision we made during the first quarter of 2006. Excluding the impact of this revision, 2006 EBV revenues would have increased by approximately $2.8 million as compared to 2005. We believe this increase was the result of increased purchasing of non-RoHS compliant products during the first half of 2006 as discussed above, as well as EBV's customers utilizing our products in new applications, such as energy management and street lighting controls.

We currently sell our products to EBV in U.S. dollars. Therefore, the associated revenues are not subject to foreign currency exchange rate risks. However, EBV has the right, on notice to our company, to require that we sell our products to them in Euros.

Our contract with EBV, which has been in effect since 1997 and to date has been renewed annually thereafter, expires in December 2008. If our agreement with EBV is not renewed, or is renewed on terms that are less favorable to us, our revenues could decrease and our results of operations could be harmed.

Product revenues

	Year Ended December 31,			2007 over 2006	2006 over 2005	2007 over 2006	2006 over 2005
(Dollars in thousands)	2007	2006	2005	$ Change	$ Change	% Change	% Change
Product Revenues	$135,405	$56,515	$73,563	$78,890	($17,048)	139.6%	(23.2%)

The $78.9 million increase in product revenues between 2007 and 2006 was primarily attributable to a $69.2 million increase in NES product revenues, a $6.3 million increase in Enel Project product revenues, and a $3.4 million increase in LonWorks Infrastructure product revenues. The $17.0 million decrease in product revenues between 2006 and 2005 was attributable to the $19.8 million decrease in Enel program revenues partially offset by a $2.8 million increase in LonWorks Infrastructure product revenues.

Service revenues

	Year Ended December 31,			2007 over 2006	2006 over 2005	2007 over 2006	2006 over 2005
(Dollars in thousands)	2007	2006	2005	Change	$ Change	% Change	% Change
Service Revenues	$2,172	$761	$865	$1,411	($104)	185.4%	(12.0%)

The $1.4 million increase in service revenues during 2007 as compared to 2006 was primarily due to approximately $732,000 of custom software development revenues generated from the Enel Project, and, to a lesser extent, an increase in NES support revenues of approximately $623,000.

Gross Profit and Gross Margin

	Year Ended December 31,			2007 over 2006	2006 over 2005	2007 over 2006	2006 over 2005
(Dollars in thousands)	2007	2006	2005	Change	$ Change	% Change	% Change
Gross Profit	$50,254	$33,327	$41,349	$16,927	($8,022)	50.8%	(19.4%)
Gross Margin	36.5%	58.2%	55.6%	—	—	(21.7)	2.6

Gross profit is equal to revenues less cost of goods sold. Cost of goods sold for product revenues includes direct costs associated with the purchase of components, subassemblies, and finished goods, as well as indirect costs such as allocated labor and overhead; costs associated with the packaging, preparation, and shipment of products; and charges related to warranty and excess and obsolete inventory reserves. Cost of goods sold for service revenues consists of employee-related costs such as salaries and fringe benefits as well as other direct and indirect costs incurred in providing training, customer support, and custom software development services. Gross margin is equal to gross profit divided by revenues.

The 21.7 percentage point decrease in gross margin during 2007 as compared to 2006 was due primarily to the mix of revenues reported. During 2007, the proportion of our revenues attributable to sales of our NES system products increased significantly as compared to 2006. In general, gross margins generated from sales of our NES system products are much lower than those generated from both sales of our LONWORKS Infrastructure products and services as well as sales made under the Enel Project. As a result, when NES revenues are higher as a percentage of overall revenues, as they were during 2007, overall gross margins will be lower. Conversely, when NES revenues comprise a lower percentage of overall revenues, as they were during 2006, overall gross margins will be higher.

Partially offsetting the decrease in gross margins during 2007 as compared to 2006 was the impact of higher revenues. As discussed above, a portion of our cost of goods sold relates to indirect costs. Some of these costs do not increase or decrease in conjunction with revenue levels, but rather remain relatively constant from quarter to quarter. As a result, when overall revenues increase, as they did during 2007 as compared to 2006, gross margins are favorably impacted.

The 2.6 percentage point increase in gross margin during 2006 as compared to 2005 was due primarily to the mix of products sold and favorable manufacturing and overhead absorption variances experienced during the year. Partially offsetting these favorable factors were the impact of lower overall revenues on gross margins and SFAS 123R equity compensation charges. Equity compensation expense recorded under SFAS 123R during 2006 increased our total cost of revenues by approximately $415,000, which reduced our gross margin for 2006 by 0.7 of a percentage point.

We expect that, during 2008, gross margins will increase modestly from 2007 levels due primarily to an expected increase in overall revenues and, to a lesser extent, improved gross margins we expect to generate from increased sales of the more recent, cost reduced versions of our NES products. Our 2008 gross margins may also be impacted as we transition the manufacture of our products at WKK Technology to alternative CEMs in Asia. This effort will require us to purchase inventory from WKK that WKK procured in anticipation of our production requirements, and resell that inventory to the new CEMs as they require it. This process will likely result in historically high inventory levels during 2008, and could also increase our exposure to excess and obsolete inventories.

Operating Expenses

Product development

	Year Ended December 31,			2007 over 2006	2006 over 2005	2007 over 2006	2006 over 2005
(Dollars in thousands)	2007	2006	2005	$ Change	$ Change	% Change	% Change
Product Development	$32,511	$28,357	$25,098	$4,154	$3,259	14.6%	13.0%

Product development expenses consist primarily of payroll and related expenses for development personnel, facility costs, equipment and supplies, fees paid to third party service providers, depreciation and amortization, and other costs associated with the development of new technologies and products.

The $4.2 million increase in product development expenses during 2007 as compared to 2006 was primarily due to a $2.9 million increase in compensation and other employee related expenses attributable to an increase in our product development personnel headcount and increased equity compensation expenses. To a lesser extent, increases in fees paid to third party service providers, equipment and supply expenses, and facility costs also contributed to the year-over-year increase.

The $3.3 million increase in product development expenses during 2006 as compared to 2005 was primarily due to an increase in compensation expenses for our product development personnel, which was comprised of an approximately $1.8 million increase in equity compensation expenses resulting from our 2006 adoption of SFAS 123R, and to a lesser extent, increases in our product development personnel headcount. In addition, increases in fees paid to third party consultants, as well as expenses associated with materials and other supplies consumed in the product development process, also contributed to the year-over-year increase.

We expect that, during 2008, product development expenses will increase from 2007 levels. This increase will primarily be the result of increased development efforts related to our NES system products.

Sales and marketing

	Year Ended December 31,			2007 over 2006	2006 over 2005	2007 over 2006	2006 over 2005
(Dollars in thousands)	2007	2006	2005	$ Change	$ Change	% Change	% Change
Sales and Marketing	$21,030	$20,372	$21,023	$658	($651)	3.2%	(3.1%)

Sales and marketing expenses consist primarily of payroll, commissions, and related expenses for sales and marketing personnel, travel and entertainment, facilities costs, advertising and product promotion, and other costs associated with our sales and marketing activities.

Of the $658,000 increase in sales and marketing expenses in 2007 as compared to 2006, approximately $460,000 was attributable to the unfavorable impact of foreign currency exchange rate fluctuations between the United States dollar and the local currency in several of the foreign countries in which we operate. Excluding the impact of these exchange rate fluctuations, sales and marketing expenses increased by approximately $198,000, or 1.0%, between the two years.

Sales and marketing expenses decreased $651,000 during 2006 as compared to 2005, due primarily to reductions in travel and entertainment costs, recruiting and other employee related administrative expenses, and advertising and product promotion charges. Partially offsetting these decreases were an increase of $1.1 million in equity compensation charges resulting from our 2006 adoption of SFAS 123R, and the unfavorable impact of foreign currency exchange rate fluctuations, which increased overall sales and marketing expenses by approximately $11,000 in 2006 as compared to 2005.

We expect that, during 2008, our sales and marketing expenses will increase over 2007 levels due in part to increased commissions paid to our sales personnel. In addition, if the United States dollar were to weaken against the foreign currencies where we operate, our sales and marketing expenses could increase further. Conversely, if the dollar were to strengthen against these currencies, it would have a favorable impact on our sales and marketing expenses.

General and administrative

	Year Ended December 31,			2007 over 2006	2006 over 2005	2007 over 2006	2006 over 2005
(Dollars in thousands)	2007	2006	2005	$ Change	$ Change	% Change	% Change
General and Administrative	$16,490	$14,505	$20,018	$1,985	($5,513)	13.7%	(27.5%)

General and administrative expenses consist primarily of payroll and related expenses for executive, accounting, and administrative personnel, professional fees for legal and accounting services rendered to our company, facility costs, insurance, and other general corporate expenses.

Of the $2.0 million increase in general and administrative expenses during 2007 as compared to 2006, approximately $693,000 related to an increase in equity compensation expenses. The remaining $1.3 million increase between the two periods was primarily attributable to increases in other compensation related expenses for our executive, accounting, and administrative personnel, and to a lesser extent, increases in cash compensation paid to our Board of Directors, fees paid to our independent accountants, and costs associated with other third party service providers.

General and administrative expenses decreased approximately $5.5 million in 2006 as compared to 2005, due primarily to the 2005 costs associated with the Enel arbitration; including the arbitration award itself of $5.1 million, as well as associated legal fees and other arbitration related costs. Partially offsetting this decrease was a $1.0 million increase in equity compensation expenses resulting from our 2006 adoption of SFAS 123R.

We believe that, during 2008, general and administrative costs will increase modestly above 2007 levels.

Interest and Other Income, Net

	Year Ended December 31,			2007 over 2006	2006 over 2005	2007 over 2006	2006 over 2005
(Dollars in thousands)	2007	2006	2005	$ Change	$ Change	% Change	% Change
Interest and Other Income, Net	$5,717	$5,817	$5,225	($100)	$592	(1.7%)	11.3%

Interest and other income, net primarily reflects interest earned by our company on cash and short-term investment balances as well as foreign exchange translation gains and losses related to short-term intercompany balances.

During 2007, interest and other income, net decreased by approximately $100,000 as compared to 2006. This decrease was primarily due to a $331,000 decrease in interest income, partially offset by a $214,000 reduction in foreign exchange translation and transaction losses. The reduction in interest income is primarily the result of a reduction in our average invested cash balance between the periods, which was primarily attributable to our operating losses. To a lesser extent, recent reductions in the weighted average yield our investment portfolio earns also contributed to the year-over-year decline in interest income.

The $592,000 increase in interest and other income, net in 2006 as compared to 2005 was also attributable to fluctuations in interest income and foreign exchange losses. During 2006, interest income increased by approximately $1.6 million over 2005 levels. This increase was primarily attributable to an overall improvement in the average yield on our investment portfolio. Yields increased steadily during 2006 as a result of the Federal Reserve's interest rate increases, which began in June 2004. As short-term investments we purchased in 2004 and 2005 came to maturity, the proceeds were re-invested in instruments with higher effective yields, thus increasing interest income. Partially offsetting the beneficial impact of higher average yields is the fact that our average invested cash balance decreased during 2006 as a result of our operating losses and repurchases of our common stock.

Partially offsetting the $1.6 million increase in interest income during 2006 was a $984,000 increase in foreign exchange losses on our short-term intercompany balances. In accordance with SFAS No. 52, *Foreign Currency Translation*, we account for foreign currency translation gains and losses associated with our short-term intercompany balances by reflecting these amounts as either other income or loss in our consolidated statements of operations. During periods when the U.S. dollar strengthens in value against these foreign currencies, the associated translation gains favorably impact other income. Conversely, when the U.S. dollar weakens, as it did during 2006, the resulting translation losses negatively impact other income.

We expect that, during 2008, interest and other income, net will decrease from the $5.7 million reported for 2007. This expected decrease is primarily attributable to our current belief that the average yield on our investment portfolio will trend downwards as short-term interest rates fall. In addition, future fluctuations in the exchange rates between the United States dollar and the currencies in which we maintain our short-term intercompany balances (principally the European Euro and the British Pound Sterling) will also affect our interest and other income, net.

Provision for Income Taxes

	Year Ended December 31,			2007 over 2006	2006 over 2005	2007 over 2006	2006 over 2005
(Dollars in thousands)	2007	2006	2005	$ Change	$ Change	% Change	% Change
Provision for Income Taxes	$452	$350	$154	$102	$196	29.1%	127.3%

The provision for income taxes for 2007, 2006, and 2005 includes a provision for state and foreign taxes based on our annual estimated effective tax rate for the year. The difference between the statutory rate and our effective tax rate is primarily due to the impact of foreign taxes and our valuation allowance on our deferred tax assets. Income taxes of $452,000 in 2007 and $350,000 in 2006 consist primarily of taxes related to profitable foreign subsidiaries and various state minimum taxes. Income taxes of $154,000 in 2005 primarily consist of taxes related to profitable foreign subsidiaries and various state minimum taxes, partially offset by a reduction in our income tax exposure reserve associated with the resolution of an outstanding tax matter.

We currently expect that our 2008 provision for income taxes will increase over the $452,000 recorded in 2007, primarily due to our belief that we will be subject to federal alternative minimum taxes in 2008 resulting from differences in the tax treatment of certain expense items.

Off-Balance-Sheet Arrangements and Other Contractual Obligations

Off-Balance-Sheet Arrangements. We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose Echelon to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

Operating Lease Commitments. We lease our present corporate headquarters facility in San Jose, California, under two non-cancelable operating leases. The first lease agreement expires in 2011 and the second lease agreement expires in 2013. Upon expiration, both lease agreements provide for extensions of up to ten years. As part of these lease transactions, we provided the lessor security deposits in the form of two standby letters of credit totaling $6.2 million.

In addition to our corporate headquarters facility, we also lease facilities for our sales, marketing, distribution, and product development personnel located elsewhere within the United States and in ten foreign countries throughout Europe and Asia. These operating leases are of shorter duration, generally one to five years, and in some instances are cancelable with advance notice. Lastly, we also lease certain equipment and, for some of our sales personnel, automobiles. These operating leases are generally less than five years in duration.

Purchase Commitments. We utilize several contract manufacturers who manufacture and test our products requiring assembly. These contract manufacturers acquire components and build product based on demand information supplied by us in the form of purchase orders and demand forecasts. These purchase orders and demand forecasts generally cover periods that range from one to six months, and in some cases, up to one year. We also obtain individual components for our products from a wide variety of individual suppliers. We generally acquire these components through the issuance of purchase orders, and in some cases through demand forecasts, both of which cover periods ranging from one to nine months.

We also utilize purchase orders when procuring capital equipment, supplies, and services necessary for our day-to-day operations. These purchase orders generally cover periods ranging up to twelve months, but in some instances cover a longer duration.

Indemnifications. In the normal course of business, we provide indemnifications of varying scope to customers against claims of intellectual property infringement made by third parties arising from the use of our products. Historically, costs related to these indemnification provisions have not been significant. However, we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations.

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The indemnification period covers all pertinent events and occurrences during the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have director and officer insurance coverage that would enable us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of the applicable insurance coverage is minimal.

Royalties. We have certain royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on a U.S. dollar amount per unit shipped or a percentage of the underlying revenue. Royalty expense, which was recorded as cost of products revenue in our consolidated statements of income, was approximately $573,000 during 2007, $493,000 during 2006, and $496,000 during 2005.

We will continue to be obligated for royalty payments in the future associated with the shipment and licensing of certain of our products. While we are currently unable to estimate the maximum amount of these future royalties, such amounts will continue to be dependent on the number of units shipped or the amount of revenue generated from these products.

Taxes. We conduct our operations in many tax jurisdictions throughout the world. In many of these jurisdictions, non-income based taxes such as property taxes, sales and use taxes, and value-added taxes are assessed on Echelon's operations in that particular location. While we strive to ensure compliance with these various non-income based tax filing requirements, there have been instances where potential non-compliance exposures have been identified. In accordance with generally accepted accounting principles, we make a provision for these exposures when it is both probable that a liability has been incurred and the amount of the exposure can be reasonably estimated. To date, such provisions have been immaterial, and we believe that, as of December 31, 2007, we have adequately provided for such contingencies. However, it is possible that our results of operations, cash flows, and financial position could be harmed if one or more non-compliance tax exposures are asserted by any of the jurisdictions where we conduct our operations.

Legal Actions. On May 3, 2004, we announced that Enel filed a request for arbitration to resolve a dispute regarding our marketing and supply obligations under the Research and Development and Technological Cooperation Agreement dated June 28, 2000. The arbitration took place in London in early March 2005 under the rules of arbitration of the International Court of Arbitration of the International Chamber of Commerce. We received the arbitration panel's decision on September 29, 2005. The arbitration tribunal awarded Enel €4,019,750 in damages plus interest from December 15, 2004 and the sums of $52,000 and €150,000 in arbitration and legal related costs, respectively. These amounts, which total approximately $5.2 million, were included in our results of operations for the year ended December 31, 2005. The arbitration tribunal refused Enel's request to extend the supply or marketing obligations of Echelon.

In addition to the matter described above, from time to time, in the ordinary course of business, we are also subject to legal proceedings, claims, investigations, and other proceedings, including claims of alleged infringement of third-party patents and other intellectual property rights, and commercial, employment, and other matters. In accordance with generally accepted accounting principles, we make a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. While we believe we have adequately provided for such contingencies as of December 31, 2007, it is possible that our results of operations, cash flows, and financial position could be harmed by the resolution of any such outstanding claims.

As of December 31, 2007, our contractual obligations were as follows (in thousands):

	Payments due by period				
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating leases	$ 24,788	$ 5,454	$ 10,802	$ 7,415	$ 1,117
Purchase commitments	37,779	37,702	77	--	--
Total	$ 62,567	$ 43,156	$ 10,879	$ 7,415	$ 1,117

Liquidity and Capital Resources

Since our inception, we have financed our operations and met our capital expenditure requirements primarily from the sale of preferred stock and common stock, although during the years 2002 through 2004, we were also able to finance our operations through operating cash flow. From inception through December 31, 2007, we raised $289.3 million from the sale of preferred stock and common stock, including the exercise of stock options and warrants from our employees and directors.

In March and August 2004, our Board of Directors approved a stock repurchase program, which authorizes us to repurchase up to 3.0 million shares of our common stock, in accordance with Rule 10b-18 and other applicable laws, rules and regulations. There were no repurchases during the year ended December 31, 2007. Since inception, we have repurchased a total of 2,204,184 shares under the program at a cost of $16.1 million. As of December 31, 2007, 795,816 shares are available for repurchase. The stock repurchase program will expire in March 2008.

The following table presents selected financial information for each of the last three fiscal years (dollars in thousands):

	As of December 31,		
	2007	2006	2005
Cash, cash equivalents, and short-term investments	$ 107,190	$ 124,157	$ 154,480
Trade accounts receivable, net	33,469	13,918	11,006
Working capital	129,882	132,420	157,474
Stockholder's equity	156,110	156,575	181,308

As of December 31, 2007, we had $107.2 million in cash, cash equivalents, and short-term investments, a decrease of $17.0 million as compared to December 31, 2006. Historically, our primary source of cash, other than stock sales and exercises of stock options and warrants as discussed above, has been receipts from revenue. Our primary uses of cash have been cost of revenues, compensation related payments and other operating expenses, acquisitions, capital expenditures, and purchases under our stock repurchase program.

Cash flows from operating activities. Cash flows from operating activities has historically been driven by net income levels, adjustments for non-cash charges such as depreciation, amortization, in-process research and development charges, and stock-based compensation expenses; and fluctuations in operating asset and liability balances. Net cash used in operating activities was $15.6 million in 2007, a $5.0 million decrease from 2006. During 2007, net cash used in operating activities was primarily the result of our net loss of $14.5 million and changes in our operating assets and liabilities of $13.0 million; partially offset by stock-based compensation charges of $6.6 million, depreciation and amortization of $4.7 million, and a decrease in accrued investment income of $436,000. Cash used in operating activities in 2006 of $20.7 million was primarily the result of our net loss of $24.4 million; changes in our operating assets and liabilities of $5.1 million; and an increase in accrued investment income of $446,000; partially offset by stock-based compensation charges of $4.9 million and depreciation and amortization of $4.4 million. Cash used in operating activities in 2005 of $5.6 million was primarily the result of our net loss of $19.7 million and an increase in accrued investment income of $959,000; partially offset by changes in our operating assets and liabilities of $10.3 million; depreciation and amortization of $4.2 million; and stock-based compensation charges of $587,000.

Cash flows from investing activities. Cash flows from investing activities has historically been driven by transactions involving our short-term investment portfolio, capital expenditures, changes in our long-term assets, and acquisitions. Net cash provided by investing activities was $47.2 million for 2007, a $42.4 million increase over 2006. Net cash provided by investing activities in 2007 was primarily the result of proceeds from maturities and sales of our available-for-sale short-term investments; partially offset by capital expenditures of $8.1 million. During 2006, net cash provided by investing activities of $4.8 million was primarily the result of proceeds from maturities and sales of our available-for-sale short-term investments; partially offset by capital expenditures of $4.7 million. During 2005, net cash provided by investing activities of $39.8 million was primarily the result of proceeds from maturities and sales of our available-for-sale short-term investments and the $11.1 million release of our restricted investments; partially offset by capital expenditures of $2.1 million.

Cash flows from financing activities. Cash flows from financing activities has historically been driven by the proceeds from issuance of common and preferred stock offset by transactions under our stock repurchase program. Net cash provided by financing activities was $6.7 million for 2007, a $13.0 million increase over 2006. Net cash provided by financing activities in 2007 was primarily attributable to proceeds of $11.2 million from issuance of common stock upon exercise of options by our employees, partially offset by $4.5 million of repurchases of common stock from our employees for payment of income and other payroll taxes they owed upon the vesting of performance shares and upon the exercise of options. During 2006, net cash used in financing activities of $6.3 million was primarily attributable to $6.3 million of open-market repurchases of our common stock under our stock repurchase program, and repurchases of $239,000 of our common stock from our employees for payment of income and other payroll taxes they owed upon the vesting of performance shares and upon the exercise of stock options; partially offset by proceeds of $265,000 from issuance of common stock as a result of options exercised by our employees. During 2005, net cash used in financing activities of $9.6 million was due to stock repurchases under our stock repurchase program.

We use highly regarded investment management firms to manage our invested cash. Our portfolio of investments managed by these investment managers is primarily composed of highly rated United States corporate obligations, United States government securities, and to a lesser extent, foreign corporate obligations and money market funds. All investments are made according to guidelines and within compliance of policies approved by the Audit Committee of our Board of Directors.

We expect that cash requirements for our payroll and other operating costs will continue at or slightly above existing levels. We also expect that we will continue to acquire capital assets such as computer systems and related software, office and manufacturing equipment, furniture and fixtures, and leasehold improvements, as the need for these items arises. Furthermore, our cash reserves may be used to strategically acquire other companies, products, or technologies that are complementary to our business.

Our existing cash, cash equivalents, and investment balances will likely decline during the first half of 2008 as a result of our anticipated operating losses. However, we currently expect that these balances will increase during the second half of 2008 as we expect to return to profitability on a quarterly basis. In addition, any weakening of current economic conditions, or changes in our planned cash outlay, could also negatively affect our existing cash, cash equivalents, and investment balances. However, based on our current business plan and revenue prospects, we believe that our existing cash and short-term investment balances will be sufficient to meet our projected working capital and other cash requirements for at least the next twelve months. Cash from operations could be affected by various risks and uncertainties, including, but not limited to, the risks detailed in Part I, Item 1A - Risk Factors. In the unlikely event that we would require additional financing within this period, such financing may not be available to us in the amounts or at the times that we require, or on acceptable terms. If we fail to obtain additional financing, when and if necessary, our business would be harmed.

Related Party Transactions

During the years ended December 31, 2007, 2006, and 2005, the law firm of Wilson Sonsini Goodrich & Rosati, P.C. acted as principal outside counsel to our company. Mr. Sonsini, a director of our company, is a member of Wilson Sonsini Goodrich & Rosati, P.C.

In June 2000, we entered into a stock purchase agreement with Enel pursuant to which Enel purchased 3.0 million newly issued shares of our common stock for $130.7 million (see Note 9 to our accompanying consolidated financial statements for additional information on our transactions with Enel). The closing of this stock purchase occurred on September 11, 2000. At the closing, Enel had agreed that it would not, except under limited circumstances, sell or otherwise transfer any of those shares for a specified time period. That time period expired September 11, 2003. To our knowledge, Enel has not disposed of any of its 3.0 million shares.

Under the terms of the stock purchase agreement, Enel has the right to nominate a member of our board of directors. As of February 29, 2008, a representative of Enel has not been appointed to our board.

At the time we entered into the stock purchase agreement with Enel, we also entered into a research and development agreement with an affiliate of Enel (the "R&D Agreement"). Under the terms of the R&D Agreement, we cooperated with Enel to integrate our LONWORKS technology into Enel's remote metering management project in Italy, the Contatore Elettronico. We completed the sale of our components and products for the deployment phase of the Contatore Elettronico project during 2005. During 2006, we supplied Enel and its designated manufacturers with limited spare parts for the Contatore Elettronico system. In October 2006, we entered into a new development and supply agreement and a software enhancement agreement with Enel. Under the development and supply agreement, Enel and its contract manufacturers purchase additional electronic components and finished goods from us. Under the software enhancement agreement, we provide software enhancements to Enel for use in its Contatore Elettronico system. Both the new development and supply agreement and the software enhancement agreement expire in December 2009, although delivery of products and services can extend beyond that date and the agreements may be extended under certain circumstances.

During 2007, we recognized revenue from products and services sold to Enel and its designated manufacturers of approximately $14.2 million, $3.0 million of which was included in accounts receivable at December 31, 2007. During 2006, we recognized revenue from products and services sold to Enel and its designated manufacturers of approximately $7.1 million, none of which was included in accounts receivable at December 31, 2006. During 2005, we recognized revenue from products and services sold to Enel and its designated manufacturers of approximately $26.9 million.

Recently Issued Accounting Standards

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) ("SFAS 141R"), *Business Combinations*, and Statement of Financial Accounting Standards No. 160 ("SFAS 160"), *Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51*. SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141R and SFAS 160 are effective in 2009. We are currently evaluating the impact that SFAS 141R and SFAS 160 will have on our consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for our financial statements issued in 2008. We believe that the adoption of SFAS 157 will not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *Fair Value Measurements*, which defines fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued FASB Staff Position FAS 157-2 ("FSP FAS 157-2"), which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. As of January 1, 2008, we will adopt SFAS 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The partial adoption of SFAS 157 is not expected to have a material impact on our consolidated financial position, results of operations, or cash flows. We are currently evaluating the impact of adopting SFAS 157 for nonfinancial assets and liabilities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Disclosures. The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments to hedge these exposures.

Interest Rate Sensitivity. We maintain a short-term investment portfolio consisting mainly of fixed income securities with a weighted average maturity of less than one year. These available-for-sale securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 100 basis points from levels at December 31, 2007, the fair market value of the portfolio would decline by an immaterial amount, due primarily to the fact that current interest rates remain at historically low levels. We currently intend to hold our fixed income investments until maturity or for a period of time as needed to recover any decline in value due to interest rate fluctuation, and therefore we would not expect our operating results or cash flows to be affected to any significant degree by a sudden change in market interest rates. However, in the unlikely event it was necessary, we could decide to sell some or all of our short-term investments prior to maturity to meet the liquidity needs of the company.

Foreign Currency Exchange Risk. We have international subsidiaries and operations and are, therefore, subject to foreign currency rate exposure. To date, our exposure to exchange rate volatility has not been significant. Due to our modest exposure to foreign currency fluctuations, if foreign exchange rates were to fluctuate by 10% from rates at December 31, 2007, our financial position and results of operations would not be materially affected. However, it is possible that there could be a material impact in the future.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements and Supplementary Data required by this item are set forth in Item 6 and at the pages indicated in Item 15(a).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Limitations on the Effectiveness of Controls

Since we began reviewing our internal controls over financial reporting, we have identified a number of procedures where an opportunity to improve our internal controls existed. As part of our ongoing effort to maximize our internal controls over financial reporting, each of these control improvement opportunities has been, or is in the process of being, remediated by management.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934, or the Exchange Act, Rules 13a-15(e) and 15d-15(e)) or our internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.

Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to Echelon, including its consolidated subsidiaries, is made known to the officers who certify Echelon's financial reports and to other members of senior management and the Board of Directors. These disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objective, which is to make sure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms. Based on their evaluation as of December 31, 2007, the principal executive officer and principal financial officer of Echelon have concluded that Echelon's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934, or the Exchange Act, Rules 13a-15(e) and 15-d-15(e)) are effective at this reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting is effective at this reasonable assurance level as of December 31, 2007. The Company's independent registered public accounting firm, KPMG LLP, has issued an attestation report on the Company's internal control over financial reporting. The report on the audit of internal control over financial reporting appears on page 41 of this Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting (as defined in Rule 13a-15(e) of the Exchange Act) that occurred during the quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Echelon is scheduled to hold its 2007 annual meeting of stockholders on May 27, 2008. The meeting will commence at 10:00 a.m., PST, and will be held at our corporate headquarters located at 570 Meridian Avenue, San Jose, California 95126. The date of record for the annual meeting is March 31, 2008.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE MATTERS

The information regarding our executive officers required by this Item is incorporated herein by reference from the section titled "Executive Officers of Registrant" in Part I of this annual report on Form 10-K. The remaining information required by this Item is incorporated herein by reference from our Proxy Statement for the 2008 Annual Meeting of Stockholders (the "2008 Proxy Statement"), which will be filed with the Securities and Exchange Commission no later than 120 days after the end of our fiscal year ended December 31, 2007.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference from our 2008 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item is incorporated herein by reference from our 2008 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference from our 2008 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference from our 2008 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this Form:

1. Financial Statements

	Page
Reports of Independent Registered Public Accounting Firm	40
Consolidated Balance Sheets	42
Consolidated Statements of Operations	43
Consolidated Statements of Stockholders' Equity	44
Consolidated Statements of Cash Flows	45
Consolidated Statements of Comprehensive Income (Loss)	46
Notes to Consolidated Financial Statements	47

2. Financial Statement Schedule

Schedule II Valuation and Qualifying Accounts	67

All other schedules have been omitted because they are not applicable or the required information is included in the Consolidated Financial Statements or the Notes thereto.

3. Exhibits

Item 601 of Regulation S-K requires the following exhibits listed below. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K has been identified.

Exhibit No.	Description of Document
3.2*	Amended and Restated Certificate of Incorporation of Registrant.
3.3*	Amended and Restated Bylaws of Registrant.
4.1*	Form of Registrant's Common Stock Certificate.
4.2*	Second Amended and Restated Modification Agreement dated May 15, 1997.
10.1*	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
10.2*+	1997 Stock Plan and forms of related agreements.
10.2(a)*+	Form of 1997 Stock Plan Stock Option Agreement with early exercise feature
10.2(b)*+	Form of 1997 Stock Plan Nonqualified Stock Option Agreement with early exercise feature
10.2(c)*+	Form of 1997 Stock Plan Nonqualified Stock Option Agreement
10.2(d)*+	Form of 1997 Stock Plan Performance Share Agreement
10.2(e)*+	Form of 1997 Stock Plan Performance Share Agreement for non-US employees
10.2(f)*+	Form of 1997 Stock Plan Performance Share Agreement with performance based vesting criteria for non-US employees
10.2(g)*+	Form of 1997 Stock Plan Stock Appreciation Right Agreement for non-US employees
10.2(h)*+	Form of 1997 Stock Plan Performance Share Agreement with performance based vesting criteria
10.2(i)*+	Form of 1997 Stock Plan Performance Share Agreement
10.2(j)+	Form of 1997 Stock Plan Stock Appreciation Right Agreement
10.3*+	1988 Stock Option Plan and forms of related agreements.
10.4*	Second Amended and Restated Modification Agreement dated May 15, 1997 (included in Exhibit 4.2).
10.5*	Form of International Distributor Agreement.
10.6*	Form of OEM License Agreement.
10.7*	Form of Software License Agreement.
10.8*	International Distributor Agreement between the Company and EBV Elektronik GmbH as of December 1, 1997.
10.9*+	1998 Director Option Plan.
21.1*	Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

24.1*	Power of Attorney (see signature page).
31.1	Certificate of Echelon Corporation Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certificate of Echelon Corporation Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification by the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Previously filed.

\+ Indicates management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Echelon Corporation:

We have audited the accompanying consolidated balance sheets of Echelon Corporation and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in item 15(a). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Echelon Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Echelon Corporation and subsidiaries internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 17, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Mountain View, California
March 17, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Echelon Corporation:

We have audited Echelon Corporation's (the Company) internal control over financial reporting as of December 31, 2007 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Echelon Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Echelon Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007 and our report dated March 17, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Mountain View, California
March 17, 2008

ECHELON CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2007	December 31, 2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 76,062	$ 37,412
Short-term investments	31,128	86,745
Accounts receivable, net of allowances of $1,428 in 2007 and $1,041 in 2006 [1]	33,469	13,918
Inventories	14,012	11,359
Deferred cost of goods sold	6,656	19,060
Other current assets	2,328	2,359
Total current assets	163,655	170,853
Property and Equipment:		
Computer and other equipment	19,403	13,465
Software	4,511	4,097
Furniture and fixtures	2,666	2,545
Leasehold improvements	17,423	16,966
	44,003	37,073
Less: Accumulated depreciation and amortization	(25,720)	(21,885)
Net property and equipment	18,283	15,188
Goodwill	8,548	8,278
Other long-term assets	1,964	1,957
TOTAL ASSETS	$ 192,450	$ 196,276
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 12,945	$ 6,893
Accrued liabilities	4,516	4,697
Deferred revenues	16,312	26,843
Total current liabilities	33,773	38,433
Long-Term Liabilities:		
Deferred rent, net of current portion	1,298	1,268
Other long-term liabilities	1,269	—
Total long-term liabilities	2,567	1,268
Commitments and Contingencies (Note 6)		
Stockholders' Equity:		
Preferred stock, $0.01 par value:		
Authorized—5,000,000 shares; none outstanding	—	—
Common stock, $0.01 par value:		
Authorized—100,000,000 shares		
Issued – 43,205,524 shares in 2007 and 41,576,721 shares in 2006		
Outstanding—40,736,340 shares in 2007 and 39,107,537 shares in 2006	432	416
Additional paid-in capital	296,585	282,930
Treasury stock, at cost (2,469,184 shares in 2006 and 2005)	(19,259)	(19,259)
Accumulated other comprehensive income	1,718	997
Accumulated deficit	(123,366)	(108,509)
Total stockholders' equity	156,110	156,575
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 192,450	$ 196,276

[1] Includes related party amounts of $3,000 in 2007 and $0 in 2006. See Note 9 for additional information on related party transactions

See accompanying notes to the consolidated financial statements.

ECHELON CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,		
	2007	2006	2005
REVENUES:			
Product	$ 135,405	$ 56,515	$ 73,563
Service	2,172	761	865
Total revenues [1]	137,577	57,276	74,428
COST OF REVENUES:			
Cost of product	84,934	22,032	30,955
Cost of service	2,389	1,917	2,124
Total cost of revenues	87,323	23,949	33,079
Gross profit	50,254	33,327	41,349
OPERATING EXPENSES:			
Product development	32,511	28,357	25,098
Sales and marketing	21,030	20,372	21,023
General and administrative	16,490	14,505	20,018
Total operating expenses	70,031	63,234	66,139
Loss from operations	(19,777)	(29,907)	(24,790)
Interest and other income, net	5,717	5,817	5,225
Loss before provision for income taxes	(14,060)	(24,090)	(19,565)
Provision for income taxes	452	350	154
NET LOSS	$ (14,512)	$ (24,440)	$ (19,719)
Loss per share:			
Basic	$ (0.36)	$ (0.62)	$ (0.49)
Diluted	$ (0.36)	$ (0.62)	$ (0.49)
Shares used in per share calculation:			
Basic	39,891	39,487	40,377
Diluted	39,891	39,487	40,377

[1] Includes related party amounts of $14,180 in 2007, $7,103 in 2006, and $26,933 in 2005. See Note 9 for additional information on related party transactions

See accompanying notes to the consolidated financial statements.

ECHELON CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Treasury Stock		Additional Paid-In	Accumulated Other Comprehensive Income	Accumulated	
	Shares	Amount	Shares	Amount	Capital	(Loss)	Deficit	Total
BALANCE AT DECEMBER 31, 2004	41,477	415	(290)	(3,367)	277,442	922	(64,350)	211,062
Repurchase of stock	—	—	(1,383)	(9,558)	—	—	—	(9,558)
Repurchase of employee shares	(4)	—	—	—	(24)	—	—	(24)
Stock-based compensation	—	—	—	—	587	—	—	587
Foreign currency translation adjustment	—	—	—	—	—	(1,077)	—	(1,077)
Unrealized holding gain on available-for-sale securities	—	—	—	—	—	37	—	37
Net loss	—	—	—	—	—	—	(19,719)	(19,719)
BALANCE AT DECEMBER 31, 2005	41,473	415	(1,673)	(12,925)	278,005	(118)	(84,069)	181,308
Exercise of stock options	125	1	—	—	763	—	—	764
Release of performance shares	72	1	—	—	(1)	—	—	—
Stock received for payment of option exercise price	(61)	(1)	—	—	(498)	—	—	(499)
Stock received for payment of employee taxes on vesting of performance shares and upon exercise of stock options	(29)	—	—	—	(239)	—	—	(239)
Repurchase of stock	—	—	(796)	(6,334)	—	—	—	(6,334)
Repurchase of employee shares	(3)	—	—	—	(25)	—	—	(25)
Stock-based compensation	—	—	—	—	4,925	—	—	4,925
Foreign currency translation adjustment	—	—	—	—	—	751	—	751
Unrealized holding gain on available-for-sale securities	—	—	—	—	—	364	—	364
Net loss	—	—	—	—	—	—	(24,440)	(24,440)
BALANCE AT DECEMBER 31, 2006	41,577	$ 416	(2,469)	$ (19,259)	$ 282,930	$ 997	$ (108,509)	$ 156,575
Exercise of stock options	1,949	19	—	—	18,378	—	—	18,397
Release of performance shares	228	2	—	—	(2)	—	—	—
Stock received for payment of option exercise price	(332)	(3)	—	—	(7,166)	—	—	(7,169)
Stock received for payment of employee taxes on vesting of performance shares and upon exercise of stock options	(213)	(2)	—	—	(4,127)	—	(345)	(4,474)
Repurchase of employee shares	(3)	—	—	—	(54)	—	—	(54)
Stock-based compensation	—	—	—	—	6,626	—	—	6,626
Foreign currency translation adjustment	—	—	—	—	—	651	—	651
Unrealized holding gain on available-for-sale securities	—	—	—	—	—	70	—	70
Net loss	—	—	—	—	—	—	(14,512)	(14,512)
BALANCE AT DECEMBER 31, 2007	43,206	$ 432	(2,469)	$ (19,259)	$ 296,585	$ 1,718	$ (123,366)	$ 156,110

See accompanying notes to the consolidated financial statements.

ECHELON CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (14,512)	$ (24,440)	$ (19,719)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	4,717	4,396	4,162
Increase in (reduction of) allowance for doubtful accounts	88	(23)	15
Loss (gain) on disposal of fixed assets	10	(2)	67
Reduction of (increase in) accrued investment income	436	(446)	(959)
Stock-based compensation	6,626	4,925	587
Change in operating assets and liabilities:			
Accounts receivable	(19,621)	(2,889)	6,240
Inventories	(2,631)	(8,119)	2,344
Other current assets	77	(392)	246
Accounts payable	6,262	2,921	(1,185)
Deferred cost of goods sold	12,404	(18,738)	38
Accrued liabilities	925	(2,776)	2,021
Deferred revenues	(10,518)	24,747	314
Deferred rent	98	179	266
Net cash used in operating activities	(15,639)	(20,657)	(5,563)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of available-for-sale short-term investments	(65,545)	(85,971)	(94,144)
Proceeds from sales and maturities of available-for-sale short-term investments	120,796	95,436	124,594
Release of restricted investments	—	—	11,106
Changes in other long-term assets	31	37	335
Capital expenditures	(8,053)	(4,696)	(2,099)
Net cash provided by investing activities	47,229	4,806	39,792
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options	11,216	265	—
Repurchase of common stock from employees for payment of taxes on vesting of performance shares and upon exercise of stock options	(4,520)	(239)	—
Repurchase of common stock under stock repurchase program	—	(6,334)	(9,582)
Net cash provided by (used in) financing activities	6,696	(6,308)	(9,582)
EFFECT OF EXCHANGE RATES ON CASH	364	491	(1,077)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	38,650	(21,668)	23,570
CASH AND CASH EQUIVALENTS:			
Beginning of year	37,412	59,080	35,510
End of year	$ 76,062	$ 37,412	$ 59,080
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for income taxes	$ 431	$ 199	$ 449

See accompanying notes to the consolidated financial statements.

ECHELON CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,		
	2007	2006	2005
Net loss	$ (14,512)	$ (24,440)	$ (19,719)
Other comprehensive income (loss), net of tax			
Foreign currency translation adjustment	651	751	(1,077)
Unrealized holding gain on available-for-sale securities	70	364	37
Comprehensive loss	$ (13,791)	$ (23,325)	$ (20,759)

See accompanying notes to the consolidated financial statements.

ECHELON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

Operations

Echelon Corporation (the "Company") was incorporated in California in February 1988 and was reincorporated in Delaware in January 1989. The Company develops, markets, and supports a wide range of hardware and software products and services that enable OEMs and systems integrators to design and implement open, interoperable, distributed control networks. The Company's products are based on its LonWorks networking technology, an open standard for interoperable networked control. In a LonWorks control network, intelligent control devices, called nodes, communicate using the Company's LonWorks protocol. For the electric utility industry, the Company has developed an advanced metering infrastructure system called the Networked Energy Services (NES) system. The NES system provides a two-way information and control path between the utility and its customer, which enables utilities to reduce operating costs; improve customer service; offer multiple tariff plans, including time-of-use metering and prepay metering; promote energy efficiency; better utilize distribution assets; improve grid quality and reliability; control loads and reduce peak demand; and respond more rapidly to changing customer and regulatory requirements.The Company sells its products and services around the world to the building, industrial, transportation, utility/home and other automation markets.

Basis of Presentation

The Company's consolidated financial statements reflect operations of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year amounts to conform with the fiscal year 2007 presentation. Specifically, $239,000 has been reclassified within financing cash flows in the Company's 2006 Consolidated Statements of Cash Flows to separately report components of stock repurchase activity.

Revenue Recognition

The Company's revenues are derived from the sale and license of its products and to a lesser extent, from fees associated with training, technical support, and custom software design services offered to its customers. Product revenues consist of revenues from hardware sales and software licensing arrangements. Service revenues consist of product technical support (including software post-contract support services), training, and custom software development services.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, collectibility is probable, and there are no post-delivery obligations. For hardware sales, including sales to third party manufacturers, these criteria are generally met at the time of shipment. For sales made to the Company's distributor partners, these criteria are generally met at the time the distributor sells the products through to its end-use customer. For software licenses, these criteria are generally met upon shipment to the final end-user. Service revenue is recognized as the training services are performed, or ratably over the term of the support period.

In accordance with AICPA Statement of Position 97-2 ("SOP 97-2"), *Software Revenue Recognition*, as amended, revenue earned on software arrangements involving multiple elements is allocated to each element based upon the relative fair values of the elements. The Company uses the residual method to recognize revenue when a license agreement includes one or more elements to be delivered at a future date. In these instances, the amount of revenue deferred at the time of sale is based on vendor-specific objective evidence ("VSOE") of the fair value for each undelivered element. If VSOE of fair value does not exist for each undelivered element, all revenue attributable to the multi-element arrangement is deferred until sufficient VSOE of fair value exists for each undelivered element or all elements have been delivered.

The Company currently sells a limited number of its LONWORKS® Infrastructure products that are considered multiple element arrangements under SOP 97-2. Revenue for the software license element is recognized at the time of delivery of the applicable product to the end-user. The only undelivered element at the time of sale consists of post-contract customer support ("PCS"). The VSOE for this PCS is based on prices paid by the Company's customers for stand-alone purchases of PCS. Revenue for the PCS element is deferred and recognized ratably over the PCS service period. The costs of providing these PCS services are expensed when incurred.

In most instances involving large-scale deployments, the Company's Networked Energy Services ("NES") System products are sold as part of multiple element arrangements, which may include electricity meters and data concentrators (collectively, the "Hardware"); NES System software, for which a royalty is charged on a per-meter basis; PCS for the NES System software; and extended warranties for the Hardware. These arrangements may require the Company to deliver Hardware over an extended period of time. In accordance with SOP 97-2, when the multiple element arrangement includes NES System software, the Company defers the recognition of all revenue until all software required under the arrangement has been delivered to the customer. Once the software has been delivered, the Company recognizes revenues for the Hardware and NES System software royalties upon customer acceptance of the Hardware based on a constant ratio of meters to data concentrators, which is determined on a contract-by-contract basis. To the extent actual deliveries of either meters or data concentrators is disproportionate to the expected overall ratio for any given arrangement, revenue for the excess meters or data concentrators is deferred until such time as additional deliveries of meters or data concentrators has occurred. The Company has established VSOE for the PCS on the NES System software, as well as for the warranties on its NES Hardware products, based on stated renewal rates. These revenues are recognized ratably over the associated service period, which generally commences upon the latter of the delivery of all software, or the customer's acceptance of any given Hardware shipment.

In arrangements which include significant customization or modification of software, the Company recognizes revenue using the percentage-of-completion method, as described in SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*, if the Company believes it is able to make reasonably dependable estimates of the extent of progress toward completion. The Company measures progress toward completion using an input method based on the ratio of costs incurred, principally labor, to date to total estimated costs of the project. These estimates are assessed continually during the term of the contract, and revisions are reflected when the changed conditions become known. Revenues from these types of arrangements are included in service revenues in the condensed consolidated statement of operations.

The Company accounts for the rights of return, price protection, rebates, and other sales incentives offered to its distributors in accordance with Statement of Financial Accounting Standards ("SFAS") No. 48, *Revenue Recognition When Right of Return Exists,* and EITF 01-09, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products).* During the first and second quarters of 2006, the Company modified its revenue recognition method for sales made to its distributor partners. Under the revised method, revenue on sales made to distributors is deferred until the distributor sells the products through to its end-use customers. The impacts of this revenue recognition methodology revision were one-time reductions in revenues of approximately $2.9 million and $1.0 million during the first and second quarters of 2006, respectively.

Deferred Revenue and Deferred Cost of Goods Sold

Deferred revenue and deferred cost of goods sold result from transactions where the Company has shipped product or performed services for which all revenue recognition criteria have not yet been met. Deferred cost of goods sold related to deferred product revenues includes direct product costs and applied overhead. Deferred cost of goods sold related to deferred service revenues includes direct labor costs and applied overhead. Once all revenue recognition criteria have been met, the deferred revenues and associated cost of goods sold are recognized.

Stock-Based Compensation

Effective January 1,.2006, the Company began recording compensation expense associated with stock options and other forms of equity compensation in accordance with SFAS No. 123R ("SFAS 123R"), *Share-Based Payment*, and Securities and Exchange Commission Staff Accounting Bulletin No. 107 ("SAB 107"). SFAS 123R eliminated the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting for Stock Issued to Employees,* and instead generally requires that such transactions be accounted for using a fair-value-based method.

The Company adopted SFAS 123R using the modified prospective method. Consequently, there have been no retroactive adjustments made to prior period financial statements reflecting the impact of the adoption. Under the modified prospective method, beginning January 1, 2006, stock-based compensation expense is recorded for all new and unvested stock options and performance shares as the requisite service is rendered. Stock-based compensation expense for awards granted prior to January 1, 2006 is based on the grant date fair-value as determined under the pro forma provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.*

The Company uses the Black-Scholes-Merton ("BSM") option-pricing model to determine the fair-value of stock-based awards. The BSM model is consistent with the option-pricing model the Company used to value stock-based awards granted prior to January 1, 2006 for pro-forma disclosure purposes under SFAS 123.

Prior to January 1, 2006, the Company accounted for equity compensation according to the provisions of APB 25, and applied the disclosure provisions of SFAS 123 as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure,* as if the fair-value-based method had been applied in measuring compensation expense. Under APB 25, no compensation expense was recorded in the Company's statement of operations for stock options where the exercise price was equal to or greater than the fair market value of the underlying stock on the date of grant. However, during 2005, the Company did record compensation expense for performance share awards issued during 2005. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation for the year ended December 31, 2005 (in thousands, except per share amounts).

Net loss as reported	$	(19,719)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects		587
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(13,002)
Pro forma net loss	$	(32,134)
Basic net income (loss) per share:		
As reported	$	(0.49)
Pro forma	$	(0.80)
Diluted net income (loss) per share:		
As reported	$	(0.49)
Pro forma	$	(0.80)

Further information regarding stock-based compensation can be found in Note 3 of these Notes to Condensed Consolidated Financial Statements.

Cash and Cash Equivalents

The Company considers bank deposits, money market investments and all debt and equity securities with an original maturity of three months or less to be cash and cash equivalents.

Short-Term Investments

The Company classifies its investments in marketable debt securities as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Securities classified as available-for-sale are reported at fair value with the related unrealized holding gains and losses, net of tax, being included in accumulated other comprehensive income (loss). The amortized cost basis, aggregate fair value and gross unrealized holding gains and losses for the Company's available-for-sale short-term investments, by major security type, were as follows (in thousands):

	December 31,					
	2007			2006		
	Amortized Cost	Aggregate Fair Value	Net Unrealized Holding Gains	Amortized Cost	Aggregate Fair Value	Net Unrealized Holding Gains/ (Losses)
U.S. corporate securities:						
Commercial paper	$ ---	$ ---	$ ---	$ 46,492	$ 46,497	$ 5
Corporate notes and bonds	22,442	22,462	20	20,712	20,684	(28)
	22,442	22,462	20	67,204	67,181	(23)
Foreign corporate notes and bonds	515	517	2	1,508	1,504	(4)
U.S. government agency securities	8,141	8,149	8	18,064	18,060	(4)
Total investments in debt securities	$ 31,098	$ 31,128	$ 30	$ 86,776	$ 86,745	$ (31)

As of December 31, 2007 and 2006, the Company's available-for-sale securities had original contractual maturities of between ten to twenty-four months, and from four to twenty-four months, respectively. As of December 31, 2007 and 2006, the average remaining term to maturity for the Company's available-for-sale securities was six and eight months, respectively. The fair value of available-for-sale securities was determined based on quoted market prices or other readily available market information at the reporting date for those instruments.

The following tables show gross unrealized losses and fair value for those investments that were in an unrealized loss position as of December 31, 2007 and 2006, aggregated by investment category and the length of time that individual securities have been in a continuous loss position (in thousands):

	December 31, 2007					
	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Corporate notes and bonds	5,946	(14)	769	(1)	6,715	(15)
Total	$ 5,946	$ (14)	$ 769	$ (1)	$ 6,715	$ (15)

	December 31, 2006					
	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Corporate notes and bonds	$ 13,394	$ (28)	$ 2,095	$ (3)	$ 15,489	$ (31)
Foreign corporate notes and bonds	---	---	1,504	(4)	1,504	(4)
U.S. government agency securities	3,281	(6)	3,627	(11)	6,908	(17)
Total	$ 16,675	$ (34)	$ 7,226	$ (18)	$ 23,901	$ (52)

Market values were determined for each individual security in the investment portfolio. The decline in value of these investments is primarily related to changes in interest rates and is considered to be temporary in nature. Investments are reviewed periodically to identify possible impairment. When evaluating the investments, the Company reviews factors such as length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. For each of the three years ended December 31, 2007, gross realized gains and losses on the Company's investment portfolio were not material.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and are primarily comprised of direct material costs, including manufacturing labor, and manufacturing overhead. When required, provisions are made to reduce excess and obsolete inventories to their estimated net realizable value. Inventories consist of the following (in thousands):

	December 31,	
	2007	2006
Purchased materials	$ 4,379	$ 3,378
Work-in-process	360	107
Finished goods	9,273	7,874
	$ 14,012	$ 11,359

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of two to five years for computer equipment and related software, other equipment, and furniture and fixtures. Certain telecommunications equipment is depreciated over 10 years using the straight-line method. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful life of the improvements using the straight-line method.

Impairment of Long-Lived Assets Including Goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the asset's carrying value to the future undiscounted cash flows the asset is expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value. For the three years ended December 31, 2007, the Company recognized no material impairments.

Costs in excess of the fair value of tangible and other identifiable intangible assets acquired and liabilities assumed in a purchase business combination are recorded as goodwill, which is tested for impairment using a two-step approach. The Company evaluates goodwill, at a minimum, on an annual basis during the first quarter and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. For purposes of this analysis, the Company considers itself as a single reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. To date, the Company has recorded no impairment of goodwill.

Software Development Costs

For software to be sold, leased, or otherwise marketed, the Company capitalizes eligible computer software development costs upon the establishment of technological feasibility, which the Company has defined as completion of a working model. For the three years ended December 31, 2007, costs that were eligible for capitalization were insignificant and, thus, the Company has charged all software development costs to product development expense in the accompanying consolidated statements of operations.

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,	
	2007	2006
Accrued payroll and related costs	$ 3,006	$ 2,776
Accrued taxes	37	1,307
Customer deposits	932	5
Other accrued liabilities	541	609
	$ 4,516	$ 4,697

Foreign Currency Translation

The functional currency of the Company's subsidiaries is the local currency. Accordingly, all assets and liabilities are translated into U.S. dollars at the current exchange rate as of the applicable balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Gains and losses resulting from the translation of the financial statements are included in accumulated other comprehensive income (loss).

Remeasurement adjustments for non-functional currency monetary assets and liabilities, including short-term intercompany balances, are included in other income (expense) in the accompanying consolidated statements of operations. Currently, the Company does not employ a foreign currency hedge program utilizing foreign currency exchange contracts as the foreign currency transactions and risks to date have not been significant.

Concentrations of Credit Risk and Suppliers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments, which are classified as either cash equivalents or short-term, and trade receivables. With respect to its investments, the Company has an investment policy that limits the amount of credit exposure to any one financial institution and restricts placement of the Company's investments to financial institutions independently evaluated as highly creditworthy. With respect to its trade receivables, the Company performs ongoing credit evaluations of each of its customers' financial condition. For a customer whose credit worthiness does not meet the Company's minimum criteria, the Company may require partial or full payment prior to shipment. Alternatively, prior to shipment, customers may be required to provide the Company with an irrevocable letter of credit or arrange for some other form of coverage to mitigate the risk of uncollectibility, such as a bank guarantee. Additionally, the Company establishes an allowance for doubtful accounts and sales return allowances based upon factors surrounding the credit risk of specific customers, historical trends, and other available information.

With the exception of amounts owed the Company on sales made to certain significant customers, concentrations of credit risk with respect to trade receivables are generally limited due to the Company's large number of customers and their dispersion across many different industries and geographies. For the years ended December 31, 2007 and 2006, the percentage of the Company's total accounts receivable balance that were due from the following significant customers is as follows:

	December 31,	
	2007	2006
Telvent Energia Y Medio Ambeinte	35.7%	51.8%
Limited Liability Company Engineering Center ENERGOAUDITCONTROL	27.7%	0.0%
ES Elektrosandberg AB	12.0%	2.5%
Enel (and its contract manufacturers)	9.0%	0.0%
EBV	1.7%	15.3%
Total	86.1%	69.6%

For most of the Company's products requiring assembly, it relies on a limited number of contract electronic manufacturers, principally WKK Technology, TYCO, Jabil, and Flextronics. The Company also maintains manufacturing agreements with a limited number of semiconductor manufacturers for the production of key products, including those used in the Company's NES system. The Neuron Chip, which is an important component that the Company and its customers use in control network devices, is currently manufactured and distributed by two providers, Toshiba and Cypress Semiconductor. Another semiconductor supplier, STMicroelectronics, manufactures the Company's power line smart transceiver products, for which the Company has no alternative source. In addition, the Company currently purchases several key products and components from sole or limited source suppliers with which it does not maintain signed agreements that would obligate them to supply to the Company on negotiated terms.

If any of the Company's key suppliers were to stop manufacturing the Company's products or cease supplying the Company with its key components, it could be expensive and time consuming to find a replacement. Also, as the Company's NES business grows, it will be required to expand its business with its key suppliers or find additional sources of supply, as it has recently done with Flextronics and Jabil. There is no guarantee that the Company would be able to find acceptable alternative or additional sources.

The failure of any key manufacturer to produce a sufficient number of products on time, at agreed quality levels, and fully compliant with the Company's product, assembly and test specifications could adversely affect the Company's revenues and gross profit, and could result in claims against the Company by its customers, which could harm the Company's results of operations and financial position.

Computation of Basic and Diluted Net Loss Per Share and Pro Forma Basic Net Loss Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average shares of common stock outstanding during the period. Diluted net income per share is calculated by adjusting the weighted average number of outstanding shares assuming conversion of all potentially dilutive stock options and warrants under the treasury stock method.

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the years ended December 31, 2007, 2006, and 2005 (in thousands, except per share amounts):

	Year Ended December 31,		
	2007	2006	2005
Net loss (Numerator):			
Net loss, basic and diluted	$ (14,512)	$ (24,440)	$ (19,719)
Shares (Denominator):			
Weighted average shares used in basic computation	39,891	39,487	40,377
Common shares issuable upon exercise of stock options (treasury stock method)	—	—	—
Weighted average shares used in diluted computation	39,891	39,487	40,377
Net loss per share:			
Basic	$ (0.36)	$ (0.62)	$ (0.49)
Diluted	$ (0.36)	$ (0.62)	$ (0.49)

For the years ended December 31, 2007, 2006, and 2005, the diluted net loss per share calculation is equivalent to the basic net loss per share calculation as there are no potentially dilutive stock options due to the Company's net loss position. The number of stock options and performance shares excluded from these calculations in 2007, 2006, and 2005 were 7,907,702, 8,985,716, and 8,502,441, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109.* FIN 48 requires the Company to take a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon effective settlement. The Company re-evaluates its income tax positions on a quarterly basis to consider factors such as changes in facts or circumstances, changes in or interpretations of tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in recognition of a tax benefit or an additional charge to the tax provision. Upon adoption of FIN 48, the Company adopted an accounting policy to classify interest and penalties on unrecognized tax benefits as income tax expense. For years prior to the adoption of FIN 48, the Company also reported interest and penalties on unrecognized tax benefits as income tax expense.

Comprehensive Income (Loss)

Comprehensive income (loss) for the Company consists of net income (loss) plus the effect of unrealized holding gains or losses on investments classified as available-for-sale and foreign currency translation adjustments.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) ("SFAS 141R"), *Business Combinations*, and Statement of Financial Accounting Standards No. 160 ("SFAS 160"), *Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51*. SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141R and SFAS 160 are effective in 2009. The Company is currently evaluating the impact that SFAS 141R and SFAS 160 will have on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for financial statements issued in 2008. The Company does not believe the adoption of SFAS 157 will have a material impact on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *Fair Value Measurements*, which defines fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued FASB Staff Position FAS 157-2 ("FSP FAS 157-2"), which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. As of January 1, 2008, the Company will adopt SFAS 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The partial adoption of SFAS 157 is not expected to have a material impact on the Company's consolidated financial position, results of operations, or cash flows. The Company is currently evaluating the impact of adopting SFAS 157 for nonfinancial assets and liabilities.

2. STOCKHOLDERS' EQUITY AND EMPLOYEE STOCK OPTION PLANS

Preferred Stock

With the closing of the Company's initial public offering ("IPO") in July 1998, all of the then outstanding preferred stock automatically converted into 7,887,381 shares of common stock. Upon conversion of the outstanding preferred stock to common stock, such preferred stock was retired. As of December 31, 2007, the Company was authorized to issue 5,000,000 shares of new $0.01 par value preferred stock, of which none was outstanding as of December 31, 2007.

Common Stock

As of December 31, 2007, the Company was authorized to issue 100,000,000 shares of $0.01 par value common stock, of which 40,736,340 were outstanding.

In March and August 2004 and March 2006, the Company's board of directors approved a stock repurchase program, which authorizes the Company to repurchase up to 3.0 million shares of the Company's common stock. During 2007, the Company did not repurchase any shares under the program. Since the repurchase program's inception, the Company has repurchased 2,204,184 shares at a cost of $16.1 million. As of December 31, 2007, 795,816 shares were available for repurchase. The stock repurchase program will expire in March 2008.

Stock Option Programs

The Company has two plans under which it grants options: the 1997 Stock Plan (the "1997 Plan") and the 1998 Director Option Plan (the "Director Option Plan"). A more detailed description of each plan can be found below.

Stock option and other equity compensation grants are designed to reward employees, officers, and directors for their long-term contribution to the Company, to align their interest with those of the Company's stockholders in creating stockholder value, and to provide incentives for them to remain with the Company. The number and frequency of equity compensation grants is based on competitive practices, operating results of the Company, and accounting regulations. Since the inception of the 1997 Plan, the Company has granted options to all of its employees.

Historically, the Company has issued new shares upon the exercise of stock options. However, treasury shares are also available for issuance, although the Company does not currently intend to use treasury shares for this purpose.

1997 Stock Plan

During 1997, the Company adopted the 1997 Stock Plan (the "1997 Plan") for employees, officers and directors, which was amended and restated in May 2004. As of December 31, 2007, a total of 14,531,383 shares of Common Stock were reserved for issuance under the 1997 Plan. This plan includes annual increases on the first day of the Company's fiscal year (beginning in 2000) not to exceed the lesser of (i) 5,000,000 shares or (ii) 4% of the outstanding shares on such date. Incentive stock options to purchase shares of common stock may be granted at not less than 100% of the fair market value. Options granted prior to June 15, 2000 and after May 5, 2003, generally have a term of five years from the date of grant. Options granted June 15, 2000 through May 5, 2003, generally have a term of ten years. The exercise price of stock options granted under the 1997 Plan is determined by the Board of Directors (or a Committee of the Board of Directors), but will be at least equal to 100% of the fair market value per share of common stock on the date of grant (or at least 110% of such fair market value for an incentive stock option granted to a stockholder with greater than 10% voting power of all our stock), except that up to 10% of the aggregate number of shares reserved for issuance under the 1997 Plan (including shares that have been issued or are issuable in connection with options exercised or granted under the 1997 Plan) may have exercise prices that are from 0% to 100% of the fair market value of the common stock on the date of grant. Options generally vest ratably over four years.

The 1997 Plan also allows for the issuance of stock purchase rights and options that are immediately exercisable through execution of a restricted stock purchase agreement. Shares purchased pursuant to a stock purchase agreement generally vest ratably over four years. In the event of termination of employment, the Company, at its discretion, may repurchase unvested shares at a price equal to the original issuance price. In addition, the 1997 Plan allows for the issuance of stock appreciation rights, performance shares and performance units. Stock appreciation rights are rights to receive, in cash or shares of our common stock, as designated on the grant date, the appreciation in fair market value of common stock between the exercise date and the date of grant. Stock appreciation rights may be granted alone or in tandem with options. The exercise price of stock appreciation right will be at least equal to 100% of the fair market value per share of common stock on the date of grant. Stock appreciation rights issued by the Company generally vest in equal, annual installments over four years, and expire on the fifth anniversary of the grant date. Performance units and performance shares are awards that result in a payment to a participant, generally in the form of an issuance of shares of the Company's common stock, at such time as specified performance goals or other vesting criteria are achieved or the awards otherwise vest. Performance shares issued by the Company generally vest in equal, annual installments over four years, although certain of these performance shares vest 100% after two years while others have additional financial based performance requirements that must be met before vesting can occur. Performance shares with performance-based vesting conditions expire no later than the fourth anniversary of the grant date if the performance criteria have not been met.

1998 Directors Option Plan

Non-employee directors are entitled to participate in the 1998 Director Option Plan (the "Director Plan"). The Director Plan was adopted by the Board of Directors in May 1998 and became effective upon the closing of the initial public offering of the Company's stock in July 1998. The Director Plan will terminate in July 2008 unless terminated sooner by the Board. As of December 31, 2007, a total of 1,030,000 shares of Common Stock are reserved for issuance under the Director Plan. The plan provides for an increase each year equal to 100,000 shares or such lesser amount as the Board may determine. The plan also provides for the automatic grant of 25,000 shares of common stock (the "First Option") to each non-employee director on the date he or she first becomes a director. Each non-employee director is also automatically granted an option to purchase 10,000 shares (a "Subsequent Option") on the date of the Company's Annual Stockholder Meeting provided that he or she is re-elected to the Board or otherwise remains on the Board, and provided that on such date, he or she shall have served on the Board for at least the preceding six months. Each First Option and each Subsequent Option shall have a term of five years and the shares subject to the option shall vest as to 25% of the shares subject to option on each anniversary of the date of grant for options granted before May 11, 1999 and 100% on the date of grant for options granted on or after May 11, 1999. The exercise price of each First Option and Subsequent Option shall be 100% of the fair market value per share of the common stock on the date of grant. During 2007 and 2006, options to purchase an aggregate of 60,000 and 50,000 shares, respectively, were granted under the Director Plan. The weighted average exercise prices for the option grants in 2007, 2006, and 2005, were $13.74, $7.99, and $7.18, respectively.

In the event of a merger of the Company with or into another corporation or the sale of substantially all of the assets of the Company, each option granted under the Director Plan shall be assumed or an equivalent option may be substituted by the successor corporation. Following such assumption or substitution, if the optionee's status as a director of the successor corporation terminates other than upon a voluntary resignation by the optionee, the option shall become fully exercisable, including as to shares as to which it would not otherwise be exercisable. If the outstanding options are not assumed or substituted, the options shall become fully vested and exercisable. Options granted must be exercised within three months of the end of the optionee's tenure as a director of the Company, or within twelve months after such director's termination by death or disability, but in no event later than the expiration of the option's five year term; provided, however, that shares subject to an option granted to a director who has served as a director with the Company for at least five years shall become fully vested and exercisable for the remainder of the option's five year term upon such director's termination. No option granted under the Director Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee.

Option Vesting Acceleration

On November 18, 2005, the Company's board of directors approved the acceleration of vesting for 1,201,550 outstanding options previously awarded to employees and officers. The accelerated options had exercise prices ranging from $8.34 per share to $20.34 per share. The fair market value of the Company's stock on November 18, 2005 was $8.06. The acceleration of the vesting of these options did not result in a charge, as there was no intrinsic value in the options as of the acceleration date. For pro forma disclosure requirements under SFAS 123, the unamortized stock-based compensation related to these options prior to the vesting acceleration was approximately $3.5 million, all of which was recognized in 2005. The Company's board of directors approved the vesting acceleration for these options in order to reduce the future stock compensation expense required to be reflected in the Company's statement of operations under SFAS 123R.

Stock Award Activity

The following table summarizes stock award activity under all plans for the years ended December 31, 2007, 2006, and 2005:

		Options Outstanding		
	Shares Available for Grant	Number Outstanding		Weighted-Average Exercise Price Per Share
BALANCE AT DECEMBER 31, 2004	8,109,556	5,594,842	$	14.91
Options granted	(3,575,814)	3,575,814		6.99
Performance shares granted	(417,949)	---		---
Options cancelled	1,081,183	(1,081,183)		16.22
Performance shares cancelled	4,981	---		---
Additional shares reserved	1,747,463	---		---
BALANCE AT DECEMBER 31, 2005	6,949,420	8,089,473	$	11.24
Options and stock appreciation rights granted	(852,734)	852,734		8.40
Performance shares granted	(387,909)	---		---
Options and stock appreciation rights cancelled	534,902	(534,902)		12.94
Performance shares cancelled	25,896	---		---
Options exercised	---	(124,625)		6.13
Additional shares reserved	1,692,020	---		---
BALANCE AT DECEMBER 31, 2006	7,961,595	8,282,680	$	10.91
Options and stock appreciation rights granted	(1,022,219)	1,022,219		24.72
Performance shares granted	(441,871)	---		---
Options and stock appreciation rights cancelled	323,070	(323,070)		12.35
Performance shares cancelled	42,183	---		---
Options exercised	---	(1,949,006)		9.44
Additional shares reserved	1,664,301	---		---
BALANCE AT DECEMBER 31, 2007	8,527,059	7,032,823	$	13.26

The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was approximately $24.8 million and $261,000, respectively. There were no options exercised in 2005. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

The following table provides additional information regarding performance share activity for the years ended December 31, 2007, 2006, and 2005:

	Number Nonvested and Outstanding	Weighted-Average Grant Date Fair-Value
BALANCE AT DECEMBER 31, 2004	---	$ ---
Performance shares granted	417,949	7.82
Performance shares forfeited	(4,981)	7.85
BALANCE AT DECEMBER 31, 2005	412,968	$ 7.82
Performance shares granted	387,909	8.59
Performance shares vested and released	(71,945)	8.19
Performance shares forfeited	(25,896)	8.05
BALANCE AT DECEMBER 31, 2006	703,036	$ 8.20
Performance shares granted	441,871	21.61
Performance shares vested and released	(227,845)	7.60
Performance shares forfeited	(42,183)	9.84
BALANCE AT DECEMBER 31, 2007	874,879	$ 15.05

No performance shares were awarded prior to the year ended December 31, 2005. Performance shares awarded in 2005 did not begin to vest until 2006. The fair value of each performance share grant was estimated on the date of grant by multiplying the number of shares granted times the fair market value of the Company's stock on the grant date. Of the 874,879 performance shares nonvested and outstanding as of December 31, 2007, 144,274 were subject to certain financial based performance requirements that must be achieved before vesting can occur. Compensation expense of $1.3 million associated with these performance shares has been calculated assuming that those financial performance requirements will be achieved. If such requirements are not met, no compensation cost is recognized and any recognized compensation cost will be reversed. The total intrinsic value of performance shares vested and released during the years ended December 31, 2007 and 2006 was approximately $3.5 million and $582,000, respectively. The intrinsic value is calculated by multiplying the fair market value of the Company's stock on the vesting date by the number of shares vested.

The following table provides additional information for significant ranges of outstanding and exercisable stock options and stock appreciation rights as of December 31, 2007:

	Exercise Price Range	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
	$6.11	803,609	2.41	$ 6.11	$ 11,676,439
	6.30-8.12	228,555	2.60	7.18	3,075,809
	8.19	815,488	2.62	8.19	10,152,826
	8.24-8.52	809,753	3.46	8.44	9,878,971
	8.58-10.89	963,578	2.24	10.56	9,711,074
	11.14-12.91	758,762	2.23	12.17	6,424,821
	13.00-16.06	346,350	3.32	14.03	2,291,247
	16.35	768,712	4.14	16.35	3,297,774
	16.38-23.44	732,572	3.39	19.02	1,824,862
	$24.82-$30.76	805,444	4.68	27.83	---
Outstanding		7,032,823	3.11	$ 13.26	$ 58,333,824
Vested and expected to vest		6,868,902	3.11	$ 13.14	$ 57,363,238
Exercisable		5,026,267	2.81	$ 12.01	$ 44,066,170

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price of $20.64 as of December 31, 2007, the last market trading day of 2007, which would have been received by the option holders had all option holders exercised their options as of that date.

3. STOCK-BASED COMPENSATION:

Valuation of Options Granted

The Company has elected to use the BSM option-pricing model to estimate the fair value of stock-based awards, which incorporates various assumptions including volatility, expected term of the option from the date of grant to the time of exercise, risk-free interest rates, and dividend yields. The weighted average fair value of options granted during the years ended December 31, 2007, 2006, and 2005, was $10.86, $3.49, and $3.60, respectively, and was determined using the following weighted average assumptions:

	Year Ended December 31,		
	2007	2006	2005
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	4.1%	4.6%	4.0%
Expected volatility	54.6%	50.5%	57.5%
Expected term (in years)	3.6	3.6	3.6

The expected dividend yield reflects the fact that the Company has not paid any dividends in the past and does not currently intend to pay dividends in the foreseeable future. The risk-free interest rate assumption is based on U.S. Treasury yields in effect at the time of grant for the expected term of the option. The expected volatility is primarily based on the historical volatility of the Company's common stock over the most recent period commensurate with the expected life of the option, and to a lesser extent is based on implied volatility calculated from the market traded options on the Company's stock. The expected life of the option has been calculated using the simplified method as permitted under SAB 107. Under the simplified method, the expected term is calculated by taking the average of the vesting term and the contractual term of the option. The simplified method was chosen due to the fact that there has been only limited exercise activity for options granted over the last several years, and thus, management has concluded that such exercise data does not provide a reasonable basis upon which to estimate expected term.

Expense Allocation

Compensation expense for all share-based payment awards, including those granted prior to January 1, 2006, has been recognized in accordance with SFAS 123R using the accelerated multiple-option approach. As stock-based compensation expense recognized in the Consolidated Statement of Operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures have been estimated based on historical experience. In the Company's pro forma information required under SFAS 123 for periods prior to January 1, 2006, the Company accounted for forfeitures as they occurred. As of December 31, 2007, total compensation cost related to non-vested stock options and other equity based awards not yet recognized was $20.0 million, which is expected to be recognized over the next 21months on a weighted-average basis, and of which $902,000 relates to awards subject to certain financial based performance requirements.

The following table summarizes the stock-based compensation expense related to employee stock options and performance shares under SFAS 123R for the years ended December 31, 2007 and 2006, and under SFAS 123 for the year ended December 31, 2005, which was allocated as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Cost of sales – product	$ 749	$ 429	$ 60
Cost of sales – service	70	49	3
Stock-based compensation expense included in cost of sales	819	478	63
Product development	2,368	1,935	143
Sales and marketing	1,439	1,205	111
General and administrative	2,000	1,307	270
Stock-based compensation expense included in operating expenses	5,807	4,447	524
Total stock-based compensation expense related to stock options and performance shares	6,626	4,925	587
Tax benefit	--	--	--
Stock-based compensation expense related to stock options and performance shares, net of tax	$ 6,626	$ 4,925	$ 587

Of the $6.6 million of compensation expense recorded for the year ended December 31, 2007, approximately $2.6 million related to equity compensation awards granted during 2007, while the remaining $4.0 million related to equity compensation awards granted on or before December 31, 2006. Of the $4.9 million of compensation expense recorded for the year ended December 31, 2006, approximately $828,000 related to equity compensation awards granted during 2006, while the remaining $4.1 million related to equity compensation awards granted on or before December 31, 2005. Compensation expense of $587,000 for the year ended December 31, 2005, related solely to performance share awards, and did not reflect any compensation expense for stock options as the Company accounted for those equity compensation awards in accordance with APB 25. Under APB 25, no compensation expense was recorded in the Company's statement of operations for stock options where the exercise price was equal to or greater than the fair market value of the underlying stock on the date of grant.

As of December 31, 2007, approximately $74,000 and $37,000 of stock-based compensation expense was capitalized as part of the cost of inventory and deferred cost of goods sold, respectively. During the years ended December 31, 2006 and 2005, no stock-based compensation expense was capitalized as part of the cost of an asset.

4. SIGNIFICANT CUSTOMERS:

The Company markets its products and services throughout the world to original equipment manufacturers (OEMs) and systems integrators in the building, industrial, transportation, utility/home, and other automation markets. During the three years ended December 31, 2007, the Company had five customers that accounted for a majority of its revenues: EBV Electronik GmbH ("EBV"), the Company's primary distributor of its LONWORKS® Infrastructure products in Europe, Enel S.p.A. ("Enel"), an Italian utility company (including Enel's third party meter manufacturers), and Telvent Energia y Medioambiente SA ("Telvent"), Limited Liability Company Engineering Center ENERGOAUDITCONTROL ("EAC"), and ES Elektrosandberg AB ("ES"), value added resellers of the Company's NES products. For the years ended December 31, 2007, 2006, and 2005, the percentages of the Company's revenues attributable to sales made to these customers were as follows:

	Year Ended December 31,		
	2007	2006	2005
Telvent	28.2%	---%	---%
EBV	12.8%	27.1%	21.0%
ES	11.4%	0.1%	---%
Enel	10.3%	12.4%	36.2%
EAC	7.2%	---%	---%
Total	69.9%	39.6%	57.2%

The Company's contract with EBV, which has been in effect since 1997 and has been renewed annually thereafter, expires in December 2008. Please refer to Note 9, Related Parties, for additional information regarding the Company's agreement with Enel.

5. GOODWILL:

The carrying amount of goodwill as of December 31, 2007, 2006, and 2005 relates to three acquisitions, including ARIGO Software GmbH ("ARIGO") in 2001, BeAtHome in 2002, and MTC in 2003. The goodwill acquired as part of the ARIGO transaction is valued in Euros, and is therefore subject to foreign currency translation gains and losses. The changes in the carrying amount of goodwill, net for the years ended December 31, 2006 and 2007 are as follows (in thousands):

	Amount
Balance as of December 31, 2005	$ 8,018
Unrealized foreign currency translation gain	260
Balance as of December 31, 2006	8,278
Unrealized foreign currency translation gain	270
Balance as of December 31, 2007	$ 8,548

6. COMMITMENTS AND CONTINGENCIES:

Lease Commitments

The Company leases its facilities under operating leases that expire on various dates through 2018. In December 1999, the Company entered into a lease agreement with a real estate developer for its existing corporate headquarters in San Jose, California. This agreement requires minimum rental payments for ten years totaling approximately $20.6 million and also required that the Company provide a $3.0 million security deposit, which requirement has since been reduced to $1.2 million. The Company satisfied the security deposit requirement by causing to have issued a standby letter of credit ("LOC") in July 2000. The LOC is subject to annual renewals and is currently secured by a line of credit at the bank that issued the LOC. At the end of the current ten-year lease term, the Company has the right, pursuant to the lease agreement, to extend the lease for two sequential five-year terms.

In October 2000, the Company entered into another lease agreement with the same real estate developer for an additional building at its headquarter site. Construction on the second building was completed in May 2003, at which time monthly rental payments commenced. This second lease agreement also requires minimum rental payments for ten years totaling approximately $23.4 million. In addition, this second lease agreement also required a security deposit of $5.0 million. The Company satisfied this security deposit requirement by causing to have issued another LOC in October 2001. This LOC is also subject to annual renewals and is currently secured by a line of credit at the bank that issued it. At the end of the current ten-year lease term, the Company has the right, pursuant to the lease agreement, to extend the lease for two sequential five-year terms.

In addition to its corporate headquarters facility, the Company also leases facilities for its sales, marketing, and product development personnel located elsewhere within the United States and in nine foreign countries throughout Europe and Asia. These operating leases are of shorter duration, generally one to five years, and in some instances are cancelable with advance notice. Lastly, the Company also leases certain equipment and, for some of its sales personnel, automobiles. These operating leases are generally less than five years in duration.

As of December 31, 2007, future minimum lease payments under all operating leases were as follows (in thousands):

2008	$ 5,454
2009	5,403
2010	5,399
2011	4,576
2012	2,839
2013 and thereafter	1,117
Total	$ 24,788

Rent expense for all operating leases was approximately $5.6 million for 2007, $5.5 million for 2006, and $5.6 million for 2005. Although certain of the operating lease agreements provide for escalating rent payments over the term of the lease, rent expense under these agreements is recognized on a straight-line basis. As of December 31, 2007, the Company has accrued approximately $1.4 million of deferred rent related to these agreements, of which approximately $65,000 is reflected in current liabilities while the remainder is reflected as a long-term liability in the accompanying consolidated balance sheet. As of December 31, 2006, the Company had accrued approximately $1.3 million of deferred rent related to these agreements, of which approximately $7,000 is reflected in current liabilities while the remainder is reflected as a long-term liability.

Royalties

The Company has certain royalty commitments associated with the shipment and licensing of certain of its products. Royalty expense is generally based on a dollar amount per unit shipped or a percentage of the underlying revenue. Royalty expense, which is recorded as a component of cost of product revenues in the Company's consolidated statements of income, was approximately $573,000, $493,000, and $496,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

The Company will continue to be obligated for royalty payments in the future associated with the shipment and licensing of certain of its products. The Company is currently unable to estimate the maximum amount of these future royalties. However, such amounts will continue to be dependent on the number of units shipped or the amount of revenue generated from these products.

Guarantees

In the normal course of business, the Company provides indemnifications of varying scope to its customers against claims of intellectual property infringement made by third parties arising from the use of its products. Historically, costs related to these indemnification provisions have not been significant. However, the Company is unable to estimate the maximum potential impact of these indemnification provisions on its future results of operations.

As permitted under Delaware law, the Company has entered into agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacity. The indemnification period covers all pertinent events and occurrences during the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has directors and officers insurance coverage that would enable it to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements in excess of the applicable insurance coverage is minimal.

Taxes

The Company conducts operations in many tax jurisdictions throughout the world. In many of these jurisdictions, non-income based taxes such as property taxes, sales and use taxes, and value-added taxes are assessed on the Company's operations in that particular location. While the Company strives to ensure compliance with these various non-income based tax filing requirements, there have been instances where potential non-compliance exposures have been identified. In accordance with generally accepted accounting principles, the Company makes a provision for these exposures when it is both probable that a liability has been incurred and the amount of the exposure can be reasonably estimated. To date, such provisions have been immaterial, and the Company believes that, as of December 31, 2007, it has adequately provided for such contingencies. However, it is possible that the Company's results of operations, cash flows, and financial position could be harmed if one or more non-compliance tax exposures are asserted by any of the jurisdictions where the Company conducts its operations.

Legal Actions

On May 3, 2004, the Company announced that Enel filed a request for arbitration to resolve a dispute regarding the Company's marketing and supply obligations under the Research and Development and Technological Cooperation Agreement dated June 28, 2000. The arbitration took place in London in early March 2005 under the rules of arbitration of the International Court of Arbitration of the International Chamber of Commerce, or ICC. The Company received the arbitration panel's decision on September 29, 2005. The arbitration tribunal awarded Enel €4,019,750 in damages plus interest from December 15, 2004 and the sums of $52,000 and €150,000 in arbitration and legal related costs, respectively. These amounts, which total approximately $5.2 million, were included in the Company's results of operations for the year ended December 31, 2005. As of December 31, 2005, approximately $3.0 million of the $5.2 million award was unpaid and was reflected in accrued liabilities. This $3.0 million obligation was paid in early 2006. The arbitration tribunal refused Enel's request to extend the supply or marketing obligations of Echelon.

In addition to the matter described above, from time to time, in the ordinary course of business, the Company is also subject to legal proceedings, claims, investigations, and other proceedings, including claims of alleged infringement of third-party patents and other intellectual property rights, and commercial, employment, and other matters. In accordance with generally accepted accounting principles, the Company makes a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. While the Company believes it has adequately provided for such contingencies as of December 31, 2007, the amounts of which were immaterial, it is possible that the Company's results of operations, cash flows, and financial position could be harmed by the resolution of any such outstanding claims.

7. INCOME TAXES:

The provision for income taxes attributable to continuing operations is based upon income (loss) before income taxes from continuing operations as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Domestic	$ (14,642)	$ (23,922)	$ (18,933)
Foreign	582	(168)	(632)
	$ (14,060)	$ (24,090)	$ (19,565)

The Company accounts for income taxes in accordance with SFAS No. 109 ("SFAS 109"), *Accounting for Income Taxes*. SFAS 109 provides for an asset and liability approach under which deferred income taxes are based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Federal:			
Current	$ ---	$ ---	$ ---
Deferred	---	---	---
Total federal provision	---	---	---
State:			
Current	10	10	20
Deferred	---	---	---
Total state provision	10	10	20
Foreign:			
Current	442	340	134
Deferred	---	---	---
Total foreign provision	442	340	134
Total provision for income taxes	$ 452	$ 350	$ 154

The provision for income taxes differs from the amount estimated by applying the statutory Federal income tax rate to income before taxes as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Federal tax at statutory rate of 35%	$ (4,921)	$ (8,432)	$ (6,848)
State taxes, net of federal benefit	10	10	20
U.S.-Foreign rate differential	239	311	355
Change in Valuation Allowance	4,940	9,059	6,663
Others	184	(598)	(36)

Total provision for income taxes	$ 452	$ 350	$ 154

As of December 31, 2007 and 2006, a valuation allowance has been recorded for the entire gross deferred tax asset as a result of uncertainties regarding the realization of the asset balance. As of December 31, 2007 and 2006, the Company had no significant deferred tax liabilities. The components of the net deferred income tax asset are as follows (in thousands):

	December 31,	
	2007	2006
Net operating loss carry forwards	$ 34,898	$ 36,949
Tax credit carry forwards	13,250	11,635
Fixed and intangible assets	5,548	5,580
Capitalized research and development costs	56	---
Reserves and other cumulative temporary differences	10,386	6,987
Gross deferred income tax assets	64,138	61,151
Valuation allowance	(64,138)	(61,151)
Net deferred income tax assets	$ --	$ --

As of December 31, 2007, part of our valuation allowance on deferred tax assets pertains to certain tax credits and net operating loss carry forwards. In the future, we will reduce the valuation allowance associated with these credits and losses upon the earlier of the period in which we utilize them to reduce the amount of income tax we would otherwise be required to pay on our income tax returns, or when it becomes more likely than not that the deferred tax assets are realizable. If the valuation allowance associated with these credits and losses is realized, the tax benefit of certain of these credits and losses will be accounted for as a credit to stockholders' equity rather than as a reduction of income tax expense. In addition, the Internal Revenue Code of 1986, as amended, contains provisions that limit the net operating loss and credit carryforwards available for use in any given period upon the occurrence of certain events, including a significant change in ownership interests. The Company has performed an analysis of the ownership changes and has reported the net operating loss and credit carryforwards considering such limitations.

As of December 31, 2007, the Company had net operating loss carryforwards of $124.5 million for federal income tax reporting purposes and $43.1 million for state income tax reporting purposes, which expire at various dates through 2027. In addition, as of December 31, 2007, the Company had approximately $7.5 million and $8.3 million of tax credit carry forwards for increased research expenditures for federal and California purposes, respectively. The federal research tax credits will expire at various dates if not utilized by 2027 and the state tax credit can be carried over indefinitely. In accordance with current Internal Revenue Code rules, federal net operating loss carryforwards must be utilized in full before federal research and development tax credits can be used to offset current tax liabilities. As a result, depending on the Company's future taxable income in any given year, some or all of the federal increased research tax credits, as well as portions of the Company's federal and state net operating loss carryforwards, may expire before being utilized. In accordance with the provisions of SFAS 123R, footnote 82, the Company's net operating losses exclude tax deductions for stock-based compensation expense. Such benefits will not be realized and credited to stockholders' equity until the deductions reduce taxes payable.

Amounts held by foreign subsidiaries are generally subject to United States income taxation on repatriation to the United States. The Company currently intends to permanently reinvest its undistributed earnings from its foreign subsidiaries outside the United States and United States income taxes have not been provided on a cumulative total earnings of $5.6 million. It is not practicable to determine the income tax liability that might be incurred if these earnings were to be distributed.

The Company adopted FIN 48 on January 1, 2007. This interpretation prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, and disclosure and transition.

The following is a rollforward of the Company's uncertain tax benefits (in thousands):

Balance as of January 1, 2007	$	4,697
Tax positions related to current year:		
Additions		1,136
Reductions		---
Tax positions related to prior years:		
Additions		229
Reductions		(187)
Settlements		---
Lapses in statute of limitations		(67)
Balance as of December 31, 2007	$	5,808

Included in the balance of total unrecognized tax benefits at December 31, 2007 are potential benefits of $921,000, which if recognized, would affect the effective rate on income from continuing operations.

Upon adoption, the Company had accrued interest and penalties related to the uncertain tax benefits of approximately $327,000. In 2007, the Company decreased the prior year balance by $13,000 and accrued $47,000 of additional penalties and interest.

The Company is subject to taxation in the United States and various state and foreign jurisdictions. In the United States, the tax years from 1992 remain open to examination by federal and most state tax authorities due to certain net operating loss and credit carryforward positions. In the foreign jurisdictions, the number of tax years open to examination by local tax authorities ranges from three to six years.

8. WARRANTY RESERVES:

When evaluating the reserve for warranty costs, management takes into consideration the term of the warranty coverage, the quantity of product in the field that is currently under warranty, historical return rates, and historical costs of repair. In addition, certain other applicable factors, such as technical complexity, may also be taken into consideration when historical information is not yet available for recently introduced products. Estimated reserves for warranty costs are generally provided for when the associated revenue is recognized. In addition, additional warranty reserves may be established when the Company becomes aware of a specific warranty related problem, such as a product recall. Such additional warranty reserves are based on the Company's current estimate of the total out-of-pocket costs expected to be incurred to resolve the problem, including, but not limited to, costs to replace or repair the defective items and shipping costs. The reserve for warranty costs was $301,000 as of December 31, 2007 and $224,000 as of December 31, 2006.

9. RELATED PARTIES:

During the years ended December 31, 2007, 2006, and 2005, the law firm of Wilson Sonsini Goodrich & Rosati, P.C. acted as principal outside counsel to our company. Mr. Sonsini, a director of our company, is a member of Wilson Sonsini Goodrich & Rosati, P.C.

In June 2000, the Company entered into a stock purchase agreement with Enel pursuant to which Enel purchased 3.0 million newly issued shares of our common stock. Under the terms of the stock purchase agreement, Enel has the right to nominate a member of the Company's board of directors. A representative of Enel has not been appointed to the Company's board.

At the same time as the Company entered into the stock purchase agreement with Enel, it also entered into a Research and Development and Technological Cooperation Agreement with an affiliate of Enel (the "R&D Agreement"). Under the terms of the R&D Agreement, the Company cooperated with Enel to integrate LONWORKS technology into Enel's remote metering management project in Italy, the Contatore Elettronico. The Company completed the sale of its components and products for the deployment phase of the Contatore Elettronico project during 2005. During 2006, the Company supplied Enel and its designated manufacturers with limited spare parts for the Contatore Elettronico system. In October 2006, the Company entered into a new development and supply agreement and a software enhancement agreement with Enel. Under the development and supply agreement, Enel and its contract manufacturers purchase additional electronic components and finished goods from Echelon. Under the software enhancement agreement, the Company provides software enhancements to Enel for use in its Contatore Elettronico system. Both the new development and supply agreement and the software enhancement agreement expire in December 2009, although delivery of products and services can extend beyond that date and the agreements may be extended under certain circumstances.

For the years ended December 31, 2007, 2006, and 2005, the Company recognized revenues of approximately $14.2 million, $7.1 million, and $26.9 million, respectively, related to products and services sold to Enel and its contract manufacturers. As of December 31, 2007, approximately $3.0 million of the 2007 revenues were included in accounts receivable. As of December 31, 2006, there were no outstanding amounts due from Enel or its contract manufacturers.

On May 3, 2004, the Company announced that Enel filed a request for arbitration to resolve a dispute regarding the Company's marketing and supply obligations under the R&D Agreement. The arbitration was resolved with the issuance of a decision on September 29, 2005, calling for the Company to pay Enel approximately $5.2 million in damages, interest, and legal and arbitration related costs. For additional information regarding the arbitration, please refer to the "Legal Actions" section of Note 6, Commitments and Contingencies.

10. SEGMENT:

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing business performance. The Company's chief operating decision-making group is the Executive Staff, which is comprised of the Chief Executive Officer, the Chief Operating Officer, and their direct reports. SFAS 131 also requires disclosures about products and services, geographic areas, and major customers.

The Company operates in one principal industry segment, its reportable segment: the design, manufacture and sale of products for the controls network industry, and markets its products primarily to the building automation, industrial automation, transportation, and utility/home automation markets. The Company's products provide the infrastructure and support required to implement and deploy open, interoperable, control network solutions. For the electric utility industry, the Company has developed an advanced metering infrastructure system called the Networked Energy Services (NES) system. The NES system provides a two-way information and control path between the utility and its customer, which enables utilities to reduce operating costs; improve customer service; offer multiple tariff plans, including time-of-use metering and prepay metering; promote energy efficiency; better utilize distribution assets; improve grid quality and reliability; control loads and reduce peak demand; and respond more rapidly to changing customer and regulatory requirements. All of the Company's products either incorporate or operate with the Neuron® Chip and/or the LonWorks protocol. The Company also provides a range of services to its customers that consist of technical support, training courses covering its LonWorks network technology and products, and custom software development. In total, the Company offers a wide ranging set of products and services that together constitute the LonWorks system. Any given customer purchases a small subset of such products and services that are appropriate for that customer's application.

The Company operates in three main geographic areas: the Americas; Europe, Middle East and Africa ("EMEA"); and Asia Pacific/ Japan ("APJ"). Each geographic area provides products and services to the Company's customers located in the respective region. The Company's long-lived assets include property and equipment, goodwill, loans to certain key employees, purchased technology, and deposits on its leased facilities. Long-lived assets are attributed to geographic areas based on the country where the assets are located. As of December 31, 2007 and 2006, long-lived assets of about $25.2 million and $22.2 million, respectively, were domiciled in the United States. Long-lived assets for all other locations are not material to the consolidated financial statements.

The Company has three primary product lines: NES, LonWorks Infrastructure, and products and services sold to Enel. Summary revenue information by product line for the years ended December 31, 2007, 2006, and 2005 is as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
NES	$ 70,558	$ 791	$ 883
LonWorks Infrastructure	52,840	49,382	46,612
Enel	14,179	7,103	26,933
Total	$ 137,577	$ 57,276	$ 74,428

In North America, the Company sells its products primarily through a direct sales organization and select third-party electronics representatives. Outside North America, the Company sells its products through direct sales organizations in EMEA and APJ, value-added resellers, and local distributors. Revenues are attributed to geographic areas based on the country where the customer is domiciled. Summary revenue information by geography for the years ended December 31, 2007, 2006 and 2005 is as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Americas	$ 18,561	$ 19,748	$ 17,052
EMEA	99,164	29,991	46,600
APJ	19,852	7,537	10,776
Total	$ 137,577	$ 57,276	$ 74,428

For information regarding the Company's major customers, please refer to Note 4, Significant Customers.

11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

The following tables set forth certain consolidated statement of operations data for each of the quarters in 2007 and 2006. This information has been derived from our quarterly unaudited consolidated financial statements. The quarterly unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements included in this report and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information when read in conjunction with our annual audited consolidated financial statements and notes appearing in this report. The operating results for any quarter do not necessarily indicate the results for any subsequent period or for the entire fiscal year.

	Three Months Ended							
	Dec. 2007	Sep. 2007	June 2007	March 2007	Dec. 2006	Sep. 2006	June 2006	March 2006
Consolidated Statement of Operations Data:	(in thousands, except per share data)							
Revenues:								
Product	$ 46,158	$ 23,733	$ 26,437	$ 39,077	$ 13,622	$ 13,110	$ 19,209	$ 10,574
Service	741	980	259	192	244	181	165	171
Total revenues	46,899	24,713	26,696	39,269	13,866	13,291	19,374	10,745
Cost of revenues:								
Cost of product	27,012	13,980	15,315	28,627	5,230	4,936	7,303	4,563
Cost of service	654	729	514	492	511	509	452	445
Total cost of revenues	27,666	14,709	15,829	29,119	5,741	5,445	7,755	5,008
Gross profit	19,233	10,004	10,867	10,150	8,125	7,846	11,619	5,737
Operating expenses:								
Product development	8,791	7,789	8,130	7,801	7,328	6,875	7,163	6,991
Sales and marketing	5,812	4,850	4,953	5,415	5,060	5,076	5,089	5,147
General and administrative	4,408	4,083	4,291	3,708	3,559	3,746	3,798	3,402
Total operating expenses	19,011	16,722	17,374	16,924	15,947	15,697	16,050	15,540
Income (loss) from operations	222	(6,718)	(6,507)	(6,774)	(7,822)	(7,851)	(4,431)	(9,803)
Interest and other income, net	1,351	1,381	1,488	1,497	1,433	1,586	1,404	1,394
Income (loss) before provision for income taxes	1,573	(5,337)	(5,019)	(5,277)	(6,389)	(6,265)	(3,027)	(8,409)
Income tax expense	129	108	107	108	110	80	80	80
Net income (loss)	$ 1,444	$ (5,445)	$ (5,126)	$ (5,385)	$ (6,499)	$ (6,345)	$ (3,107)	$ (8,489)
Income (loss) per share:								
Basic	$ 0.04	$ (0.14)	$ (0.13)	$ (0.14)	$ (0.17)	$ (0.16)	$ (0.08)	$ (0.21)
Diluted	$ 0.03	$ (0.14)	$ (0.13)	$ (0.14)	$ (0.17)	$ (0.16)	$ (0.08)	$ (0.21)
Shares used in net income (loss) per share calculation:								
Basic	40,690	40,121	39,508	39,227	39,220	39,354	39,615	39,767
Diluted	43,721	40,121	39,508	39,227	39,220	39,354	39,615	39,767

SCHEDULE II

ECHELON CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Period	Charged/ (Credited) to Revenues and Expenses	Write-Off of Previously Provided Accounts	Balance at End of Period
Year Ended December 31, 2005				
Allowance for Doubtful Accounts	$ 300	$ 15	$ 15	$ 300
Year Ended December 31, 2006				
Allowance for Doubtful Accounts	$ 300	$ (23)	$ 27	$ 250
Year Ended December 31, 2007				
Allowance for Doubtful Accounts	$ 250	$ 88	$ 8	$ 330

	Balance at Beginning of Period	Charged to Revenues and Expenses	Write-Off of Previously Provided Accounts	Balance at End of Period
Year Ended December 31, 2005				
Allowance for Customer Returns and Sales Credits	$ 1,314	$ 4,739	$ 4,842	$ 1,211
Year Ended December 31, 2006				
Allowance for Customer Returns and Sales Credits	$ 1,211	$ 5,673	$ 6,093	$ 791
Year Ended December 31, 2007				
Allowance for Customer Returns and Sales Credits	$ 791	$ 6,531	$ 6,224	$ 1,098

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECHELON CORPORATION

By: /s/ Oliver R. Stanfield

Oliver R. Stanfield
Executive Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints M. Kenneth Oshman and Oliver R. Stanfield his true and lawful attorney-in-fact and agent, with full power of substitution and, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to this Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATES INDICATED.

Signatures	Title	Date
/s/ M. KENNETH OSHMAN M. Kenneth Oshman	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 17, 2008
/s/ OLIVER R. STANFIELD Oliver R. Stanfield	Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	March 17, 2008
/s/ ARMAS CLIFFORD MARKKULA, JR. Armas Clifford Markkula, Jr.	Vice Chairman	March 6, 2008
/s/ ROBYN M. DENHOLM Robyn M. Denholm	Director	March 10, 2008
/s/ ROBERT J. FINOCCHIO, JR. Robert J. Finocchio, Jr.	Director	March 3, 2008
/s/ ROBERT R. MAXFIELD Robert R. Maxfield	Director	March 5, 2008
/s/ RICHARD M. MOLEY Richard M. Moley	Director	March 5, 2008
/s/ BETSY RAFAEL Betsy Rafael	Director	March 14, 2008
/s/ LARRY W. SONSINI Larry W. Sonsini	Director	March 7, 2008

EXHIBIT INDEX

Exhibit No.	Description of Document
3.2*	Amended and Restated Certificate of Incorporation of Registrant.
3.3*	Amended and Restated Bylaws of Registrant.
4.1*	Form of Registrant's Common Stock Certificate.
4.2*	Second Amended and Restated Modification Agreement dated May 15, 1997.
10.1*	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
10.2*+	1997 Stock Plan and forms of related agreements.
10.2(a)*+	Form of 1997 Stock Plan Stock Option Agreement with early exercise feature
10.2(b)*+	Form of 1997 Stock Plan Nonqualified Stock Option Agreement with early exercise feature
10.2(c)*+	Form of 1997 Stock Plan Nonqualified Stock Option Agreement
10.2(d)*+	Form of 1997 Stock Plan Performance Share Agreement
10.2(e)*+	Form of 1997 Stock Plan Performance Share Agreement for non-US employees
10.2(f)*+	Form of 1997 Stock Plan Performance Share Agreement with performance based vesting criteria for non-US employees
10.2(g)*+	Form of 1997 Stock Plan Stock Appreciation Right Agreement for non-US employees
10.2(h)*+	Form of 1997 Stock Plan Performance Share Agreement with performance based vesting criteria
10.2(i)*+	Form of 1997 Stock Plan Performance Share Agreement
10.2(j)+	Form of 1997 Stock Plan Stock Appreciation Right Agreement
10.3*+	1988 Stock Option Plan and forms of related agreements.
10.4*	Second Amended and Restated Modification Agreement dated May 15, 1997 (included in Exhibit 4.2).
10.5*	Form of International Distributor Agreement.
10.6*	Form of OEM License Agreement.
10.7*	Form of Software License Agreement.
10.8*	International Distributor Agreement between the Company and EBV Elektronik GmbH as of December 1, 1997.
10.9*+	1998 Director Option Plan.
21.1*	Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see signature page).
31.1	Certificate of Echelon Corporation Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certificate of Echelon Corporation Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification by the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Previously filed.

\+ Indicates management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of Form 10-K.

ECHELON®

550 Meridian Ave.
San Jose, CA 95126
Tel: +1 408 938 5200
Fax: +1 408 790 3800

END